Pursuant to Rule 424(b)(3)
Registration No. 333-209350

Prospectus

53,974,076 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale of up to 53,974,076 shares of our common stock, par value $0.001 per share, by the selling shareholders identified in this prospectus. The shares being offered include:

•	33,338,884 shares issued to selling shareholders in certain private placements between October 6, 2015 and January 29, 2016 (the “Private Placement”);

•	16,669,391 shares issuable to selling stockholders upon exercise, at an exercise price of $0.75 per share, of warrants issued in the Private Placement;

•	3,525,801 shares issuable upon the exercise, at an exercise price of $0.75 per share, of warrants issued to our placement agent in the Private Placement; and

•	an aggregate of 440,000 shares issuable upon the exercise, at an exercise price of $1.02 or $0.92 per share, as the case may be, of warrants issued to a third-party consultant as consideration for certain services provided to the Company.

The selling shareholders may sell all or a portion of these shares from time to time, in amounts, at prices and on terms determined at the time of sale. The shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 25 of this prospectus.

We will not receive any proceeds from the sale of these shares. We will, however, receive cash proceeds equal to the total exercise price of any warrants that are exercised for cash.

Our common stock is quoted on the OTCQB of the OTC Markets under the symbol “CYDY.” On February 16, 2016, the closing price of our common stock was $1.09 per share.

Investing in our common stock involves risks. You should read and carefully consider the “Risk Factors” section beginning on page 4 of this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state regulatory agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2016.

In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information.

We are not making an offer to sell or seeking an offer to buy any shares of common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is complete and accurate as of any date other than the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities offered hereby.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Our forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in or expressed by such statements. In evaluating all such statements we urge you to specifically consider various risk factors identified in this prospectus, including the matters set forth under the heading “Risk Factors,” any of which could cause actual results to differ materially from those indicated by our forward-looking statements.

Our forward-looking statements reflect our current views with respect to future events and are based on currently available financial, economic, scientific, and competitive data and information on current business plans. You should not place undue reliance on our forward-looking statements, which are subject to risks and uncertainties relating to, among other things: (i) the sufficiency of our cash position, (ii) our ability to achieve approval of a marketable product, (iii) design, implementation and conduct of clinical trials, (iv) the results of our clinical trials, including the possibility of unfavorable clinical trial results, (v) the market for, and marketability of, any product that is approved, (vi) the existence or development of vaccines, drugs, or other treatments for infection with the Human Immunodeficiency Virus that are viewed by medical professionals or patients as superior to our products, (vii) regulatory initiatives, compliance with governmental regulations and the regulatory approval process, (viii) general economic and business conditions, (ix) changes in foreign, political, and social conditions, (x) the specific risk factors discussed under the heading “Risk Factors” below, and (xi) various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties develop, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated by our forward-looking statements.

We intend that all forward-looking statements made in this prospectus will be subject to the safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended, to the extent applicable. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that is important to you. You should read the entire prospectus, including the section entitled “Risk Factors,” before making an investment decision.

Corporate Information

CytoDyn Inc. is a Delaware corporation with its principal business office at 1111 Main Street, Suite 660, Vancouver, Washington 98660. Our website can be found at www.cytodyn.com. We do not intend to incorporate any contents from our website into this prospectus. Effective August 27, 2015, we completed a reincorporation from Colorado to Delaware, upon approval of our shareholders at our annual meeting.

Unless the context otherwise requires, references in this prospectus to “CytoDyn,” the “Company,” “we,” “our,” or “us” are to CytoDyn Inc. and its subsidiaries.

The Company

We are a clinical-stage biotechnology company focused on the clinical development and potential commercialization of humanized monoclonal antibodies to treat Human Immunodeficiency Virus (“HIV”) infection. Our lead product candidate, PRO 140, belongs to a class of HIV therapies known as entry inhibitors. These therapies block HIV from entering into and infecting certain cells. We believe that monoclonal antibodies are a new emerging class of therapeutics for the treatment of HIV. Seven clinical trials demonstrating safety and efficacy for PRO 140 have been completed. Based on positive results from our most recent Phase 2b clinical trial, the U.S. Food and Drug Administration (the “FDA”) approved the protocol for our first Phase 2b/3 pivotal study for PRO 140 as an adjunct therapy and, in June 2015, we commenced the Phase 2b/3 trial and dosed our first patient in October 2015. This clinical trial potentially represents our first path to market approval for PRO 140.

The Private Placement

The shares of our common stock being offered for resale by selling shareholders named herein pursuant to this prospectus were issued or are issuable in connection with private placement transactions described below.

Between October 6, 2015 and January 29, 2016, we issued in private placements to accredited investors (which we refer to as the “Private Placement”) an aggregate of 33,338,884 shares of our common stock, together with warrants (the “Investor Warrants”) to purchase an aggregate of 16,669,391 shares of our common stock at an exercise price of $0.75 per share. We paid Paulson Investment Company, LLC, as the placement agent for certain of the transactions in the Private Placement, in addition to certain cash fees, warrants (the “Placement Agent Warrants” and, together with the Investor Warrants, the “Private Placement Warrants”) to purchase an aggregate of 3,525,801 shares of our common stock at an exercise price of $0.75 per share. All of the Warrants have a five-year term and are immediately exercisable.

The Consultant Warrants

The Company has also issued to Paul J. Maddon, M.D., Ph.D., two warrants (the “Consultant Warrants” and, together with the Private Placement Warrants, the “Warrants”) to purchase an aggregate of 440,000 shares of our common stock, as consideration for services provided as a third-party consultant to the Company. The first Consultant Warrant covers 200,000 shares, was issued July 13, 2015, has an exercise price of $1.02 per share and a 10-year term, and vests in two equal annual installments commencing on January 1, 2016. The second Consultant Warrant covers 240,000 shares, was issued January 4, 2016, has an exercise price of $0.92 per share and a 10-year term, and vests in four equal quarterly installments commencing on January 4, 2016.

Due to certain registration rights specified in the warrant agreements for such Consultant Warrants, Dr. Maddon is being included as a selling shareholder hereunder.

This Offering

We are registering for resale by the selling shareholders named herein the 33,338,884 shares of our common stock issued in the Private Placement, as well as the 20,635,192 shares of our common stock issuable upon exercise of the Warrants.

Securities being offered:	Up to 53,974,076 shares of common stock, including (i) 33,338,884 shares issued in the Private Placement, (ii) 16,669,391 shares issuable upon exercise of the Investor Warrants, (iii) 3,525,801 shares issuable upon exercise of the Placement Agent Warrants and (iv) 440,000 shares issuable upon exercise of the Consultant Warrants.

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of shares of our common stock by the selling shareholders. We may receive proceeds upon any exercise for cash of Warrants, in which case such proceeds will be used for general working capital purposes. The Placement Agent Warrants include a cashless exercise feature, while the Investor Warrants do not.

Market for common stock:	Our common stock is quoted on the OTCQB of the OTC Markets under the symbol “CYDY.” On February 16, 2016, the closing price of our common stock was $1.09 per share.

Risk factors:	See “Risk Factors” beginning on page 5 for risks you should consider before investing in our shares.

RISK FACTORS

The risks enumerated below are not the only risks we face, and the listed risk factors are not intended to be an all-inclusive discussion of all of the potential risks relating to our business. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect our business.

Risks Related to Our Business

We are a biotechnology company and have a history of significant operating losses; we expect to continue to incur operating losses, and we may never achieve or maintain profitability.

We have not generated any revenue from product sales, licensing, or other potential sales to date. Since our inception, we have incurred operating losses in each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. Our current drug candidate is in the later stages of clinical trials, and we expect to commence significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales. During the fiscal years ended May 31, 2015, 2014 and 2013, we incurred net losses of approximately $25.1 million, $12.4 million, $9.6 million, respectively; for the six months ended November 30, 2015 and November 30, 2014, we incurred net losses of approximately $14.1 million and $8.4 million, respectively; and at November 30, 2015, we had an accumulated deficit of approximately $85.7 million. We expect to incur losses for the foreseeable future as we continue development of, and seek regulatory approvals for, our drug candidate and commercialize any approved product usages. If our current drug candidate fails to gain regulatory approval, or if it or other candidates we own do not achieve approval and market acceptance, we will not be able to generate any revenue, or explore other opportunities to enhance shareholder value, such as through a sale. If we fail to generate revenue and eventually become and remain profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

We will need substantial additional funding to complete our Phase 3 clinical trials for PRO 140 for HIV-related treatments, to initiate our Phase 2 clinical trial for Graft versus Host Disease, or GvHD, and to operate our business, and such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

The discovery, development, and commercialization of new treatments, such as our PRO 140 product candidate, entail significant costs. We expect the total estimated expenses for our first Phase 3 trial may range from approximately $13 million to $15 million. Our initial estimated expenses for the Phase 2 GvHD trial are approximately $4 million. In addition, to the extent further development and clinical trials of PRO 140 and other products continue to appear promising and we elect to fund its development and commercialization, we will need to raise substantial additional capital, or enter into strategic partnerships, to enable us to:

•	fund clinical trials and seek regulatory approvals;

•	build or access manufacturing and commercialization capabilities;

•	pay required license fees, milestone payments, and maintenance fees to Progenics Pharmaceuticals, Inc. (from which we acquired our PRO 140 product candidate) (“Progenics”), Lonza Sales AG (“Lonza”) and AbbVie Inc. (formerly Protein Design Labs) (“PDL”);

•	develop, test, and, if approved, market our product candidate;

•	acquire or license additional internal systems and other infrastructure; and

•	hire and support additional management and scientific personnel.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our common stock is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

The amount of financing we require will depend on a number of factors, many of which are beyond our control. Our results of operations, financial condition and stock price are likely to be adversely affected if our funding requirements increase or are otherwise greater than we expect.

Our future funding requirements will depend on many factors, including, but not limited to:

•	the costs of our Phase 3 clinical trials for PRO 140 for HIV-related treatments, our Phase 2 clinical trial for GvHD and other clinical trials and development activities conducted by us directly, and our ability to successfully conclude the studies and achieve favorable results;

•	our ability to attract strategic partners to pay for or share costs related to our product development efforts;

•	the costs and timing of seeking and obtaining regulatory approvals and making related milestone payments due to Progenics, Lonza and PDL.

•	the costs of filing, prosecuting, maintaining and enforcing patents and other intellectual property rights and defending against potential claims of infringement;

•	decisions to hire additional scientific or administrative personnel or consultants;

•	our ability to manage administrative and other costs of our operations; and

•	the presence or absence of adverse developments in our research program.

If any of these factors cause our funding needs to be greater than expected, our operations, financial condition, ability to continue operations and stock price may be adversely affected.

Our future cash requirements may differ significantly from our current estimates.

Our cash requirements may differ significantly from our estimates from time to time, depending on a number of factors, including:

•	the costs and results of our Phase 3 clinical trials for HIV-related treatments, our Phase 2 clinical trial for GvHD, and other clinical trials we are undertaking or may in the future pursue with PRO 140;

•	the time and costs involved in obtaining regulatory approvals;

•	whether we receive additional cash upon the exercise of our outstanding common stock warrants;

•	whether we are able to obtain funding under future licensing agreements, strategic partnerships, or other collaborative relationships, if any;

•	the costs of compliance with laws, regulations, or judicial decisions applicable to us; and

•	the costs of general and administrative infrastructure required to manage our business and protect corporate assets and shareholder interests.

If we fail to raise additional funds on a timely basis we will need to scale back our business plans, which would adversely affect our business, financial condition, and stock price, and we may even be forced to discontinue our operations and liquidate our assets.

Certain agreements and related license agreements require us to make significant milestone, royalty, and other payments, which will require additional financing and, in the event we do commercialize our PRO 140 product, decrease the revenues we may ultimately receive on sales. To the extent that such milestone, royalty and other payments are not timely made, the counterparties to such agreements in certain cases have repurchase and termination rights thereunder with respect to PRO 140.

Under the Progenics Agreement, the PDL License and the Lonza Agreement (each as defined herein), we must pay to Progenics, PDL and Lonza significant milestone payments, license fees for “system know-how” technology and royalties. In order to make the various milestone and license payments that are required, we will need to raise additional funds. In addition, our royalty obligations will reduce the economic benefits to us of any future sales if we do receive regulatory approval and seek to commercialize PRO 140. To the extent that such milestone payments and royalties are not timely made, under each their respective agreements, Progenics has certain repurchase rights relating to the assets sold to us, and PDL has certain termination rights relating to our license of PRO 140 from PDL. For more information, see “Business –PRO 140 Acquisition and Licensing Arrangements,” as well as the Progenics Agreement, the PDL License and the Lonza Agreement (each as defined herein), each of which are filed, respectively, as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 30, 2012, and Exhibit 10.21 to our Annual Report on Form 10-K for the fiscal year ended May 31, 2013, filed with the SEC on August 29, 2013, and Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2015, as amended on August 19, 2015.

Clinical trials are expensive, time-consuming and subject to delay.

Clinical trials are subject to rigorous regulatory requirements and are expensive and time-consuming to design and implement. The length of time and number of trial sites and patients required for clinical trials vary substantially based on the type, complexity, novelty, intended use and any safety concerns relating to a drug candidate. We estimate that it may take at least two years to complete the necessary clinical trials, obtain regulatory approval from the FDA or other non-U.S. regulatory agency, and begin to commercialize PRO 140, even if trials are successful, of which there can be no assurance. Clinical trials for our other drug candidates may take significantly longer to complete, if they are pursued at all.

The commencement and completion of clinical trials could be delayed or prevented by many factors, including, but not limited to:

•	our ability to obtain regulatory or other approvals to commence and conduct clinical trials in the manner we or our partners consider appropriate for timely development;

•	our ability to identify and reach agreement on acceptable terms with prospective clinical trial sites and entities involved in the conduct of our clinical trials;

•	slower than expected rates of patient recruitment and enrollment, including as a result of competition with other clinical trials for patients, limited numbers of patients that meet the enrollment criteria, or the introduction of alternative therapies or drugs by others;

•	unforeseen issues with our relationship with our contract clinical management services provider;

•	delays in paying third-party vendors of biopharmaceutical services;

•	lack of effectiveness of our drug candidates during clinical trials; or

•	unforeseen safety issues.

Testing of our primary product candidate, PRO 140, is ongoing and our clinical trial results may not ultimately confirm initial positive indications, which would materially and adversely affect our business, financial condition and stock price.

Our efforts to commercialize PRO 140 are dependent on obtaining FDA or other non-U.S. regulatory agency approval of its use in HIV-infected patients. Although test results have been positive thus far, the process of obtaining approval of a drug product for use in humans is extremely lengthy and time-consuming, and numerous factors may prevent our successful development of PRO 140, including negative results in future clinical trials, the development by competitors of other products with equal or better results, or inability to obtain sufficient additional funding to continue to pursue development. Failure to successfully develop PRO 140 would have a material and adverse effect on our business, financial condition and stock price, and would threaten our ability to continue to operate our business, particularly since PRO 140 is the only product candidate we are actively pursuing at this time.

Although PRO 140 has been designated as a candidate for fast track approval by the FDA, our ability to obtain accelerated approval may be lost.

The FDA designated PRO 140 as a candidate for fast track consideration in 2006. The letter ascribing this designation stated that, if the clinical development program pursued for PRO 140 did not continue to meet the criteria for fast track designation, the Investigational New Drug (“IND”) application would not be reviewed under the fast track program. There is no assurance that the FDA will ultimately consider PRO 140 for approval on an accelerated basis. Failure to maintain eligibility for fast track review will likely result in requirements for longer or additional clinical trials and a slower approval process, resulting in additional costs and further delay in the potential realization of revenues from commercialization of PRO 140.

Although we have applied with the FDA for breakthrough therapy designation for PRO 140, for certain HIV-related treatments, such a designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that PRO 140 will receive marketing approval in the United States.

We have applied with the FDA for breakthrough therapy designation for PRO 140, for certain HIV-related treatments. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and for which preliminary clinical evidence indicates substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the applicant can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA may, in some cases, also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe PRO 140 meets the criteria for designation as a breakthrough therapy, the FDA may disagree. In any event, the receipt of a breakthrough therapy designation for PRO 140 may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if PRO 140 does qualify as a breakthrough therapy, the FDA may later decide that PRO 140 no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. The foregoing considerations could result in additional costs and/or delay in the potential realization of revenues from commercialization of PRO 140.

Although we have applied with the FDA for orphan drug designation for PRO 140, for certain GvHD-related treatments, we may not be able to obtain or maintain orphan drug designation or orphan drug exclusivity for PRO 140.

We have applied with the FDA for designation of PRO 140 as an “orphan” drug, in connection with our Phase 2 trial for GvHD. Under the Orphan Drug Act, the FDA may designate a drug for relatively small patient populations as an “orphan” drug, if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States.

Even if we obtain orphan drug designation for PRO 140, we may not be able to obtain orphan drug exclusivity for PRO 140. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA will be precluded from approving another marketing application for the same drug for that indication for the applicable exclusivity period. The applicable exclusivity period is seven years in the United States. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for PRO 140, that exclusivity may not effectively protect the product from competition, because FDA has taken the position that, under certain circumstances, another drug with the same active moiety can be approved for the same condition. Specifically, the FDA’s regulations provide that it can approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Any failure to attract and retain skilled directors, executives, employees and consultants could impair our drug development and commercialization activities.

Our business depends on the skills, performance, and dedication of our directors, executive officers and key scientific and technical advisors. All of our current scientific advisors are independent contractors and are either self-employed or employed by other organizations. As a result, they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, which may affect their ability to provide services to us in a timely manner. We may need to recruit additional directors, executive management employees, and advisers, particularly scientific and technical personnel, which will require additional financial resources. In addition, there is currently intense competition for skilled directors, executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. If we are unable to attract and retain persons with sufficient scientific, technical and managerial experience, we may be forced to limit or delay our product development activities or may experience difficulties in successfully conducting our business, which would adversely affect our operations and financial condition.

We do not have internal research and development personnel, making us dependent on consulting relationships and strategic alliances with industry partners.

We currently have no research and development staff or coordinators. We rely and intend to continue to rely on third parties for many of these functions. We engaged Amarex Clinical Research, LLC (“Amarex”), a full service clinical research organization, to manage our clinical trials. As a result, we will be dependent on consultants and strategic partners in our development and commercialization activities, and it may be administratively challenging to monitor and coordinate these relationships. If we do not appropriately manage our relationships with third parties, we may not be able to successfully manage development, testing, and approval of our PRO 140 drug candidate or other products or commercialize any products that are approved, which would have a material and adverse effect on our business, financial condition and stock price.

We will need to outsource and rely on third parties for the clinical development and manufacture, sales and marketing of product candidates, and our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We are dependent on third parties for important aspects of our product development strategy. We do not have the required financial and human resources to carry out independently the pre-clinical and clinical development for our product candidate, and do not have the capability or resources to manufacture, market or sell our current product candidate. As a result, we contract with and rely on third parties for important functions, including testing, storing, and manufacturing our products and managing and conducting clinical trials from which we may obtain a benefit. We have recently entered into several agreements with third parties for such services. If problems develop in our relationships with third parties, or if such parties fail to perform as expected, it could lead to delays or lack of progress, significant cost increases, changes in our strategies, and even failure of our product initiatives.

We may not be able to identify, negotiate and maintain the strategic alliances necessary to develop and commercialize our products and technologies, and we will be dependent on our corporate partners if we do.

We may seek to enter into a strategic alliance with a pharmaceutical company for the further development and approval of one or more of our product candidates. Strategic alliances potentially provide us with additional funds, expertise, access, and other resources in exchange for exclusive or non-exclusive licenses or other rights to the technologies and products that we are currently developing or may explore in the future. We cannot give any assurance that we will be able to enter into additional strategic relationships with a pharmaceutical company or others in the near future or at all, or maintain our current relationships. In addition, we cannot assure you that any agreements we do reach will achieve our goals or be on terms that prove to be economically beneficial to us. When we do enter into strategic or contractual relationships, we become dependent on the successful performance of our partners or counter-parties. If they fail to perform as expected, such failure could adversely affect our financial condition, lead to increases in our capital needs, or hinder or delay our development efforts.

Clinical trials may fail to demonstrate the desired safety and efficacy of our product candidates, which could prevent or significantly delay completion of clinical development and regulatory approval.

Prior to receiving approval to commercialize PRO 140 or any other product candidates, we must adequately demonstrate to the FDA and any foreign regulatory authorities in jurisdictions in which we seek approval that it or any other product candidate is sufficiently safe and effective with substantial evidence from well-controlled clinical trials. In clinical trials, we will need to demonstrate efficacy for the treatment of specific indications and monitor safety throughout the clinical development process and following approval. If clinical work by us or others leads to undesirable adverse effects in patients, it could delay or prevent us from furthering the regulatory approval process or cause us to cease clinical trials with respect to any drug candidate. If our current or future preclinical studies or clinical trials are unsuccessful, our business will be significantly harmed and our stock price would be negatively affected.

Our product candidates are subject to the risks of failure inherent in drug-related product development. Preclinical studies may not yield results that adequately support our regulatory applications. Even if these applications are filed with respect to our product candidates, the results of preclinical studies do not necessarily predict the results of clinical trials. In addition, even if we believe the data collected from clinical trials of our product candidates are promising, these data may not be sufficient to support approval by the FDA or foreign regulatory authorities. If regulatory authorities do not approve our products or if we fail to maintain regulatory compliance, we would be unable to commercialize our products, and our business, results of operations and financial condition would be harmed.

Our competitors may develop drugs that are more effective, safer and less expensive than ours.

We are engaged in the HIV treatment sector of the biopharmaceutical industry, which is intensely competitive. There are current treatments that are quite effective at controlling the effects of HIV, and we expect that new developments by other companies and academic institutions in the areas of HIV treatment will continue. If approved for marketing by the FDA, depending on the approved clinical indication, our product candidates may be competing with existing and future antiviral treatments for HIV.

Our competitors may:

•	develop drug candidates and market drugs that increase the levels of safety or efficacy that our product candidates will need to show in order to obtain regulatory approval;

•	develop drug candidates and market drugs that are less expensive or more effective than ours;

•	commercialize competing drugs before we or our partners can launch any products we are working to develop;

•	hold or obtain proprietary rights that could prevent us from commercializing our products; or

•	introduce therapies or market drugs that render our potential product candidates obsolete.

We expect to compete against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. These competitors, in nearly all cases, operate research and development programs that have substantially greater financial resources than we do. Our competitors also have significantly greater experience in:

•	developing drug and other product candidates;

•	undertaking preclinical testing and clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals;

•	formulating and manufacturing drugs;

•	launching, marketing and selling drugs; and

•	providing management oversight for all of the above-listed operational functions.

If we fail to achieve superiority over other existing or newly developed treatments, we may be unable to obtain regulatory approval. If our competitors market drugs that are less expensive, safer or more effective than our potential product candidates, or that gain or maintain greater market acceptance, we may not be able to compete effectively.

We expect to rely on third party manufacturers and will be dependent on their quality and effectiveness.

Our primary product candidate and potential drug candidates require precise, high-quality manufacturing. The failure to achieve and maintain high manufacturing standards, including failure to detect or control anticipated or unanticipated manufacturing errors or the frequent occurrence of such errors, could result in patient injury or death, discontinuance or delay of ongoing or planned clinical trials, delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals and other problems that could seriously hurt our business. Contract drug manufacturers often encounter difficulties involving production yields, quality control and quality assurance and shortages of qualified personnel. These manufacturers are subject to stringent regulatory requirements, including the FDA’s current good-manufacturing-practices regulations and similar foreign laws and standards. If our contract manufacturers fail to maintain ongoing compliance at any time, the production of our product candidates could be interrupted, resulting in delays or discontinuance of our clinical trials, additional costs and loss of potential revenues.

We may not be able to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct larger-scale or late-stage clinical trials and for commercialization of any resulting product, if that candidate is approved for sale, we will need to manufacture it in larger quantities. We may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development and testing of that product candidate and regulatory approval or commercial launch of any resulting product may be delayed, which could significantly harm our business.

We may be subject to potential product liability and other claims that could materially impact our business and financial condition.

The development and sale of medical products exposes us to the risk of significant damages from product liability and other claims, and the use of our product candidates in clinical trials may result in adverse effects. We cannot predict all the possible harms or adverse effects that may result. We maintain a modest amount of product liability insurance to provide some protections from claims. Nonetheless, we may not have sufficient resources to pay for any liabilities resulting from a personal injury or other claim, even if it is partially covered by insurance. In addition to the possibility of direct claims, we may be required to indemnify third parties against damages and other liabilities arising out of our development, commercialization and other business activities, which would increase our liability exposure. If third parties that have agreed to indemnify us fail to do so, we may be held responsible for those damages and other liabilities as well.

Legislative, regulatory, or medical cost reimbursement changes may adversely impact our business.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to the health care system in the U.S. and in other jurisdictions may change the nature of and regulatory requirements relating to drug discovery, clinical testing and regulatory approvals, limit or eliminate payments for medical procedures and treatments, or subject the pricing of pharmaceuticals to government control. Outside the U.S., and particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In addition, third-party payers in the U.S. are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved health care products. Significant changes in the health care system in the U.S. or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our projected future operating results and our ability to raise capital, commercialize products, and remain in business.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K for that fiscal year. Management determined that as of both May 31, 2015, and May 31, 2014, our disclosure controls and procedures and internal control over financial reporting were not effective due to material weaknesses in our internal control over financial reporting related to inadequate segregation of duties over authorization, review and recording of transactions, as well as the financial reporting of such transactions. Any failure to implement new or improved controls necessary to remedy the material weaknesses described above, or difficulties encountered in the implementation or operation of these controls, could harm our operations, decrease the reliability of our financial reporting, and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and reduce our stock price.

Our success depends substantially upon our ability to obtain and maintain intellectual property protection relating to our product candidates and research technologies.

Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the claim scope of patents, our ability to enforce our existing patents and to obtain and enforce patents that may issue from any pending or future patent applications is uncertain and involves complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology and pharmaceutical patents. Thus, we cannot be sure that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents do issue, we cannot be sure that the claims of these patents will be held valid or enforceable by a court of law, will provide us with any significant protection against competing products, or will afford us a commercial advantage over competitive products. If one or more products resulting from our product candidates is approved for sale by the FDA and we do not have adequate intellectual property protection for those products, competitors could duplicate them for approval and sale in the United States without repeating the extensive testing required of us or our partners to obtain FDA approval.

Known third party patent rights could delay or otherwise adversely affect our planned development and sale of PRO 140. We have identified but not exhaustively analyzed other patents that could relate to our proposed products.

We are aware of patent rights held by a third party that may cover certain compositions within our PRO 140 candidate. The patent holder has the right to prevent others from making, using, or selling a drug that incorporates the patented compositions, while the patent remains in force. While we believe that the third party’s patent rights will not affect our planned development, regulatory clearance, and eventual marketing, commercial production, and sale of PRO 140, there can be no assurance that this will be the case. The relevant patent expires before we expect to commercially introduce PRO 140. In addition, the Hatch-Waxman exemption to U.S. patent law permits all uses of compounds in clinical trials and for other purposes reasonably related to obtaining FDA clearance of drugs that will be sold only after patent expiration, so our use of PRO 140 in those FDA-related activities does not infringe the patent holder’s rights. However, were the patent holder to assert its rights against us before expiration of the patent for activities unrelated to FDA clearance, the development and ultimate sale of a PRO 140 product could be significantly delayed, and we could incur the expense of defending a patent infringement suit and potential liability for damages for periods prior to the patent’s expiration.

In connection with our acquisition of rights to PRO 140, our patent counsel conducted a freedom-to-operate search that identified other patents that could relate to our proposed PRO 140 candidate. Sufficient research and analysis was conducted to enable us to reach the conclusion that PRO 140 likely does not infringe those patent rights. However, we did not have an exhaustive analysis conducted as to the identified patent rights, because doing so would have been more costly than appeared to be justified. If any of the holders of the identified patents were to assert patent rights against us, the development and sale of PRO 140 could be delayed, we could be required to spend time and money defending patent litigation, and we could incur liability for infringement or be enjoined from producing our products if the patent holders prevailed in an infringement suit.

If we are sued for infringing on third-party intellectual property rights, it will be costly and time-consuming, and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize our product candidates depends on our ability to use, manufacture and sell those products without infringing the patents or other proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the monoclonal antibody therapeutic area in which we are developing product candidates and seeking new potential product candidates. There may be existing patents, unknown to us, on which our activities with our product candidates could infringe.

If a third party claims that our actions infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including, but not limited to:

•	infringement and other intellectual property claims that, even if meritless, can be costly and time-consuming, delay the regulatory approval process and divert management’s attention from our core business operations;

•	substantial damages for infringement, if a court determines that our products or technologies infringe a third party’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which it is not required to do; and

•	even if a license is available from a holder, we may have to pay substantial royalties or grant cross-licenses to our patents or other proprietary rights.

If any of these events occur, it could significantly harm our operations and financial condition and negatively affect our stock price.

We may undertake infringement or other legal proceedings against third parties, causing us to spend substantial resources on litigation and exposing our own intellectual property portfolio to challenge.

We may come to believe that third parties are infringing on our patents or other proprietary rights. To prevent infringement or unauthorized use, we may need to file infringement and/or misappropriation suits, which are very expensive and time-consuming and would distract management’s attention. Also, in an infringement or misappropriation proceeding a court may decide that one or more of our patents is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. Even if the validity of our patents is upheld, a court may refuse to stop the other party from using the technology at issue on the ground that the other party’s activities are not covered by our patents.

We may become involved in disputes with our present or future contract partners over intellectual property ownership or other matters, which would have a significant effect on our business.

Inventions discovered in the course of performance of contracts with third parties may become jointly owned by our strategic partners and us, in some cases, and the exclusive property of one of us, in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention or whether it is jointly owned, and disputes could arise regarding ownership or use of those inventions. Other disputes may also arise relating to the performance or alleged breach of our agreements with third parties. Any disputes could be costly and time-consuming, and an unfavorable outcome could have a significant adverse effect on our business.

We are subject to the oversight of the SEC and other regulatory agencies. Investigations by those agencies could divert management’s focus and could have a material adverse effect on our reputation and financial condition.

We are subject to the regulation and oversight of the SEC and state regulatory agencies, in addition to the FDA. As a result, we may face legal or administrative proceedings by these agencies. We are unable to predict the effect of any investigations on our business, financial condition or reputation. In addition, publicity surrounding any investigation, even if ultimately resolved in our favor, could have a material adverse effect on our business.

Our auditors have issued a going concern opinion, and we will not be able to achieve our objectives and will have to cease operations if we cannot adequately fund our operations.

Our auditors issued a going concern opinion in connection with the audit of our annual financial statements for the fiscal year ended May 31, 2015. A going concern opinion means that there is substantial doubt that the company can continue as an ongoing business for the next 12 months. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties. There is no assurance that we will be able to adequately fund our operations in the future.

Risks Relating to Our Common Stock

The significant number of common shares issuable upon conversion of outstanding notes and exercise of outstanding common stock options and warrants could adversely affect the trading price of our common shares.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly. In addition, as of January 31, 2016, we had 7,270,158 shares subject to outstanding options under our stock option plans, 930 shares reserved for future issuance under our equity compensation plan, and 54,461,379 shares issuable upon exercise of outstanding warrants. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

The market price for our common shares has been and is likely to continue to be volatile.

The market price for our common shares has been and is likely to continue to be volatile. The volatile nature of our common share price may cause investment losses for our shareholders. In addition, the market price of stock in small capitalization biotech companies is often driven by investor sentiment, expectation and perception, all of which may be independent of fundamental valuation metrics or traditional financial performance metrics, thereby exacerbating volatility. In addition, our common shares are quoted on the OTCQB of the OTC Markets marketplace, which may increase price quotation volatility and could limit liquidity, all of which may adversely affect the market price of our shares.

We do not expect any cash dividends to be paid on our shares in the foreseeable future.

We have never declared or paid a cash dividend and we do not anticipate declaring or paying dividends for the foreseeable future. We expect to use future financing proceeds and earnings, if any, to fund operating expenses. Consequently, shareholders’ only opportunity to achieve a return on their investment is if the price of our stock appreciates and they sell their shares at a profit. We cannot assure shareholders of a positive return on their investment when they sell their shares or that shareholders will not lose the entire amount of their investment.

If the beneficial ownership of our stock continues to be highly concentrated, it may prevent you and other shareholders from influencing significant corporate decisions.

Our significant shareholders may exercise substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions. These shareholders may also vote against a change of control, even if such a change of control would benefit our other shareholders. See “Stock Ownership by Principal Shareholders and Management” below.

Our common shares are classified as “penny stock” and trading of our shares may be restricted by the SEC’s penny stock regulations.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in transactions involving a “penny stock.” The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common shares.

Future sales of our securities could adversely affect the market price of our common stock and our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable, or at prices per share below the current market price of our common stock, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares and our ability to raise capital. We may issue additional shares of common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. Moreover, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock and make it more difficult for us to raise additional capital.

Purchasers in this offering may experience immediate and substantial dilution.

The current trading price of the common stock that may be offered for resale pursuant to this prospectus is higher than the current net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you may incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. In addition, you will experience dilution when we issue additional shares of common stock that we are permitted or required to issue under outstanding options and warrants and under our equity incentive plan or other compensation plans. Further, a significant portion of our outstanding promissory notes are convertible into common stock.

Our certificate of incorporation allows for our Board of Directors to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Currently our Board of Directors has the authority to designate and issue up to 4,600,000 shares of our preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board of Directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Anti-takeover provisions of our certificate of incorporation, our bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our Board of Directors and management.

Certain provisions of our amended and restated certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for shares of common stock. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our Board of Directors. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Among other things, these provisions:

•	allow us to designate and issue shares of preferred stock, without stockholder approval, that could adversely affect the rights, preferences and privileges of the holders of our common stock and could make it more difficult or less economically beneficial to acquire or seek to acquire us.

•	provide that special meetings of stockholders may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors.

•	provide that stockholders may, at a special stockholders meeting called for the purpose of removing directors, remove the entire Board of Directors or ay lesser number, but only with cause, by a majority vote of the shares entitled to vote at an election of directors.

•	do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our Board of Directors.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of common stock by the selling shareholders.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of Warrants issued to the selling shareholders. The exercise price of such Warrants is $0.75 per share. The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including stock splits or dividends, mergers, or reclassifications or similar events. Upon any exercise of Warrants for cash, the selling shareholders will pay us the exercise price. The Placement Agent Warrants include a cashless exercise feature, while the Investor Warrants do not. To the extent we receive proceeds from the cash exercise of outstanding warrants, we intend to use the proceeds for working capital and other general corporate purposes.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale of our shares by the selling shareholders. The selling shareholders acquired our securities in private placement transactions. The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations or recapitalizations with regard to the common stock and warrants. Unless otherwise stated below in the footnotes, to our knowledge, no selling shareholder, nor any affiliate of such shareholder: (i) has held any position or office with us during the three years prior to the date of this prospectus; or (ii) is a broker-dealer, or an affiliate of a broker-dealer.

The selling shareholders may exercise their warrants at any time in their sole discretion. Set forth below is the name of each selling shareholder and the amount and percentage of common stock owned by each (including shares which a shareholder has the right to acquire within 60 days, including upon exercise of options or warrants) prior to the offering, the shares to be sold in the offering, and the amount and percentage of common stock to be owned by each (including shares which a shareholder has the right to acquire within 60 days, including upon exercise of options or warrants) after the offering assuming all shares are sold. The footnotes provide information about persons who have voting and dispositive power with respect to shares held by the selling shareholders.

We have registered up to 53,974,076 shares of common stock, including (i) 33,338,884 shares issued in the Private Placement, (ii) 16,669,391 shares issuable upon exercise of the Investor Warrants, (iii) 3,525,801 shares issuable upon exercise of the Placement Agent Warrants and (iv) 440,000 shares issuable upon exercise of the Consultant Warrants. For a more complete summary of the foregoing transactions, refer to the disclosure under the heading “Prospectus Summary—The Private Placement” and “—The Consultant Warrants” beginning on page 2 of this prospectus.

The following table is based on information provided to us by the selling shareholders and is as of January 31, 2016. The selling shareholders may sell all or some of the shares of common stock they are offering, and may sell unless indicated otherwise in the footnotes below shares of our common stock otherwise than pursuant to this prospectus. The tables below assume that each selling shareholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

Name of Selling Shareholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Common Stock	Warrant Shares	Number of Shares Post- Offering	% of Shares Post- Offering (2)

3NT Management LLC (3)	3,099,999	2.6%	1,333,333	666,666	1,100,000		*
Adolfo and Donna Carmona Jt Ten	468,111	*	200,000	100,000	168,111		*
Ajay Kalra	99,999	*	66,666	33,333	—		*
Albert H. Konetzni Jr.	199,998	*	66,666	33,333	99,999		*
Allan Rothstein	199,999	*	133,333	66,666	—		*
Allen Gabriel	542,349	*	199,999	99,999	242,351		*
Anand Chakraborty	99,999	*	66,666	33,333	—		*
Andrew Lechter	539,379	*	200,000	100,000	239,379		*
Andrzej Roth	150,000	*	100,000	50,000	—		*
Aronow Capital, LLC	394,000	*	182,000	91,000	121,000		*
Art Sadin	684,051	*	233,332	116,665	334,054		*
Arthur B. Baer	99,999	*	66,666	33,333	—		*
Ashok & Harshida Patel (4)	127,087	*	33,333	16,666	77,088		*
Atlantic Realty Group, Inc. (5)	999,996	*	399,999	199,998	399,999		*
Austin 1997 Trust	49,999	*	33,333	16,666	—		*
Babu Jain	51,000	*	34,000	17,000	—		*
Barry Saxe	1,609,995	1.4%	673,330	336,665	600,000		*
Bell Family Trust dtd 2/2/1995	399,999	*	266,666	133,333	—		*

Name of Selling Shareholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Common Stock	Warrant Shares	Number of Shares Post- Offering	% of Shares Post- Offering (2)

Benjamin Heller	102,000	*	68,000	34,000	—	*
Bill Hunt	63,332	*	33,333	16,666	13,333	*
Black Mountain Equities, Inc.	199,999	*	133,333	66,666	—	*
Blaine Garst	2,400,000	2.0%	800,000	400,000	1,200,000	1.0%
Blue Ocean Equity LLC Retirement Plan Trust	99,999	*	66,666	33,333	—	*
Bobby E. Benton	199,999	*	133,333	66,666	—	*
Bradley C and Belinda Karp Tenants in Common	578,561	*	133,333	66,666	378,562	*
Bruce D. Goethe and Laura K. Goethe Jt Ten	240,000	*	160,000	80,000	—	*
Bruce P. and Nancy M. Inglis Jt Ten	70,000	*	40,000	20,000	10,000	*
Burt Stangarone	300,000	*	100,000	50,000	150,000	*
C. James & Karen R. Prieur Jt Ten	512,052	*	133,333	66,666	312,053	*
Caisson Breakwater Fund, Ltd.	899,998	*	333,333	166,666	399,999	*
Caisson Breakwater Fund, LP	499,999	*	333,333	166,666	—	*
Caisson Breakwater Global Opportunity Fund, LP	1,379,998	1.2%	333,333	166,666	879,999	*
Calcott Family Trust	94,639	*	33,333	16,666	44,640	*
Callaham Revocable Trust	375,000	*	250,000	125,000	—	*
Chad Krull	149,998	*	99,999	49,999	—	*
Charles E. Mader	94,731	*	33,333	16,666	44,732	*
Charles M. Johnson Jr.	378,506	*	133,333	66,666	178,507	*
Charterhouse Capital Corporation	1,999,998	1.7%	1,333,332	666,666	—	*
Chitayat Holdings, LLC (5)	999,999	*	666,666	333,333	—	*
Christopher P. Gutek	106,664	*	33,333	16,666	56,665	*
Clayton A. Struve (6)	790,000	*	400,000	200,000	190,000	*
Craig Bordon (7)	3,635,166	3.0%	120,000	60,000	3,455,166	2.9%
Currie Family Trust	30,000	*	20,000	10,000	—	*
Dale G. Ragan	714,099	*	266,666	133,333	314,100	*
Dale Jones	24,999	*	16,666	8,333	—	*
Darren Scott	124,998	*	83,332	41,666	—	*
David A. Dent	264,330	*	40,000	20,000	204,330	*
David Ufheil	399,999	*	66,666	33,333	300,000	*
Debra Kanelstein	256,494	*	33,333	16,666	206,495	*
Dennis Tasler	152,392	*	66,666	33,333	52,393	*
DiBenedetto Holdings LLC	99,999	*	66,666	33,333	—	*
Donald Kornfeld	69,998	*	46,666	23,332	—	*
Douglas E. Jasek	30,000	*	20,000	10,000	—	*
Dr. Ralph Wharton	199,228	*	33,333	16,666	149,229	*
Dr. Sanjay Gupta	225,000	*	100,000	50,000	75,000	*
Dyke Rogers	499,999	*	333,333	166,666	—	*
Dyke Rogers 2011 Children’s Trust	299,998	*	199,999	99,999	—	*
EBA Capital Inc.	99,998	*	33,333	16,666	49,999	*
EKM Capital, LLC (8)	629,262	*	27,000	13,500	588,762	*
Elden Roy Gosney	207,587	*	66,666	33,333	107,588	*
Emily W. Sunstein residuary marital trust u/d dtd 1/1/96 as amended and restated on 12/15/01	770,000	*	380,000	190,000	200,000	*

Name of Selling Shareholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)		Common Stock	Warrant Shares	Number of Shares Post- Offering	% of Shares Post- Offering (2)

Ernie Kreitenberg Attorney at Law Defined Benefit Pension Plan	99,999		*	66,666	33,333	—		*
Firstfire Global Opportunities Fund, LLC	199,999		*	133,333	66,666	—		*
Fourfathom Capital, LLC	199,999		*	133,333	66,666	—		*
Francis G Russo	548,419		*	71,606	35,803	441,010		*
Francis Lymburner	718,966		*	150,000	75,000	493,966		*
Frank Koza	49,999		*	33,333	16,666	—		*
Frank Petrosino	60,000		*	40,000	20,000	—		*
Gary Braga	99,999		*	66,666	33,333	—		*
Gary W Levine	144,638		*	66,666	33,332	44,640		*
Gemini Master Fund, Ltd.	599,999		*	333,333	166,666	100,000		*
Gerald A. Tomsic 1995 Trust	99,999		*	66,666	33,333	—		*
Gil Solomon	99,999		*	66,666	33,333	—		*
Gordon J. Weiss	49,999		*	33,333	16,666	—		*
Haden Capital LLC (9)	349,999		*	233,333	116,666	—		*
Harkishan Parekh	49,999		*	33,333	16,666	—		*
Harrison Caplan	74,998		*	49,999	24,999	—		*
Howard C. Hutt	712,162		*	223,332	111,665	377,165		*
Hunse Investments, LP	122,731		*	18,666	9,333	94,732		*
Ian J Reynolds	99,999		*	66,666	33,333	—		*
Intracoastal Capital LLC (10)	432,281		*	200,000	100,000	132,281		*
Iroquois Master Fund Ltd.	99,999		*	66,666	33,333	—		*
Jack Chitayat (11)	2,499,992	2.1%		133,333	66,666	2,299,993	1.9%
Jacob M Gamble	499,999		*	333,333	166,666	—		*
Jacob Rosenberg	113,331		*	33,333	16,666	63,332		*
James F. Schwering	183,922		*	33,333	16,666	133,923		*
James N. Wierzba	345,300		*	100,000	50,000	195,300		*
Jason Chiriano	150,000		*	100,000	50,000	—		*
Jo Robin Davis	60,000		*	40,000	20,000	—		*
Joan R. Baer (12)	202,164		*	66,666	33,333	102,165		*
Joel Frank Henning	99,998		*	66,666	33,332	—		*
Joel W. Haden (13)	499,999		*	100,000	50,000	349,999		*
John and Laura J. Maring	121,999		*	51,333	25,666	45,000		*
John Comier	199,999		*	133,333	66,666	—		*
John Elliott	99,998		*	33,333	16,666	49,999		*
John Hall	199,999		*	133,333	66,666	—		*
John J. & Lisa Connolly Hogan Family Trust dtd 10/04/2001	49,999		*	33,333	16,666	—		*
John T. Gulliford	49,999		*	33,333	16,666	—		*
John V. Wagner	239,279		*	33,333	16,666	189,280		*
Johnathan Peacock	375,000		*	100,000	50,000	225,000		*
Joseph Chulick III Revocable Living Trust	88,461		*	33,333	16,666	38,462		*
Joyce A. Hayward	69,999		*	46,666	23,333	—		*
Julius H Gross	49,999		*	33,333	16,666	—		*

Name of Selling Shareholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Common Stock	Warrant Shares	Number of Shares Post- Offering	% of Shares Post- Offering (2)

Justin Brevoort	99,999	*	66,666	33,333	—	*
Kadi Family Trust	399,999	*	200,000	100,000	99,999	*
KAM Capital, LLC (14)	629,262	*	27,000	13,500	588,762	*
Keith J. Gelles	577,494	*	260,000	130,000	187,494	*
Kellett Family Partners, L.P. (15)	300,000	*	200,000	100,000	—	*
Kellett Investment Corp (16)	499,999	*	133,333	66,666	300,000	*
Kenter Canyon Capital, LLC	99,998	*	33,333	16,666	49,999	*
Law Offices of Kenneth E. Chyten Defined Benefit Pension Plan	279,997	*	86,666	43,333	149,998	*
Lee J. Seidler Revocable Trust	113,332	*	66,666	33,333	13,333	*
Lester Petracca	199,999	*	133,333	66,666	—	*
Lewis H. Dowdy	49,999	*	33,333	16,666	—	*
Louis B. Cushman	3,949,999	3.3%	2,633,333	1,316,666	—	*
LRFA, LLC	799,999	*	333,333	166,666	300,000	*
Marc A. Cohen	233,232	*	34,000	17,000	182,232	*
Mark Suwyn	399,999	*	266,666	133,333	—	*
Mark Zampella and David M Anders Jt Ten	99,998	*	66,666	33,332	—	*
Mehrdad Mark Mofid Trust	150,002	*	66,668	33,334	50,000	*
Mehul Patel	499,999	*	333,333	166,666	—	*
Melanie Stagnitti	50,025	*	33,350	16,675	—	*
Michael Dugas	215,499	*	66,666	33,333	115,500	*
Michael J. Anderson	100,500	*	67,000	33,500	—	*
Michael Klein (17)	389,575	*	40,000	20,000	329,575	*
Michael Langsdorf, LLC	199,999	*	20,000	10,000	169,999	*
Michael R. Armbrecht	149,998	*	33,333	16,666	99,999	*
MIS Equity Strategies, LP	408,348	*	66,666	33,333	308,349	*
MP Paccini Rev Living Trust	199,999	*	133,333	66,666	—	*
Nasreen Haroon	49,999	*	33,333	16,666	—	*
Nick Hutmacher	99,999	*	66,666	33,333	—	*
Nick Panayotou (18)	4,696,666	3.9%	180,000	90,000	4,426,666	3.7%
Noah Anderson	778,931	*	266,666	133,332	378,933	*
NuView IRA Custodian FBO Stefan F. Nowina	199,999	*	133,333	66,666	—	*
NuView IRA, Custodian for Mia Kwong	49,999	*	33,333	16,666	—	*
NuView IRA, Inc. Cust FBO Ross Pangere IRA (19)	99,999	*	66,666	33,333	—	*
Osprey I, LLC	434,104	*	133,332	66,666	234,106	*
Pat Welch (20)	99,998	*	66,666	33,332	—	*
Paul Benedict Peat Ropner	39,999	*	26,666	13,333	—	*
Paul Dragul	66,000	*	44,000	22,000	—	*
Paul J. Maddon, M.D., PhD.	440,000	*	—	440,000	—	*
Paul Russo	49,999	*	33,333	16,666	—	*
Paul Wyrsch	79,999	*	53,333	26,666	—	*
Paulson Investment Company, LLC (21)	4,927,550	4.0%	—	3,525,801	1,401,749	1.2%
Peter H. Colettis	99,999	*	66,666	33,333	—	*

Name of Selling Shareholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Common Stock	Warrant Shares	Number of Shares Post- Offering	% of Shares Post- Offering (2)

Phil Jentgen	49,999	*	33,333	16,666	—	*
Pradeep Kaul	165,610	*	65,000	32,500	68,110	*
Rajaee Family Trust Dtd 4/23/999	2,957,044	2.5%	666,666	333,332	1,957,046	1.6%
Rajnikant N. Patel	49,999	*	33,333	16,666	—	*
Ramjet Capital, LTD	149,999	*	66,666	33,333	50,000	*
Randall Miller	102,000	*	68,000	34,000	—	*
Randall Thompson (22)	811,189	*	200,000	100,000	511,189	*
Raymond Crespo	99,999	*	66,666	33,333	—	*
RBC Capital Markets LLC Cust FBO David S. Perry SEP IRA	99,999	*	66,666	33,333	—	*
RBC Capital Markets LLC Cust FBO Michael Klein IRA (23)	275,946	*	33,333	16,666	225,947	*
RBC Capital Markets LLC Cust FBO Randall Thompson IRA (24)	300,000	*	200,000	100,000	—	*
RBC Capital Markets LLC Cust FBO Therese M. Salter SEP IRA	150,000	*	100,000	50,000	—	*
Renaissance Interests, LP	477,130	*	80,000	40,000	357,130	*
Richard Cotton	99,999	*	66,666	33,333	—	*
Richard Smithline	99,999	*	66,666	33,333	—	*
Rick Lott	499,999	*	333,333	166,666	—	*
Rick N. Collins	49,999	*	33,333	16,666	—	*
Robert A. Frist, M.D.	1,999,999	1.7%	1,333,333	666,666	—	*
Robert Adelson	120,000	*	80,000	40,000	—	*
Robert Alvine	134,054	*	66,666	33,333	34,055	*
Robert Caplan & Denise Petit-Caplan Jt Ten	199,999	*	133,333	66,666	—	*
Robert Corby	589,997	*	159,999	79,999	349,999	*
Robert Gulli	30,000	*	20,000	10,000	—	*
Robert Haider	99,999	*	66,666	33,333	—	*
Robert Rathbone	39,999	*	26,666	13,333	—	*
Robert Taicher	117,387	*	33,333	16,666	67,388	*
Ross Pangere (25)	299,998	*	133,333	66,666	99,999	*
Ryan W. Shay	120,000	*	40,000	20,000	60,000	*
Sack Investment Holdings DAS LLC	199,999	*	133,333	66,666	—	*
Samir Patel	300,000	*	200,000	100,000	—	*
Samuel A. Fisher	49,999	*	33,333	16,666	—	*
Sandip I. Patel	200,004	*	133,336	66,668	—	*
Scott and Mary Beth Ross TBE	49,999	*	33,333	16,666	—	*
Sheldon L. Miller	1,473,202	1.2%	160,000	80,000	1,233,202	1.0%
Stephen Lesser	315,336	*	66,666	33,333	215,337	*
Stephen Mut	99,999	*	66,666	33,333	—	*
Steve Hanson	2,124,989	1.8%	765,333	382,666	976,990	*
Steven Rothstein	156,597	*	66,666	33,332	56,599	*
Sunil Lekhi	49,999	*	33,333	16,666	—	*
Tahir Khan	117,027	*	66,666	33,333	17,028	*
The Anthony and Angela Reed Family Trust (26)	214,175	*	40,000	20,000	154,175	*

Name of Selling Shareholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)		Common Stock	Warrant Shares	Number of Shares Post- Offering	% of Shares Post- Offering (2)

The Catherine Shauklas Trust u/a dtd 3/29/2004	219,999		*	146,666	73,333	—		*
The Chitayat Family Gift Trust dated 12/19/2003 (5)	299,998		*	199,999	99,999	—		*
The Robert T. Freres Living Trust	49,999		*	33,333	16,666	—		*
The Scott and Mary Schroeder Living Trust, dated February 10, 2015	99,999		*	66,666	33,333	—		*
Theodore C. Yoon	177,500		*	105,000	52,500	20,000		*
Thomas A Gollott	1,039,999		*	693,333	346,666	—		*
Thomas A Pepin Revocable Trust	499,999		*	333,333	166,666	—		*
Thomas C. Koncsics and Thomas M Koncsics Jt Ten	199,998		*	133,332	66,666	—		*
Thomas E. Prasil Trust dated November 26, 2003	150,000		*	100,000	50,000	—		*
Thomas Eisenberg	214,345		*	40,000	20,000	154,345		*
Thomas Gensler	100,500		*	67,000	33,500	—		*
Thomas Gruber	556,002		*	90,668	45,334	420,000		*
Thomas Pidcock	99,999		*	66,666	33,333	—		*
Thomas T. Frederick	599,998		*	399,999	199,999	—		*
Trent Agnew	60,000		*	40,000	20,000	—		*
Velcro, LLC (27)	588,762		*	140,000	70,000	378,762		*
Veronica Marano & Thomas Volckening Jt Ten	808,923		*	300,000	150,000	358,923		*
Vincent Gulli	75,000		*	20,000	10,000	45,000		*
Vista Capital Investments, LLC	99,999		*	66,666	33,333	—		*
Vladimir Bogin	313,331		*	66,666	33,333	213,332		*
Vladimir Zaharchook-Williams	199,999		*	133,333	66,666	—		*
Wayne Sapper	119,645		*	33,333	16,666	69,646		*
Wayne Westerman	133,055		*	33,334	16,666	83,055		*
William M. Stocker III	150,006		*	100,004	50,002	—		*
William Rawson	300,000		*	200,000	100,000	—		*
William W. Espy	2,499,999	2.1%		999,999	500,001	999,999		*
Wray Family Revocable Trust	150,000		*	100,000	50,000	—		*

*	Represents less than 1%
(1)	Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or dispositive power. Shares of common stock registered hereunder, as well as shares of common stock subject to options, warrants or other convertible securities that are exercisable or convertible currently or within 60 days of January 31, 2016, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such shares of common stock, options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.
(2)	Percentages are based on 117,907,641 shares of common stock outstanding as of January 31, 2016.
(3)	Craig Bordon and Nickitas Panayotou share voting and dispositive power over these shares. Includes: (i) 1,633,333 shares of common stock directly held by 3NT Management LLC (“3NT”); and (ii) warrants covering 1,666,666 shares of common stock held by 3NT.
(4)	Includes: (i) 33,333 shares of common stock directly held by Ashok Patel and Harshida Patel jointly; (ii) warrants held by Ashok Patel and Harshida Patel jointly, covering 43,755 shares of common stock; (iii) 33,333 shares of common stock directly held by Ashok Patel and (iv) warrants covering 16,666 shares of common stock held by Ashok Patel.

(5)	Jack Chitayat has voting and dispositive power over these shares.
(6)	Mr. Struve may be deemed to be an affiliate of a broker-dealer. Mr. Struve acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares and warrants described herein, Mr. Struve did not have any arrangements or understandings with any person to distribute such securities.
(7)	Includes: (i) 120,000 shares of common stock directly held by Mr. Bordon; (ii) warrants held by Mr. Bordon covering 415,167 shares of common stock; (iii) 1,433,333 shares of common stock directly held by 3NT; and (iv) warrants held by 3NT covering 1,666,666 shares of common stock. See note 3 above.
(8)	Includes: (i) 27,000 shares of common stock directly held by EKM Capital, LLC (“EKM”); (ii) warrants held by EKM covering 13,500 shares of common stock; (iii) 425,430 shares of common stock directly held by Velcro, LLC; and (iv) warrants held by Velcro, LLC covering 163,332 shares of common stock. EKM and KAM Capital, LLC share voting and dispositive power over shares held by Velcro, LLC.
(9)	Mr. Haden has voting and dispositive power over these shares.
(10)	Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. In the aggregate, Intracoastal may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of 432,281 shares of common stock, which consists of (i) 265,614 shares of common stock (200,000 of which are offered in this prospectus) and (ii) 166,667 of shares of common stock issuable upon the exercise of warrants (100,000 of which are offered in this prospectus). Mr. Asher, who is a manager of Intracoastal, is also a control person of a broker-dealer. As a result of such common control, Intracoastal may be deemed to be an affiliate of a broker-dealer. Intracoastal acquired the ordinary shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the ordinary shares and warrants described herein, Intracoastal did not have any arrangements or understandings with any person to distribute such securities.
(11)	Includes: (i) 133,333 shares of common stock directly held by Mr. Chitayat; (ii) warrants held by Mr. Chitayat covering 66,666 shares of common stock; (iii) 666,666 shares of common stock directly held by Chitayat Holdings, LLC (“Chitayat Holdings”); (iv) warrants held by Chitayat Holdings covering 333,333 shares of common stock; (v) 666,665 shares of common stock directly held by Atlantic Realty Group, Inc. (“Atlantic”); (vi) warrants held by Atlantic covering 333,331 shares of common stock; (vii) 199,999 shares of common stock directly held by The Chitayat Family Gift Trust dated 12/19/2003 (“Chitiyat Trust”); and (viii) warrants held by Chitiyat Trust covering 99,999 shares of common stock.
(12)	Includes: (i) 66,666 shares of common stock directly held by Ms. Baer; (ii) warrants held by Ms. Baer covering 33,333 shares of common stock; (iii) 68,110 shares of common stock directly held by Joan Rich Baer Inc. Pension Plan & Trust (the “Baer Pension”); and (iv) warrants held by the Baer Pension covering 34,055 shares of common stock.
(13)	Includes (i) 100,000 shares of common stock directly held by Mr. Haden; (ii) warrants held by Mr. Haden covering 50,000 shares of common stock; (iii) 233,333 shares of common stock directly held by Haden Capital LLC; and (iv) warrants held by Haden Capital LLC covering 116,666 shares of common stock.
(14)	Includes: (i) 27,000 shares of common stock directly held by KAM Capital, LLC (“KAM”); (ii) warrants held by KAM covering 13,500 shares of common stock; (iii) 425,430 shares of common stock directly held by Velcro, LLC; and (iv) warrants held by Velcro, LLC covering 163,332 shares of common stock. EKM Capital, LLC and KAM share voting and dispositive power over shares held by Velcro, LLC.
(15)	Kellett Investment Corp has voting and dispositive power over these shares.
(16)	Includes: (i) 133,333 shares of common stock directly held by Kellett Investment Corp; (ii) warrants held by Kellett Investment Corp covering 66,666 shares of common stock; (iii) 200,000 shares of common stock directly held by Kellett Family Partners, L.P.; and (iv) warrants held by Kellett Family Partners, L.P. covering 100,000 shares of common stock.
(17)	Includes: (i) 85,629 shares of common stock directly held by Mr. Klein; (ii) warrants held by Mr. Klein covering 28,000 shares of common stock; (iii) 175,947 shares of common stock directly held by RBC Capital Markets LLC Cust FBO Michael Klein IRA (the “Klein IRA”); and (iv) warrants held by the IRA covering 99,999 shares of common stock.
(18)	Includes: (i) 780,000 shares of common stock directly held by Mr. Panayotou; (ii) warrants held by Mr. Panaytou covering 816,667 shares of common stock; (iii) 1,433,333 shares of common stock directly held by 3NT; and (iv) warrants held by 3NT covering 1,666,666 shares of common stock.
(19)	Ross Pangere has voting and dispositive power over these shares.
(20)	Pat Welch may be deemed to be an affiliate of a broker-dealer. Ms. Welch acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares and warrants described herein, Ms. Welch did not have any arrangements or understandings with any person to distribute such securities.

(21)	Byron Crowe, as the Chief Executive Officer of Paulson Investment Company, LLC, a broker-dealer registered with the SEC and member of FINRA, has voting and dispositive power over these shares. We retained Paulson Investment Company, LLC to act as a placement agent in certain transactions in the Private Placement. See “Prospectus Summary – The Private Placement” for additional information. Paulson Investment Company is an underwriter with respect to the shares it is offering for resale.
(22)	Includes: (i) 330,801 shares of common stock directly held by Mr. Thompson; (ii) warrants held by Mr. Thompson covering 180,388 shares of common stock; (iii) 200,000 shares of common stock directly held by RBC Capital Markets LLC Cust FBO Randall Thompson IRA (the “Thompson IRA”); and (iv) warrants held by the Thompson IRA covering 100,000 shares of common stock.
(23)	Michael Klein has voting and dispositive power over these shares.
(24)	Randall Thompson has voting and dispositive power over these shares.
(25)	Includes: (i) 133,333 shares of common stock directly held by Mr. Pangere; (ii) warrants held by Mr. Pangere covering 66,666 shares of common stock; (iii) 66,666 shares of common stock held in an IRA; and (iv) warrants covering 33,333 shares of common stock held in an IRA.
(26)	The Anthony and Angela Reed Family Trust (the “Reed Family Trust”) may be deemed to be an affiliate of a broker-dealer. The Reed Family Trust acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares and warrants described herein, the Reed Family Trust did not have any arrangements or understandings with any person to distribute such securities.
(27)	Includes: (i) 425,430 shares of common stock directly held by Velcro, LLC; and (ii) warrants held by Velcro, LLC covering 163,332 shares of common stock. EKM Capital, LLC and KAM Capital, LLC share voting and dispositive power over shares held by Velcro, LLC.

PLAN OF DISTRIBUTION

The selling shareholders, which for this purpose includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, dividend, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales or other dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when selling our shares or interests in our shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of our shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders may also transfer our shares in other circumstances, in which case the transferees, pledgees or other successors will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our shares in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from sales of shares by the selling shareholders.

The selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or under Section 4(1) of the Securities Act, if available, rather than by means of this prospectus.

In connection with the sale of shares of common stock covered by this prospectus, broker-dealers may receive commissions or other compensation from a selling shareholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares of common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on behalf of a selling shareholder that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate amount of compensation in the form of underwriting discounts, concessions, commissions or fees and any profit on the resale of shares by the selling shareholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory Authority, Inc., rules and regulations will not exceed applicable limits.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

We will pay all expenses of the registration of the common stock for resale by the selling shareholders, including, without limitation, filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling shareholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 205,000,000 shares of capital stock, including 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of January 31, 2016, we had 117,907,641 common shares and 95,100 shares of Series B Preferred Stock (as defined below) issued and outstanding.

Our stockholders approved a proposal to implement a reverse stock split at a ratio of any whole number between one-for-two and one-for-eight, as determined by our Board of Directors, at any time before August 27, 2016, if and as determined by our Board of Directors. Our Board of Directors has not yet implemented such a reverse stock split.

Common Stock

Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by our Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent. As more fully described in our Certificate of Incorporation, holders of our common stock are not entitled to vote on certain Amendments to the Certificate of Incorporation related solely to our preferred stock.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock do not have preemptive rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Our Board of Directors is authorized to issue up to 5,000,000 shares of non-voting preferred stock, par value $0.001 per share, in one or more series, without stockholder approval. Our Board of Directors is authorized to determine, with respect to each such series: (i) the rate of dividends payable thereon; (ii) the price, terms and conditions on which shares may be redeemed; (iii) the amount payable upon shares in the event of involuntary liquidation; (iv) the amount payable upon shares in the event of voluntary liquidation; (v) sinking fund provisions for the redemption of shares; (vi) the terms and conditions on which shares may be converted, if any; and (vii) voting powers.

Each share of each series of preferred stock will be identical in all respects with all other shares of the same series. Preferred stock does not have preemptive rights.

Our Board of Directors previously established a series of preferred stock designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), comprising 400,000 shares of Preferred Stock, of which 95,100 shares remain outstanding as of January 31, 2016. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series B Preferred Stock is entitled to receive, in preference to the common stock, annual cumulative dividends equal to $0.25 per share per annum from the date of issuance, which shall accrue, whether or not declared. At the time shares of Series B Preferred Stock are converted into common shares, accrued and unpaid dividends will be paid in cash or with common shares. In the event we elect to pay dividends with common shares, the shares issued will be valued at $0.50 per share. Series B Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series B Preferred Stock is entitled to receive, in preference to the common stock, a liquidation payment equal to $5.00 per share plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series B Preferred Stock.

Each share of Series B Preferred Stock may be converted into ten fully paid shares of common stock at the option of a holder as long as we have sufficient authorized and unissued shares of common stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization.

Charter and Bylaw Provisions with Possible Anti-Takeover Effects

As described above, our Board of Directors is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire us.

Special meetings of the stockholders may only be called by our Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire Board of Directors. Stockholders may not take action by written consent.

The stockholders may, at a special stockholders meeting called for the purpose of removing directors, remove the entire Board of Directors or any lesser number, but only with cause, by a majority vote of the shares entitled to vote at an election of directors.

Warrants

As of January 31, 2016, we had issued and outstanding warrants to purchase up to 54,461,379 common shares, exercisable at prices ranging from $0.50 per share to $1.15 per share.

OUR BUSINESS

Overview/Corporate History

CytoDyn Inc. is a Delaware corporation with its principal business office at 1111 Main Street, Suite 660, Vancouver, Washington 98660. Our website can be found at www.cytodyn.com. We do not intend to incorporate any contents from our website into this prospectus. Effective August 27, 2015, we completed a reincorporation from Colorado to Delaware, upon approval of our shareholders at our annual meeting.

We are a clinical-stage biotechnology company focused on the clinical development and potential commercialization of humanized monoclonal antibodies to treat Human Immunodeficiency Virus (“HIV”) infection. Our lead product candidate, PRO 140, belongs to a class of HIV therapies known as entry inhibitors. These therapies block HIV from entering into and infecting certain cells.

We believe that monoclonal antibodies are a new emerging class of therapeutics for the treatment of HIV. Seven clinical trials demonstrating safety and efficacy for PRO 140 have been completed. Based on positive results from our most recent Phase 2b clinical trial, the FDA approved the protocol for our first Phase 2b/3 pivotal study for PRO 140 as an adjunct therapy and, in June 2015, we commenced the Phase 2b/3 trial and dosed our first patient in October 2015. This clinical trial potentially represents our first path to market approval for PRO 140.

PRO 140 was originally developed by Progenics Pharmaceuticals, Inc. (“Progenics”), which led, and contributed to funding of, PRO 140 development and trials through 2011. We acquired the asset from Progenics in October 2012, as described under “PRO 140 Acquisition and Licensing Arrangements” below.

PRO 140

We believe the PRO 140 antibody shows promise as a powerful anti-viral agent while not being a chemically synthesized drug, which means fewer side effects, lower toxicity and less frequent dosing requirements, as compared to daily drug therapies currently in use. The PRO 140 antibody belongs to a class of HIV therapies known as entry inhibitors that block HIV from entering into and infecting certain cells. PRO 140 blocks HIV from entering a cell by binding to a molecule called the C-C chemokine receptor type 5 (“CCR5”), a normal cell surface co-receptor protein to which certain strains of HIV, referred to as “R5” strains, attach as part of HIV’s entry into a cell.

PRO 140 is an antibody, and through preliminary, short-term trials it has demonstrated efficacy without issues relating to toxicity and autoimmune resistance. Moreover, these trials suggest that PRO 140 does not affect the normal function of the CCR5 co-receptor for HIV. Instead, PRO 140 binds to a precise site on CCR5 that R5 strains of HIV use to enter the cell and, in doing so, inhibits the ability of these strains of HIV to infect the cell without affecting the cell’s normal function. The R5 strains of HIV currently represent approximately 67% of all HIV infections in the U.S. As a result, we believe PRO 140 represents a distinct class of CCR5 inhibitors with advantageous virological and immunological properties and may provide a unique tool to treat HIV infected patients.

We believe PRO 140 is uniquely positioned to address a growing HIV market as an alternative or in addition to current therapies, which are failing primarily due to drug resistance. In seven clinical trials previously conducted, PRO 140 was generally well tolerated, and no drug-related serious adverse events, or SAEs, or dose-proportional adverse events, or AEs, were reported. In addition, there were no dose-limiting toxicities or patterns of drug-related toxicities observed during these trials. The results of these studies established that PRO 140’s antiviral activity was potent, rapid, prolonged, dose-dependent, and statistically significant following a single dose. Because PRO 140’s mechanism of action (for a monoclonal antibody use in HIV) is a relatively new therapeutic approach, it provides a very useful method of suppressing the virus in treatment-experienced patients who have failed a prior HIV regimen and need new treatment options.

To date, PRO 140 has been tested and administered to test subjects either intravenously or as a subcutaneous injection. We believe that, if PRO 140 is approved for use as an injectable by the FDA, it may nonetheless be an attractive and marketable therapeutic option for patients with healthy CCR5, particularly in the following scenarios:

•	Patients desiring a break from existing treatment regimens, whether due to side-effects or for any personal reasons;

•	Patients with difficulty adhering to daily drug regimens;

•	Patients who poorly tolerate existing therapies;

•	Patients with compromised organ function, such as HCV (hepatitis C) co-infection;

•	Patients with complex concomitant medical requirements; and

•	Patients who choose not to start their highly active antiretroviral therapy (“HAART”) regimen immediately after being infected with HIV.

We believe PRO 140 has demonstrated potent (as compared to existing treatments) antiretroviral activity and an encouraging safety profile in prior clinical testing, that PRO 140 has the potential to be the first long-acting (weekly or every other week), self-administered HIV therapy, and that PRO 140 inhibit CCR5-tropic HIV while preserving CCR5’s natural activity. We believe PRO 140 represents a distinct class of CCR5 inhibitors with unique virological and immunological properties and may provide another distinct tool to treat HIV-infected subjects.

Our ongoing HIV-related clinical trials, described in greater detail below, have been designed to demonstrate the proof of concept that PRO 140 monotherapy can reduce the viral load in certain HIV-infected, treatment-experienced patients. Once the viral load is undetectable, weekly administration of PRO 140 can help maintain the lower viral load in about 50% of patients over an extended period of time (currently shown to be over one year). Based on the preliminary results of such studies, we believe that a PRO 140 treatment option could address the unmet medical need for therapy options for certain HIV-infected patients with uncontrolled viral load, despite conventional HAART treatments.

To facilitate our self-funded and sponsored clinical research plans and trials, we engaged Amarex Clinical Research, LLC (“Amarex”), as our principal contract research organization, to provide comprehensive clinical trial management services.

Current Clinical Trials

PRO 140 is currently being studied in four ongoing clinical trials:

•	Our first ongoing clinical trial is an extension study of our Phase 2b treatment substitution trial, which was initially completed in January 2015. Several patients are continuing in extension studies of this monotherapy of a weekly injection of PRO 140. Results from these extension studies thus far indicate some patients are now reaching 14 to 17 months of suppressed viral load achieved through a successful monotherapy of PRO 140.

•	Our second ongoing clinical trial is a pivotal Phase 2b/3 trial for PRO 140 as an adjunct therapy to existing HAART drug regimens. This 25-week pivotal trial with 300 patients is ongoing.

•	Our third ongoing clinical trial is led by Dr. Jeffrey Jacobson, M.D., Professor of Medicine, Microbiology and Immunology, Chief, Drexel University College of Medicine (“Drexel”), who has conducted prior research relating to PRO 140, and is continuing to pursue one clinical trial on a population of substance abuse HIV patients, which is partially funded through one grant awarded to Dr. Jacobson by the National Institutes of Health. Pursuant to a clinical trial agreement with us, Drexel is now carrying the investigational new drug application relating to this clinical trial.

•	Our fourth ongoing trial of PRO 140 was recently initiated with a Phase 2 study for GvHD.

Each of the foregoing trials are described in turn below, other than the Drexel study, which is being administered by Drexel pursuant to the clinical trial agreement mentioned above, and about which we are therefore precluded from commenting. Since the commencement of the Drexel study, however, we have identified several additional clinical indications (both HIV and non-HIV related) and have initiated the additional clinical trials described below, which address far broader patient populations than the Drexel study. Accordingly, we believe that the Drexel study, with its narrow clinical indication, is now no longer material to our future prospects.

Phase 2b Treatment Substitution Trial for HIV, as Monotherapy

Our first Phase 2b clinical trial of PRO 140 commenced in May 2014. This Phase 2b trial, referred to as a “treatment substitution” trial, investigated PRO 140 as a short-term treatment substitution (as a monotherapy of PRO 140) for existing HAART drug regimens.

The treatment substitution trial had two primary objectives: (1) to assess the efficacy of PRO 140 monotherapy for the maintenance of viral suppression after being used in substitution of a patient’s HAART regimen, and (2) to assess the clinical safety and tolerability parameters for PRO 140 following use in substitution of HAART. The study protocol required patients to be stable on HAART with patient’s viral load not more than 400 HIV RNA particles per milliliter of blood for two consecutive weeks. The trial design provided that patients would be shifted from HAART regimen to PRO 140 monotherapy for 12 weeks. PRO 140 was administered as a 350mg subcutaneous dosage weekly and participants were monitored for viral rebound on a weekly basis. Total treatment duration with PRO 140 was up to 14 weeks with one week overlap of existing retroviral regimen and PRO 140 at the beginning of the study period and also one week of overlap at the end for subjects who did not experience virologic failure, defined as a viral load above 400 HIV RNA particles per milliliter of blood for two consecutive weeks. An independent Data Safety Monitoring Board (“DSMB”) was required to monitor the study to ensure patient safety and to assess efficacy. The DSMB operates in conformance with the FDA guidelines for its independence. DSMB’s management and oversight of the trial was successfully completed in January 2015.

Our Phase 2b treatment substitution clinical trial results through January 2015, (excluding patients who failed and were categorized by two different third-party tropism tests as having “dual/mix” virus, which indicates the presence of a combination of different strains of the virus and/or a strain that utilizes a different “CXCR4” coreceptor):

•	98% of the patients passed 4 weeks of monotherapy;

•	91% of the patients passed 6 weeks of monotherapy;

•	82% of the patients passed 8 weeks of monotherapy; and

•	70% of the patients passed 11 weeks of monotherapy (maximum allowable monotherapy without an extension study).

Because only patients who have HIV R5 virus exclusively can benefit from PRO 140, prior to enrollment in the study, each patient was required to take a DNA tropism test to determine whether the strain of HIV present in the patient was exclusively the R5 strain, making the patient a suitable candidate for PRO 140 therapy. The tropism test, however, is not accurate in patients with an undetectable viral load, which was one of the primary inclusion criteria for the Phase 2b trial. The occurrence of a number of viral rebounds due to inaccurate tropism screening, as demonstrated in the trial data, was not unexpected.

Phase 2b Extension Study

The extension study of our initial Phase 2b trial was designed to evaluate the efficacy, safety, and tolerability of PRO 140 monotherapy for the maintenance of viral suppression in subjects who completed 12 weeks of monotherapy in the initial Phase 2b treatment substitution trial without experiencing virologic failure. The objectives and endpoint definitions are the same for the Phase 2b extension study as they were for the initial Phase 2b treatment substitution trial, except that patients in the extension study were trained for weekly self-injection to be administered at home, and their viral load was monitored initially on a bi-weekly basis and then on a monthly basis later in the study.

For the Phase 2b extension study, 19 subjects were screened for participation and 16 were allowed to enter. 14 patients successfully passed 29 weeks PRO 140 monotherapy. Out of these 14 patients, 11 patients are currently ongoing and have completed up to 14 to 17 months of PRO 140 monotherapy without experiencing virologic failure (defined, as in the initial study, as a viral load above 400 HIV RNA particles per milliliter of blood for two consecutive weeks). Three patients discontinued the extension protocol due to either violating protocol design or missing weekly treatments. The trial is ongoing and as a result, we are only able to discuss the findings to date.

Phase 3 Trial for HIV, as Adjunct Therapy

Having established PRO 140 as a safe and efficacious substitution therapy in the Phase 2b trial and following the FDA’s clearance of a new trial protocol, we initiated in mid-2015 a pivotal Phase 2b/3 trial for PR 140 as an “adjunct therapy” to existing HAART drug regimens. This 25-week pivotal trial with 300 patients is ongoing. We believe that, upon successful completion of this Phase 3 study, we will have the opportunity to seek accelerated approval for PRO 140 based on previously granted FDA fast-track candidate designation. We also plan to request a meeting with the FDA to discuss potential additional indications for HIV therapy following the submission of our “top-line report” of the recently completed Phase 2b treatment substitution study.

The Phase 3 adjunct therapy trial is designed to allow PRO 140 as a component of a HAART regimen for treatment experienced patients. HAART is the current standard of medical care for individuals with HIV. The study population includes treatment-experienced HIV-infected patients with CCR5-tropic virus with documented genotypic or phenotypic resistance to antiretroviral drugs within one or more drug classes, which is a second-line therapy, with additional conditions to include patients who have demonstrated evidence of HIV replication despite ongoing antiretroviral therapy and have limited treatment options. The treatment options may be limited as a result of drug antiretroviral class cross-resistance, documented treatment intolerance, potential for hypersensitivity to one or more antiretroviral drugs, or potential drug interactions with treatment for co-morbid conditions. Subjects will have two or more fully active, approved drugs available for construction of a viable alternative option.

In late January 2016, we announced that we had filed a request with the FDA for designation as a “breakthrough therapy” treatment for certain HIV patients.

Phase 2 Trial for Graft versus Host Disease

In June 2015, we announced that recent Company-sponsored research data has expanded the potential clinical indications for PRO 140 to include certain inflammatory diseases, autoimmunity, transplantation and cancer.

The CCR5 receptor is expressed on a variety of cells that play a central role in inflammatory responses. The receptor is activated by a chemokine mediator called CCL5, which has been shown to be a central figure in many inflammatory disease processes. Blocking the interaction of CCL5 with the receptor CCR5 is believed to be of therapeutic benefit. PRO 140 targets the CCR5 receptor, binding to it in a way that prevents HIV from using it as an entry gateway without activating the immune function of the receptor. Our recent research data indicate that PRO 140 also interferes with activation of the receptor by the mediator CCL5.

Following new research data relating to PRO 140’s mechanism of action, in October 2015, we filed with the FDA an investigational new drug (or “IND”) application and a full protocol for a Phase 2 clinical trial for a transplantation indication called Graft versus Host Disease (or “GvHD”), as our first non-HIV clinical indication. GvHD is a life-threatening complication for patients undergoing stem cell transplants. The CCR5 receptor, the target for PRO 140, is an important mediator of GvHD, especially in the organ damage that is the usual cause of death. The only approved CCR5 inhibitor, Maraviroc, is currently in a Phase 2 study for GvHD indications, and results are expected in 2016. We believe that PRO 140 has significant advantages over Maraviroc in more favorable dosing and pharmacokinetics, less toxicity and side effects, and no direct stimulation (agonist activity) of the CCR5 receptor.

In December 2015, we received clearance from the FDA to conduct a Phase 2 trial to evaluate the safety and efficacy of PRO 140 for prophylaxis of acute GvHD in patients with acute myeloid leukemia (“AML”) or myelodysplastic syndromes (“MDS”) undergoing allogeneic stem-cell transplantation. The trial is a 100-day study with 60 patients.

In late December 2015, we announced that we had filed with the FDA for designation of PRO 140 as an “orphan” drug, in connection with our GvHD Phase 2 trial. Designation as an “orphan” product provides potentially faster pathways to approval and other financial incentives for drugs and biologics that are intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the U.S.

We are continuing to explore opportunities for clinical applications for PRO 140 involving the CCR5 receptor, other than HIV-related treatments, such as inflammatory conditions, autoimmune diseases and cancer.

PRO 140 Acquisition and Licensing Arrangements

We acquired PRO 140, as well as certain other related assets, including the existing inventory of PRO 140 bulk drug substance, intellectual property, and FDA regulatory filings, pursuant to an Asset Purchase Agreement, dated as of July 25, 2012 (the “Progenics Agreement”), between CytoDyn and Progenics. On October 16, 2012, we paid $3,500,000 in cash to Progenics to close the acquisition transaction. We are also required to pay Progenics the following milestone payments and royalties: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-US equivalent; (ii) $5,000,000 at the time of the first U.S. new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of 5% of net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years following the first commercialization sale of PRO 140, in each case determined on a country-by-country basis. Subsequent to the fiscal quarter ended November 30, 2015, we paid the $1.5 million of such expenses owed to Progenics as a result of the first dosing in a U.S. Phase 3 trial. To the extent that such milestone payments and royalties are not timely made in the future, under the terms of the Progenics Agreement, Progenics has certain repurchase rights relating to the assets sold to us thereunder. The Progenics Agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Payments to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Progenics and PDL, which was assigned to us in the PRO 140 transaction, pursuant to which we have an exclusive worldwide license to develop, make, have made, import, use, sell, offer to sell or have sold products that incorporate the humanized form of the PRO 140 antibody developed by PDL under the agreement and must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount. To the extent that such milestone payments and royalties are not timely made, under the terms of the PDL License, AbbeVie Inc. has certain termination rights relating to our license of PRO 140 thereunder. We have accrued $2,500,000 for the initial milestone associated with the first dosing in a Phase 3 clinical trial. To the extent that such milestone payments and royalties are not timely made, under the terms of the PDL License, PDL has certain termination rights relating to our license of PRO 140 thereunder.

Effective July 29, 2015, we entered into a License Agreement (the “Lonza Agreement”) with Lonza Sales AG (“Lonza”) covering Lonza’s “system know-how” technology with respect to CytoDyn’s use of proprietary cell lines to manufacture new PRO 140 material. The Lonza Agreement requires payment of £600,000 (approximately U.S. $915,000 at current exchange rates) by December 15, 2015, and a second payment of up to an additional £600,000 by June 30, 2016, in each case excluding certain value added taxes and similar amounts payable by CytoDyn. In the event Lonza is successful in recovering any payments related to the litigation, the June 30, 2016 payment owed by us will be reduced by the licensor’s recovery. During the six-months ended November 30, 2015, we recorded an additional expense of £600,000 (approximately U.S. $930,000), as probability of any recovery from third-party litigation is not reasonably estimable. Future annual license fees and royalty rate will vary depending on whether we manufacture PRO 140 ourselves, utilize the third-party licensor as a contract manufacturer, or utilize an independent party as a contract manufacturer. The licensor does not charge an annual license fee of £300,000 when it serves as the manufacturer. Subsequent to the fiscal quarter ended November 30, 2015, we paid in full US$915,000 of such accrued expense to such third-party licensor, with the remaining accrual to be payable depending on the outcome of such third party litigation.

Patents, Proprietary Technology and Data Exclusivity

Protection of our intellectual property rights is important to our business. We may file patent applications in the U.S., Canada, China, Japan, European countries that are party to the European Patent Convention and other countries on a selective basis in order to protect inventions we consider to be important to the development of our business.

Generally, patents issued in the U.S. are effective for either (i) 20 years from the earliest asserted filing date, if the application was filed on or after June 8, 1995, or (ii) the longer of 17 years from the date of issue or 20 years from the earliest asserted filing date, if the application was filed prior to that date. A U.S. patent, to be selected by the company upon receipt of FDA regulatory approval, may be subject to up to a five-year patent term extension in certain instances. While the duration of foreign patents varies in accordance with the provisions of applicable local law, most countries provide for a patent term of 20 years measured from the application filing date and some may also allow for patent term extension to compensate for regulatory approval delay. We pursue opportunities for seeking new meaningful patent protection on an ongoing basis. We currently anticipate that, absent patent term extension, patent protection relating to the PRO 140 antibody itself will start to expire in 2023, certain methods of using PRO 140 will start to expire in 2026, and certain formulations comprising PRO 140 will start to expire in 2031.

Patents do not enable us to preclude competitors from commercializing drugs in direct competition with our products that are not covered by granted and enforceable patent claims. Consequently, patents may not provide us with any meaningful competitive advantage. See related risk factors under the heading “Risk Factors” above. We may also rely on data exclusivity, trade secrets and proprietary know-how to develop and attempt to achieve a competitive position with our product candidates. We generally require our employees, consultants and partners who have access to our proprietary information to sign confidentiality agreements in an effort to protect our intellectual property.

Separate from and in addition to the patent rights noted above, we expect that PRO 140 will be subject to at least a 12-year data exclusivity period measured from the first date of FDA licensure, during which period no other applications referencing PRO 140 will be approved by FDA. Further, no other applications referencing PRO 140 will be accepted by FDA for a 4-year period measured from the first date of FDA licensure. Accordingly, this period of data exclusivity is expected to provide at least a 12-year term of protection against competing products shown to be biosimilar or interchangeable with PRO 140. Similar data exclusivity or data protection periods of up to about 5-years or more are provided in at least Australia, Canada, Europe, Japan, and New Zealand.

We note that data exclusivity is not an extension of patent rights, and it does not prevent the introduction of generic versions of the innovative drug during the data exclusivity period, as long as the marketing approval of the generic version does not use or rely upon the innovator’s test data. Patents and data exclusivity are different concepts, protect different subject matter, arise from different efforts, and have different legal effects over different time periods.

Information with respect to our current patent portfolio as of February 1, 2016, is set forth below.

	Number of Patents		Expiration Dates(1)	Number of Patent Applications
Product Candidates	U.S.	International		U.S.	International
PRO 140	12	27	2016-2031	7	16

(1)	Patent term extensions and pending patent applications may extend periods of patent protection.

Research, development and commercialization of a biopharmaceutical product often require choosing between alternative development and optimization routes at various stages in the development process. Preferred routes depend upon current—and may be affected by subsequent—discoveries and test results, availability of financial resources, and other factors, and cannot be identified with certainty. There are numerous third-party patents in fields in which we work, and we may need to obtain licenses under patents of others in order to pursue a preferred development route of one or more of our product candidates. The need to obtain a license would decrease the ultimate value and profitability of an affected product. If we cannot negotiate such a license, we might have to pursue a less desirable development route or terminate the program altogether. See “Risk Factors” above.

Government Regulation

Regulation of Health Care Industry

The health care industry is highly regulated, and state and federal health care laws and regulations are applicable to certain aspects of our business. For example, there are federal and state health care laws and regulations that apply to the operation of clinical laboratories, the business relationships between health care providers and suppliers, the privacy and security of health information and the conduct of clinical research.

Regulation of Products

The design, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products is regulated by numerous third parties, including the FDA, foreign governments, independent standards auditors and our customers.

In the United States, biological products have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling, import, export and safety reporting. The exercise of broad regulatory powers by the FDA through its Center for Devices and Radiological Health and its Center for Biological Evaluation and Research continues to result in increases in the amounts of testing and documentation for FDA clearance of current and new biologic products. The FDA can ban certain biological products; detain or seize adulterated or misbranded biological products; order repair, replacement or refund of these products; and require notification of health professionals and others with regard to biological products that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Federal Food, Drug and Cosmetic Act, as amended, or the Public Health Service Act pertaining to certain biological products or initiate action for criminal prosecution of such violations.

The lengthy process of seeking drug approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Failure to comply with applicable regulations can result in refusal by the FDA to approve product license applications. The FDA also has the authority to revoke previously granted product approvals.

Regulation of Laboratory Operations

Clinical laboratories that perform laboratory testing (except for research purposes only) on human subjects are subject to regulation under Clinical Laboratory Improvement Amendments (“CLIA”). CLIA regulates clinical laboratories by requiring that the laboratory be certified by the federal government, licensed by the state and comply with various operational, personnel and quality requirements intended to ensure that clinical laboratory test results are accurate, reliable and timely. State law and regulations also apply to the operation of clinical laboratories.

State Governments

Most states in which we operate have regulations that parallel federal regulations. Most states conduct periodic unannounced inspections and require licensing under such state’s procedures. Our research and development activities and the manufacture and marketing of our products are and will be subject to rigorous regulations relating to product safety and efficacy by numerous governmental authorities in the United States and other countries.

Other Laws and Regulations

We are subject to various laws and regulations relating to safe working conditions, clinical, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. The extent of government regulation applying to our business that might result from any legislative or administrative action cannot be accurately predicted.

Environmental

We are subject to a variety of federal, state and local environmental protection measures. We believe that our operations comply in all material respects with applicable environmental laws and regulations. Our compliance with these regulations did not have during the past year and is not expected to have a material effect upon our capital expenditures, cash flows, earnings or competitive position.

Registrational Clinical Trials Process

Described below is the traditional registrational drug development track. Our current business strategy is to focus primarily on our PRO 140 Phase 3 trials, seeking additional indications in trials that we will sponsor and fund (subject to the availability of sufficient capital to pursue additional paths to approval), to initiate our Phase 2 trial for GvHD and to continue to evaluate and leverage the clinical data from our recently completed Phase 2b treatment substitution trial.

Phase 1

Phase 1 includes the initial introduction of an investigational new drug or biologic into humans. These studies are closely monitored and may be conducted in patients, but are usually conducted in a small number of healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the investigational product’s pharmacokinetics and pharmacological effects are obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies of PRO 140 have been conducted and completed by or on behalf of Progenics by Dr. Jacobson and others prior to our acquisition of PRO 140.

Phase 2

Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, often involving several hundred people. In some cases, depending upon the need for a new drug, a particular drug candidate may be licensed for sale in interstate commerce after a “pivotal” Phase 2 trial.

Phase 2 is often broken into Phase 2a, which can be used to refer to “pilot trials,” or more limited trials evaluating exposure response in patients, and Phase 2b trials that are designed to evaluate dosing efficacy and ranges.

Phase 3

Phase 3 studies are expanded controlled clinical studies. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit/risk relationship of the drug. Phase 3 studies also provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually involve significantly larger groups of patients, and considerable additional expense. We are required to pay significant fees to third parties upon the first patient dosing in a Phase 3 trial of PRO 140. See the discussion under the subheading “PRO 140 Acquisition and Licensing Arrangements” above.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Our development efforts may compete with more established biotechnology companies that have significantly greater financial and managerial resources than we do.

Advancing PRO 140 is our highest priority. PRO 140 blocks a cell receptor called CCR5, which is the entry point for most strains of HIV virus. Pfizer’s maraviroc (Selzentry®) is the only currently approved CCR5 blocking agent.

Another recent entry into the HIV treatment space is Truvada, an HIV drug produced by Gilead Sciences, Inc. Both of these drugs must be taken daily and are believed to have significant toxicity and side effects. For these reasons, we believe that our lead product, PRO 140, a monoclonal antibody may prove to be useful in patients that cannot tolerate existing HIV therapies or desire a respite from those therapies. Nonetheless, manufacturers of current therapies, such as Pfizer and Gilead Sciences, are very large, multi-national corporations with significant resources. We expect that these companies will compete fiercely to defend and expand their market share.

Our potential competitors include entities that develop and produce therapeutic agents. These include numerous public and private academic and research organizations and pharmaceutical and biotechnology companies pursuing production of, among other things, biologics from cell cultures, genetically engineered drugs and natural and chemically synthesized drugs. All of these potential competitors have substantially greater capital resources, management expertise, research and development capabilities, manufacturing and marketing resources and experience than we do.

Our competitors may succeed in developing potential drugs or processes that are more effective or less costly than any that may be developed by us or that gain regulatory approval prior to our potential drug candidates. Worldwide, there are many antiviral drugs for treating HIV. In seeking to manufacture, distribute and market the potential drugs we hope to have approved, we face competition from established pharmaceutical companies. All of our potential competitors have considerably greater financial and management resources than we possess. We also expect that the number of our competitors and potential competitors will increase as more potential drugs receive commercial marketing approvals from the FDA or analogous foreign regulatory agencies. Any of these competitors may be more successful than us in manufacturing, marketing and distributing HIV treatments.

Research and Development Costs

Our research and development expenses totaled approximately $15.2 million and $4.0 million for the fiscal years ended May 31, 2015 and May 31, 2014, respectively, and approximately $7.0 million and $4.2 million for the six months ended November 30, 2015 and November 30, 2014. We expect that research and development expenses will continue to be a significant expense as we seek to develop our current and future product pipeline.

Employees and Consultants

We have four full-time employees, our CEO, CFO, Senior Vice President of Manufacturing and Director of Accounting, as well as several independent consultants assisting us with our clinical trials of PRO 140 and manufacturing activities. There can be no assurance that we will be able to identify or hire and retain additional employees or consultants on acceptable terms in the future.

Properties

We relocated our principal office to our current address at 1111 Main Street, Suite 660, Vancouver, Washington 98660 effective as of October 1, 2013. We lease 1,383 square feet in a commercial office building pursuant to a lease that expires on September 30, 2016, at a base-year cost of $2,478 per month, plus modest annual increases. The lease also provides for early termination after 12 and 24 months.

Legal Proceedings

From time to time, we are involved in claims and suits that arise in the ordinary course of our business. Management currently believes that the resolution of any such claims against us, if any, will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the other sections of this prospectus, including our audited annual consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion and analysis contains forward-looking statements, including information about possible or assumed results of our financial condition, operations, plans, objectives and performance that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements” above. Our actual results may differ materially from those anticipated or suggested in any forward-looking statements.

Results of Operations

Results of Operations for the six months ended November 30, 2015 and 2014 are as follows:

For the six months ended November 30, 2015 and November 30, 2014, we had no activities that produced revenues from operations.

For the six months ended November 30, 2015, we had a net loss of approximately $14.2 million, as compared to a net loss of approximately $8.4 million for the similar 2014 period. The approximate increase of $5.8 million in net loss for 2015 over 2014 was primarily attributable to increases in in operating expenses of approximately $3.6 million and interest expense of approximately $3.1 million, offset in part by a non-comparable charge in the prior six-month period for a change in a derivative liability.

For the six months ended November 30, 2015, operating expenses were approximately $9.6 million, as compared to approximately $5.9 million for the similar 2014 period. The approximate increase of $3.7 million was due to substantially increased research and development expenses, combined with increases in legal and general and administrative expenses. The increase in general and administrative expenses was mainly attributable to increased stock-based compensation. Higher legal expenses were attributable to capital related transactions. Higher research and development expenses reflects a combination of the Company’s ongoing Phase 2b PRO 140 monotherapy extension trial, preparations for the future manufacturing of the PRO 140 monoclonal antibody and our Phase 3 trial for PRO 140 as an adjunct therapy for HIV.

Interest expense of approximately $4.7 million for the six months ended November 30, 2015, representing an approximate increase of $3.0 million over the similar 2014 period, was comprised of (i) a non-cash charge related to the amortization of debt discount attributable to convertible notes and debt issuance costs, (ii) non-cash charges related to the Black-Scholes value of warrants issued with a one-year extended term so as to induce the conversion of certain promissory notes and (iii) accrued interest payable on outstanding notes. The amortization of debt discount of approximately $2.1 million for the six months ended November 30, 2015 represents the amortization of the intrinsic value of the beneficial conversion feature of the convertible notes payable and fair value of the attached warrants.

Additionally, during the six-month period ended November 30, 2015, the Company incurred a loss on extinguishment of convertible notes of approximately $584,000, which was non-comparable to the similar reporting period in 2014, and non-cash income or benefit of approximately $647,000 related to the change in fair value of derivative liability, as compared to the six months ended November 30, 2014, the change in the fair value of derivative liability resulted in an expense of approximately $806,000.

The future trends in all of our expenses will be driven, in part, by the future outcomes of clinical trials and the correlative effect on research and development expenses, as well as general and administrative expenses, especially FDA regulatory requirements. See, in particular, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended May 31, 2015.

Results of operations for the year ended May 31, 2015, compared to May 31, 2014 are as follows:

For the years ended May 31, 2015 and 2014, we had no activities that produced revenues from operations.

For the years ended May 31, 2015 and 2014, we incurred net losses of approximately $25.1 million and $12.4 million, respectively. The increase in net loss of approximately $12.7 million for fiscal 2015 over fiscal 2014 was primarily attributable to an increase in research and development expenses, higher non-cash inducement interest expense, the recognition of a derivative liability and higher amortization of debt discount.

Total operating expenses for the years ended May 31, 2015 and 2014, are as follows:

	2015	2014
General and administrative:
Salaries and other compensation	$1,330,000	$900,000
Stock-based compensation	631,000	928,000
Accounting and consulting	134,000	216,000
Other	1,188,000	1,063,000

Total general and administrative	3,283,000	3,107,000
Legal	797,000	672,000
Research and development	15,156,000	3,982,000
Amortization and depreciation	361,000	352,000

Total operating expenses	$19,597,000	$8,113,000

The increase in fiscal 2015 total operating expenses of approximately $11.5 million, or 142%, over fiscal 2014 was primarily related to the increase in research and development expenditures, and accrued incentive compensation, offset slightly by the reduction in stock-based compensation and consulting expenses.

Salaries and other compensation increased approximately $430,000, or 48%, from approximately $900,000 in fiscal year 2014 to approximately $1,320,000 for the year ended May 31, 2015 due to accrued incentive compensation and to a lesser extent higher salary levels.

Stock-based compensation decreased approximately $297,000, or 32%, from approximately $928,000 for the year ended May 31, 2014, to approximately $631,000 for the year ended May 31, 2015. The decrease was attributable to a reduction in stock option awards offset in part by an increase in warrants issued to third parties for compensation of services.

Accounting and consulting expenses decreased approximately $82,000, or 37%, from $216,000 in fiscal year 2014 to approximately $134,000 for the year ended May 31, 2015. The decrease in accounting and consulting expenses for fiscal 2015 as compared to fiscal 2014 reflects a more efficient utilization of third party resources.

Legal expenses increased approximately $125,000, or 19%, from approximately $672,000 for the year ended May 31, 2014 to approximately $797,000 for the year ended May 31, 2015. The trend in legal expenses will continue to reflect on the Company’s capital raising activities, complexity of certain regulatory filings, and continued effective management of its intellectual property portfolio.

Other operating expenses of approximately $1,188,000 for fiscal 2015 increased approximately $125,000, or 11.7%, over fiscal 2014 owing to increased insurance costs, travel, investor relations and professional fees, offset in part by reductions in certain other administrative expenses.

Research and development (“R&D”) expenses of approximately $15.2 million for fiscal 2015 increased approximately $11.2 million over fiscal 2014. The fiscal 2015 expenditures primarily included (1) CMC (chemistry, manufacturing and controls) activities to provide finished PRO 140 drug product for clinical trials and to advance the preparations for manufacturing new PRO 140, (2) clinical trial development and management of the recently completed Phase 2b trial and preparations for a Phase 3 trial (3) the accrual of future certain milestone payments coincident with the Phase 3 trial and (4) an accrual of approximately $0.9 million payable by December 31, 2015 in connection with the resolution of a third-party license agreement related to the licensor’s “system know-how” technology. The increase in expenses associated with CMC activities in fiscal 2015 over fiscal 2014 was attributable in large part to the purchase of approximately $3.2 million of resins utilized in biologics manufacturing. While these resins will provide future economic benefit to the Company through perhaps 10 to 12 future manufacturing batch runs, this expenditure does not meet the U.S. GAAP standards for capitalization under “pre-launch” inventory guidelines pursuant to ASC 330. Accordingly, the Company expensed the resin purchase as a period cost under CMC R&D expenses.

We record research and development where directly identifiable as follows:

	Year Ended May 31,
	2015	2014
Research and development:
Clinical	4,383,000	401,000
CMC	8,111,000	3,493,000
Patent and Licenses	162,000	87,500
Milestone Payments	2,500,000	—

Total research and development	$15,156,000	$3,981,500

The Company’s two convertible promissory notes held by Alpha Venture Capital Partners, L.P. (“AVCP”) and its affiliate in the principal amount of approximately $3.5 million, which were issued during the fiscal year ended May 31, 2015, each contain a provision for potential adjustment of the conversion rate of the note, commonly known as an anti-dilution or “round down” provision. Carl C. Dockery, one of our directors, is the sole member of Alpha Advisors, LLC, the investment advisor for AVCP. Pursuant to U.S. GAAP, each of these notes require the recognition of a derivative liability. Accordingly, the Company incurred a non-cash net charge of approximately $0.8 million during fiscal year ended May 31, 2015. In June 2015, the Company entered into a Debt Conversion and Termination Agreement, whereby AVCP converted its promissory notes into an aggregate of 5,237,966 shares of common stock and received warrants to purchase up to 1,000,000 shares of common stock at an exercise price of $0.675 and agreed to terminate its rights under its purchase agreements, including future investment rights.

Interest expense for fiscal 2015 totaled approximately $4.7 million, of which all but approximately $0.4 million was non-cash. Interest expense for fiscal 2015 was comprised of approximately (i) $2.7 million (non-cash) related to amortization of debt discounts, (ii) $1.5 million (non-cash) arising from inducements to convert notes and the exercise of warrants, (iii) $0.4 million payable on outstanding notes and (iv) $0.1 million related to the amortization of previously paid debt issuance costs. U.S. GAAP requires the recognition of debt discounts when the conversion feature of a convertible note is beneficial at the commitment date. The debt discounts represent the sum of the intrinsic value of the conversion feature and the fair value of the detachable warrants issued with the notes. The combined discounts are limited to the note proceeds. The value of the debt discount is amortized over the term of the note as interest expense and the amortization is accelerated upon conversion prior to maturity date. Due to the timing of note conversions in 2015, the debt discount and convertible note interest were both reduced by approximately $1.7 million and $226,000, respectively, in fiscal 2015 as compared to fiscal year 2014.

The future trends in all of our expenses will be driven, in part, by the future outcomes of our clinical trials and the correlative effect on general and administrative expenses, especially FDA regulatory requirements, in addition to the possibility that all or a portion of the holders of the Company’s outstanding convertible notes may elect to convert their notes into common stock, which would reduce future interest expense. See, in particular, “Risk Factors” above.

Liquidity and Capital Resources

We had cash and cash equivalents of approximately $1 million as of May 31, 2015, compared with $4.9 million as of May 31, 2014. The net decrease in our cash and cash equivalents over a year ago was attributable to net cash used in operating activities of approximately $12 million, offset in part by proceeds from debt issuance and the exercise of warrants, which together totaled approximately $8.6 million.

Our cash position at November 30, 2015 increased to approximately $3.3 million as compared to approximately $1.1 million as of May 31, 2015. The net increase in cash as of November 30, 2015 was attributable to private placements of common stock of approximately $11.6 million, net of offering costs, offset in part of approximately $8.5 million used in operating activities and $0.8 million in payments of principal and accrued interest upon maturity of convertible notes.

As of November 30, 2015, we had negative working capital of approximately $5.2 million, which compares to negative working capital of approximately $8.7 million at May 31, 2015.

Cash Flows

Net cash used in operating activities was approximately $12.0 million during fiscal year 2015, which represents an increase of approximately $4.6 million from net cash used in operating activities of approximately $7.4 million in fiscal 2014. The increase in the net cash used in operating activities for fiscal 2015 as compared to fiscal 2014 was primarily attributable to an increase in R&D expenses of $11.2 million, offset an increase in current liabilities of approximately $7.4 million. The effect of the higher net loss was also offset in part by the non-cash components of interest expense, which totaled approximately $4.3 million, the change in fair value of derivative liability of approximately $0.8 million and stock-based compensation totally approximately $0.6 million.

Net cash used in operating activities totaled approximately $8.5 million during the six months ended November 30, 2015, which reflects an increase of approximately $3.2 million of net cash used in operating activities over approximate $5.3 million of net cash used in operating activities for the six months ended November 30, 2014. The approximate $8.5 million of net cash used in operating activities for the six months ended November 30, 2015 was primarily attributable to the increased net loss of approximately $5.8 million, owing to increased research and development of approximately $2.8 million, an increase of approximately $3.0 million in non-cash interest expense, a $0.6 million loss on extinguishment of debt, offset in part by $0.6 million change in fair value of derivative liability.

Net cash used in investing activities of approximately $19,000 is comparable for fiscal years 2015 and 2014. Net cash used in investing activities totaled $0 and approximately $16,000 during the six months ended November 30, 2015 and November 30, 2014, respectively.

Cash flows provided by financing activities of approximately $8.2 million during fiscal 2015 decreased approximately $3.5 million from fiscal 2014. During fiscal year 2015, proceeds of approximately $7.5 million were received in connection with issuance of convertible notes payable, net of $423,000 in offering costs, along with approximately $1.1 million received upon the exercise of warrants. The decrease in cash provided by financing activities in fiscal 2015 as compared to fiscal 2014 was principally due to a private equity offering during fiscal year 2014 that provided net cash of approximately $11.6 million, after offering costs of approximately $2.1 million. During fiscal year 2014, the Company issued $1.2 million of convertible notes, of which $250,000 in principal amount was repaid and $950,000 in aggregate principal converted into the equity offering. The Company also paid, at maturity, two notes in the aggregate principal amount of $1 million.

Cash provided by financing activities totaled approximately $10.7 million and $2.8 million for the six-month period ended November 30, 2015 and November 30, 2014, respectively. The approximate increase of $7.9 million over the prior year was due to approximately $12.9 million of gross proceeds from private placements of common stock, offset by approximately $1.4 million of offering costs and approximately $0.8 million of payments to retire convertible promissory notes upon maturity. For the six months ended November 30, 2014, net cash provided by financing activities was generated from the issuance of a $2.0 million convertible promissory note and proceeds of approximately $0.8 million from the exercise of warrants.

As reported in the accompanying financial statements, for fiscal year 2015 and fiscal year 2014, we incurred net losses of approximately $25.1 million and $12.4 million, respectively, and for the six months ended November 30,

2015 and November 30, 2014, we incurred net losses of approximately $14.1 million and $8.4 million, respectively. We have no activities that produced revenue in the periods presented and have sustained operating losses since inception. Our ability to continue as a going concern is dependent upon our ability to raise additional capital until we can commence sales operations and achieve a level of profitability. Since inception, we have financed our activities principally from the sale of private equity and debt securities. We intend to finance our future development activities and our working capital needs largely from the sale of equity securities, combined with additional funding from other traditional financing sources. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these activities or other debt could contain covenants that would restrict our operations. Any other third–party funding arrangements could require us to relinquish valuable rights. We may require additional capital beyond our currently anticipated needs. Additional capital may not be available on reasonable terms, or at all.

Under the Progenics Agreement, the PDL License and the Lonza Agreement (each as defined herein), we must pay to Progenics, PDL and Lonza significant milestone payments, license fees for “system know-how” technology and royalties. In order to make the various milestone and license payments that are required, we will need to raise additional funds. In addition, our royalty obligations will reduce the economic benefits to us of any future sales if we do receive regulatory approval and seek to commercialize PRO 140. To the extent that such milestone payments and royalties are not timely made, under each their respective agreements, Progenics has certain repurchase rights relating to the assets sold to us, and PDL has certain termination rights relating to our license of PRO 140 from PDL. For more information about the timing and nature of these payments, see “Business – PRO 140 Acquisition and Licensing Arrangements” above.

The Company entered into an agreement with its incumbent clinical research organization for a Phase 3 trial and paid an execution fee of approximately $0.7 million. The total estimated expenses for the Company’s first Phase 3 trial range from approximately $13 million to $15 million, as contracts with third-party service providers are still in negotiations and the required number of such service providers is still being determined. In addition, in connection with our recently announced efforts to evaluate PRO 140 for potential additional clinical indications beyond HIV, we entered into an agreement, subsequent to the quarter ended November 30, 2015, with Amarex to begin a Phase 2 trial for Graft versus Host Disease and paid an execution fee of approximately $0.3 million. The initial estimated expenses for this Phase 2 trial are approximately $4 million, as contracts with third-party service providers are still in negotiations. We will need sizable amounts of additional capital to complete its new Phase 2 trial, in addition to estimates of amounts needed to complete our current Phase 3 trial described above.

We have not generated revenue to date, and will not generate product revenue in the foreseeable future. We expect to continue to incur sizable operating losses as we proceed with our clinical trials with respect to PRO 140 and continue to advance it through the product development and regulatory process. In addition to increasing research and development expenses, we expect general and administrative and manufacturing costs to increase, as we add personnel and other administrative expenses associated with our current efforts.

Going Concern

We will require additional funding in order to continue to operate.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred losses for all periods presented and have a substantial accumulated deficit. As of November 30, 2015, these factors, among others, raise substantial doubt about our ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon its ability to obtain additional operating capital, complete development of its product candidates, obtain FDA approval, outsource manufacturing of its products, and ultimately to attain profitability. We intend to seek additional funding through equity offerings or licensing agreements or strategic alliances to implement its business plan. There are no assurances, however, that we will be successful in these endeavors.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

The Company may scale-up and make commercial quantities of its product candidate prior to the date it anticipates that such product will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company may scale-up and build pre-launch inventories of product that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. The determination to capitalize is made once the Company (or its third party development partners) has filed a New Drug Application (an “NDA”) that has been acknowledged by the FDA as containing sufficient information to allow the FDA to conduct its review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared. This determination is based on the particular facts and circumstances relating to the expected FDA approval of the drug product being considered. As of May 31, 2014 and 2015 the Company did not have pre-launch inventory.

We use the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant utilizing certain assumptions that require judgments and estimates. These assumptions include estimates for volatility, expected term, and risk-free interest rates in determining the fair value of the stock-based awards.

We follow the provisions of FASB ASC 815 “Derivatives and Hedging” (“ASC 815”), as instruments are recorded as a derivative liability, at fair value, with changes in fair value reflected in income. Derivative financial instruments consist of financial instruments that contain a notional amount and one or more underlying variables (e.g., interest rate, security price, variable conversion rate or other variables), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments.

We issue common stock, stock options and warrants to consultants for various services. Costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more readily measurable. This determination requires judgment in terms of the consideration being measured.

We have issued convertible promissory notes with detachable warrants to purchase common stock. The conversion options are fixed, but beneficial to the note holders at the respective commitment dates. The valuation of the beneficial conversion feature of the notes and of the warrants gives rise to the recognition of a debt discount, which requires the use of certain assumptions inherent in the Black-Scholes option pricing model, including various judgments and estimates.

As discussed in Notes 7 and 8 to the consolidated financial statements, we have significant contingent potential milestone and royalty liabilities. We must estimate the likelihood of paying these contingent liabilities periodically based on the progress of our clinical trials.

MANAGEMENT

The following table sets forth information with respect to each of our directors, including their current principal occupation or employment and age as of January 31, 2016.

Name	Age	Principal Occupation

Nader Z. Pourhassan, Ph.D.	52	President and Chief Executive Officer of the Company

Denis R. Burger, Ph.D.	72	Retired Chief Executive Officer of AVI Biopharma Inc.

Anthony D. Caracciolo	61	Retired Senior Vice President of Gilead Sciences, Inc.

Carl C. Dockery	53	President, Alpha Advisors, LLC

Gregory A. Gould	49	Chief Financial Officer, Treasurer, and Corporate Secretary of Ampio Pharmaceuticals, Inc.

A. Bruce Montgomery, M.D.	62	Chief Executive Officer of Cardeas Pharma Corporation

Jordan G. Naydenov	55	Vice President and Treasurer of Milara, Inc., a provider of stencil and screen printing systems

S. Michael Nobel, Ph.D., a director of the Company since December 2012, recently elected not to stand for re-election and, as of August 27, 2015, the date of our most recent annual meeting of shareholders, Dr. Nobel ceased serving as a director of the Company.

The experience, qualifications, attributes and skills of each nominee, including his business experience during the past five years, are described below.

Nader Z. Pourhassan, Ph.D. Dr. Pourhassan was appointed President and Chief Executive Officer of CytoDyn in December 2012, following his service as interim President and Chief Executive Officer for the preceding three months. On September 24, 2012, the Board of Directors appointed Dr. Pourhassan as a director. Dr. Pourhassan was employed by us as our Chief Operating Officer from May 2008 until June 30, 2011, at which time Dr. Pourhassan accepted a position as our Managing Director of Business Development. Before joining us, Dr. Pourhassan was an instructor of college-level engineering at The Center for Advanced Learning, a charter school in Gresham, Oregon, from June 2005 through December 2007. Dr. Pourhassan immigrated to the United States in 1977 and became a U.S. citizen in 1991. He received his B.S. degree from Utah State University in 1985, his M.S. degree from Brigham Young University in 1990 and his Ph.D. from the University of Utah in 1998, in each case in Mechanical Engineering. Dr. Pourhassan brings to the Board of Directors his deep knowledge of our operations and industry. He also contributes his business, leadership and management experience.

On May 3, 2006, in Superior Court of Washington for Clark County Case No. 204227D, Dr. Pourhassan was convicted of a domestic violence court order violation. Dr. Pourhassan pled guilty to violation of the provisions of a protection order by contacting his former spouse via email with communications intended for his son. Dr. Pourhassan performed community service, paid a fine of $100, served 24 months of probation and was ordered to comply with the protection order.

Denis R. Burger, Ph.D. Dr. Burger has been a director since February 2014 and was named Vice Chairman of the Board of Directors in August 2014 and Chief Science Officer in January 2016. Consideration of his nomination was recommended to the Nominating and Governance Committee by our Chief Executive Officer. His appointment as Chief Science Officer was effected under an expansion of his existing consulting relationship, as disclosed under “Related Person Transactions—Consulting Agreement” below.

Dr. Burger is also currently a director of Aptose Biosciences Inc., a cancer therapeutics company listed on the NASDAQ, and serves on its audit committee. Dr. Burger co-founded Trinity Biotech PLC, a NASDAQ listed diagnostic company, in June 1992, served as its Chairman from June 1992 to May 1995, and is currently lead independent director. Until March 2007, he was Chairman and Chief Executive Officer of AVI Biopharma Inc. (now Sarepta Therapeutics, Inc.), a NASDAQ listed RNA-therapeutics company. He was also a co-founder of Epitope Inc. (now Orasure Technologies Inc., NASDAQ listed), serving as its Chairman from 1981 to 1990. Dr. Burger previously held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr. Burger received his undergraduate degree in Bacteriology and Immunology from the University of California, Berkeley and his Master of Science and Ph.D. degrees in Microbiology and Immunology from the University of Arizona. Dr. Burger brings significant biotechnology company experience and operational expertise to our Board of Directors, as well as a local presence for in person consultations with management.

Anthony D. Caracciolo. Mr. Caracciolo has served as Chairman of the Board of Directors since June 2013 and is also chair of the Compensation Committee. In December 2011, the Board of Directors appointed Mr. Caracciolo as a director. Mr. Caracciolo has over 30 years of experience in the pharmaceutical sciences industry. He was formerly employed at Gilead Sciences, Inc. (“Gilead”), a publicly held, research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need, from 1997 until retiring in October 2010. During his tenure, Mr. Caracciolo served as Senior Vice President, Manufacturing and Operations and was a senior member of Gilead’s executive committee, which was responsible for the strategic and operational direction of Gilead. During Mr. Caracciolo’s tenure at Gilead, Gilead grew from 300 employees to approximately 4,000 worldwide, with commercial activities in 38 countries. In addition, Gilead’s sales rose from $200 million to over $7 billion. While at Gilead, Mr. Caracciolo was responsible for directing operational and strategic initiatives for two manufacturing sites, development of a portfolio of contract manufacturing organizations, production of over 50 percent of Gilead’s commercial products, information technology, compliance assurance associated with aseptic processing, product development, optimization, technology transfers, and supervision of over 600 employees at six global locations. Prior to Gilead, Mr. Caracciolo was Vice President of Operations for Bausch and Lomb’s pharmaceutical division. Before joining Bausch and Lomb, he held various management positions at Sterling Drug for over 13 years. Mr. Caracciolo received a B.S. degree in Pharmaceutical Science from St. John’s University in 1978. Mr. Caracciolo brings to the Board of Directors an understanding of our operational issues and extensive experience in management and the biotech industry.

Carl C. Dockery. Mr. Dockery has been a director of the Company since September 2014 and is also chair of the Nominating and Governance Committee. Mr. Dockery is a financial executive with over 20 years of experience as an executive in the insurance and reinsurance industry and more recently in 2006 as the founder and president of a registered investment advisory firm, Alpha Advisors, LLC. Mr. Dockery’s 20-year career as an insurance executive began in 1988 as an officer and director of two related and closely held insurance companies, including serving as secretary of Crossroads Insurance Co. Ltd. of Bermuda and as vice president of Gulf Insurance Co. Ltd. of Grand Cayman. Familiar with the London reinsurance market, in the 1990s, Mr. Dockery worked at Lloyd’s and the London Underwriting Centre brokering various types of reinsurance placements. Mr. Dockery graduated from Southeastern University with a Bachelor of Arts in Humanities. Mr. Dockery’s background in finance and understanding of the capital markets is an asset to our Company.

Gregory A. Gould. Mr. Gould currently serves as Chair of the Audit Committee and previously served as CytoDyn’s Chairman of the Board of Directors from July 2012 until June 2013. He has been a director since March 2006. Mr. Gould has served as Chief Financial Officer, Treasurer, and Corporate Secretary of Ampio Pharmaceuticals, Inc. (NYSE MKT: AMPE), a clinical stage pharmaceutical company, since June 2014 and, since April 2015, also concurrently serves as Chief Financial Officer of Aytu Bioscience, Inc. (formerly, Rosewind Corporation) (OTCQB: AYTU), a specialty men’s healthcare company focusing on urological related conditions. Prior to joining Ampio and Rosewind, he provided financial and operational consulting services to the biotech industry through his consulting company, Gould LLC, from April 2012 until June 2014. Mr. Gould was Chief Financial Officer, Treasurer and Secretary of SeraCare Life Sciences, Inc., a provider of biopharmaceutical products and services to the global life sciences industry, from November 2006 until the company was sold to Linden Capital Partners in April 2012. During the period from July 2011 until April 2012, Mr. Gould also served as the Interim President and Chief Executive Officer of SeraCare. Mr. Gould has held several other executive positions at publicly traded life sciences companies, including as Chief Financial Officer of Atrix Laboratories, Inc., an emerging specialty pharmaceutical company focused on advanced drug delivery, and Colorado MedTech, Inc., a medical device design and manufacturing company. Mr. Gould was instrumental in the negotiation and sale of Atrix to QLT, Inc., for over $855 million and the prior sale of Colorado MedTech to KRG. While with Atrix, he also played a critical role in the management of several licensing agreements, including a global licensing agreement with Sanofi-Synthelabo. Mr. Gould began his career as an auditor with Arthur Andersen, LLP. Mr. Gould graduated from the University of Colorado with a BS in Business Administration and is a Certified Public Accountant. He brings biotech and public company M&A experience, as well as financial expertise, to the Board of Directors through his professional experience.

A. Bruce Montgomery, M.D. Dr. Montgomery was appointed as a director in September 2013. Dr. Montgomery is a prominent biotech entrepreneur with an extensive background in product development and clinical studies. He is currently the Chief Executive Officer of Cardeas Pharma Corporation, a biotechnology firm focused on treatment of multidrug resistant bacteria causing pneumonia in patients on ventilation. Before joining Cardeas Pharma Corporation in 2010, Dr. Montgomery founded and was the Chief Executive Officer of Corus Pharma, Inc., a development stage pharmaceutical company, from 2001 until 2006. In 2006, Gilead acquired Corus Pharma, Inc., and Dr. Montgomery continued at Gilead, serving as Senior Vice President, Respiratory Therapeutics, from 2006 until 2010. He previously held positions in clinical development with PathoGenesis Corporation and Genentech. Dr. Montgomery is a director of Alder BioPharmaceuticals, Inc., a NASDAQ listed company, and a Trustee for the Washington State Life Sciences Discovery Fund. He has previously served on the boards of ZymoGenetics, Inc., a NASDAQ listed company until its acquisition in 2010, Pacific Science Center, and the Washington Biotechnology & Biomedical Association. Dr. Montgomery received a B.S. degree in chemistry and his M.D. from the University of Washington, and completed his residency in Internal Medicine at the University of Washington and fellowships at the University of Washington and the University of California, San Francisco. Dr. Montgomery brings extensive pharmaceutical research, development, and patent experience to the Board of Directors, as well as his skills in fundraising and as a serial entrepreneur.

Jordan G. Naydenov. Mr. Naydenov has been a director since June 2009. Mr. Naydenov immigrated to the U.S. in 1982 from Bulgaria where he was a competitive gymnast. Mr. Naydenov purchased a gymnasium, Naydenov Gymnastics, which he built into a successful business and sold in 2005. Since 2001, he has served as Vice President and a director of Milara, Inc., and since 2006 he has served as Treasurer of Milara, Inc., and a director of Milara International. Milara Inc. and Milara International are leading providers of stencil and screen printing systems for the surface mount and semiconductor industries. Mr. Naydenov brings leadership skills and significant management experience to the Board of Directors.

Director Independence

In determining director independence, we use the definition of independence in Rule 5605(a)(2) of the listing standards of The Nasdaq Stock Market (the “NASDAQ Rules”). The Board of Directors has determined that Messrs. Caracciolo, Dockery, Gould, and Naydenov and Dr. Montgomery are independent under the NASDAQ Rules in that each is not, and has not been, an executive officer or employee and does not otherwise have a relationship which, in the opinion of the Board of Directors, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director.

In considering Mr. Naydenov’s independence, the Board of Directors considered his investments in one of our three-year convertible promissory notes in the principal amount of $1,000,000 bearing interest at an annual rate of 5% and a one-year promissory note in the principal amount of $500,000 bearing interest at an annual rate of 15%. The $500,000 note was repaid in full at maturity in April 2014 and the $1,000,000 note was converted into shares of common stock in November 2014 pursuant to an offer extended to all similar noteholders to induce conversion of their promissory notes.

In considering Mr. Dockery’s independence, the Board of Directors considered Alpha Venture Capital Partners, L.P.’s investments in our two-year convertible promissory notes in the principal amount of $2,000,000 bearing interest at an annual rate of 5%, and a short term promissory note in the principal amount of $1,500,000 bearing interest at a monthly rate of 1.2%. Alpha Advisors, LLC, of which Mr. Dockery is president, is the investment advisor to Alpha Venture Capital Partners. As described under “Related Person Transactions—AVCP Notes and Warrants” below, such convertible promissory notes were converted into common stock and warrants on June 23, 2015, and we no longer have any indebtedness outstanding to Alpha Venture Capital Partners, L.P.

Prior to Dr. Burger’s election as a director on February 7, 2014, the Board of Directors initially determined that he was independent under the NASDAQ Rules, and he was appointed to the Compensation Committee and the Nominating and Governance Committee. However, the Board of Directors later requested that Dr. Burger resign from all Board of Directors committees in connection with its approval of a consulting arrangement in late February 2014. Under his consulting agreement, which was recently amended as described under “Related Person Transactions—Consulting Agreement” below, Dr. Burger has been named as our Chief Science Officer and provides advice to our executive management team regarding scientific, strategic and operational issues, including during regular in-person meetings, and receives $20,000 per month in cash for his services.

We are not a “listed issuer” as that term is used in Regulation S-K Item 407 adopted by the Securities and Exchange Commission (the “SEC”).

Audit Committee

Our Audit Committee Charter was adopted by the Board of Directors and became effective on November 2, 2011. The primary role of the Audit Committee is to oversee the financial reporting and disclosure process. The Audit Committee is responsible for overseeing the work done by our independent auditors and reviewing and discussing with management and the independent auditors the adequacy and effectiveness of our financial reporting process, the annual audited financial statements, and the results of the annual audit. The Audit Committee held five meetings during fiscal 2015, and three meetings since fiscal 2015, to review our financial statements with the auditors following the end of each fiscal quarter prior to their inclusion in reports filed with the SEC.

The Audit Committee is presently composed of Mr. Gould (chair), Mr. Caracciolo and Dr. Montgomery. Mr. Gould is a “financial expert” as defined in Regulation S-K Item 407(d)(5)(ii) adopted by the SEC. During fiscal 2015, Mr. Caracciolo, Mr. Gould and Dr. Montgomery also met the additional independence and experience requirements of the SEC applicable specifically to members of the Audit Committee.

Compensation Committee

Our Compensation Committee Charter was adopted by the Board of Directors in October 2012 and was updated on May 29, 2014. The Compensation Committee reviews and approves our overall compensation philosophy and determines base salaries and other forms of compensation to be paid to executive officers, including decisions as to cash incentive compensation, grants of options and other stock-based awards. The Compensation Committee is also responsible for making recommendations to the Board of Directors with respect to new compensation plans, including incentive compensation plans and equity-based plans. The Compensation Committee held three meetings during fiscal 2015. During fiscal 2015, the members of the Compensation Committee were Messrs. Caracciolo (chair), Dockery and Gould, and Dr. Nobel. Following Dr. Nobel’s election not to stand for re-election as a director, as of August 27, 2015, the current members of the Compensation Committee are Messrs. Caracciolo (chair), Dockery and Gould, and Naydenov.

Nominating and Governance Committee

Our Nominating and Governance Committee Charter was adopted by the Board of Directors on October 26, 2012. The Nominating and Governance Committee identifies individuals qualified to become members of the Board of Directors, makes recommendations to the Board of Directors with regard to the size and composition of the Board of Directors and committees thereof, and evaluates the Board of Directors and its members. The Nominating and Governance Committee also assists the Board of Directors in developing succession and continuity plans for principal officer positions. The Nominating and Governance Committee met twice during fiscal 2015. During fiscal 2015, the members of the Nominating and Governance Committee were Drs. Nobel (chair) and Montgomery, and Messrs. Caracciolo, Dockery, Gould, and Naydenov. Following Dr. Nobel’s election not to stand for re-election as a director, as of August 27, 2015, the current members of the Nominating and Governance Committee are Messrs. Dockery (chair), Caracciolo, Gould, and Naydenov and Dr. Montgomery.

The Nominating and Governance Committee does not have any specific, minimum qualifications for director candidates. In evaluating potential director nominees, the committee will consider:

•	Demonstration of ethical behavior;

•	Positions of leadership that demonstrate the ability to exercise sound judgment in a wide variety of matters;

•	The candidate’s ability to commit sufficient time to the position;

•	The candidate’s understanding of our business and operations; and

•	The need to satisfy independence requirements relating to Board of Directors composition.

The Nominating and Governance Committee relies on its annual evaluations of the Board of Directors in determining whether to recommend nomination of current directors for re-election. The Nominating and Governance Committee has not hired a third-party search firm to date, but has the authority to do so if it deems such action to be appropriate. It does not have a policy in place for considering diversity in identifying nominees for director.

Our Audit Committee, Compensation Committee and Nominating and Governance Committee charters can be found on our website at www.cytodyn.com.

Executive Officers

In addition to Dr. Pourhassan, whose background is described under the subheading “Directors” above, Michael D. Mulholland, age 63, is an executive officer. The Board of Directors appointed Mr. Mulholland as our Chief Financial Officer, Treasurer, and Corporate Secretary on December 13, 2012. Mr. Mulholland provides CytoDyn with more than 25 years of senior level financial leadership for public companies in the business services, retail and manufacturing industries. His broad experience includes strategic planning, corporate finance, including raising debt and equity capital, acquisitions, corporate restructurings, SEC reporting, risk management, investor relations and corporate governance matters. Mr. Mulholland has also collaborated with a leading European scientific inventor and IP counsel in connection with the evaluation of the patentability of certain biological compounds for potential applications to improve human health and the preparation of the related patent filings. Most recently, from 2011-2012, he served as Chief Financial Officer of Nautilus, Inc., a NYSE-listed developer and marketer of fitness equipment. He previously was Co-Chief Financial Officer of Corporation Management Advisors, Inc., a private holding company of various businesses and investments, including a majority interest in a publicly held manufacturing company, from 2010 to 2011; Vice President of Finance of Gevity HR, Inc., a former Nasdaq-listed professional employer organization, from 2008 to 2009; Chief Financial Officer and Secretary of Barrett Business Services, Inc., a Nasdaq-listed business services firm, from 1994 to 2008; and Executive Vice President, Chief Financial Officer and Secretary of Sprouse-Reitz Stores Inc., a former publicly held retail company, from 1988 to 1994. He began his career with Deloitte & Touche LLP. Mr. Mulholland received a B.S. degree in accounting and a M.B.A. in finance from the University of Oregon. He is a certified public accountant.

Director Compensation

During fiscal 2015, each director who was not an employee of the Company was entitled to receive: (i) $25,000 in annual compensation; (ii) additional annual cash retainers for committee chairs and committee members ranging from $2,500 to $15,000; (iii) an additional cash retainer of $15,000 for the Chairman of the Board of Directors; and (iv) an annual grant on June 1, 2014, of a non-qualified stock option covering 50,000 shares of our common stock vesting in four equal quarterly installments. The compensation plan for directors during fiscal 2016 is the same as in fiscal 2015.

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director for services during fiscal 2015.

Name	Cash Fees	Stock Options,(2)	All Other Compensation(3)	Total

Denis R. Burger	$25,000	$53,994	$95,000	$173,994
Anthony D. Caracciolo	57,500	16,675	—	74,175
Gregory A. Gould	50,000	16,675	—	66,675
A. Bruce Montgomery	32,500	16,675	—	49,175
Jordan G. Naydenov	27,500	16,675	—	44,175
S. Michael Nobel	37,500	16,675	—	54,175
Carl C. Dockery	19,918	13,711	—	33,628

(1)	Represents aggregate grant date fair value of options granted during fiscal 2015 pursuant to Black-Scholes valuation model.
(2)	Total number of shares covered by stock options held by each non-employee director at May 31, 2015, were as follows:

No. of Shares

Denis R. Burger	165,616
Anthony D. Caracciolo	236,543
Gregory A. Gould	275,000
A. Bruce Montgomery	83,836
Jordan G. Naydenov	175,000
S. Michael Nobel	111,645
Carl C. Dockery	33,973

(3)	Represents consulting fees in a monthly amount of $5,000 from June, 2014 to October 2014, increased to $10,000 a month during November 2014 to May 2015. The stock options include an award covering 100,000 shares of common stock relating to the consulting services.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Nader Z. Pourhassan,	2015	300,000	210,000	96,406	9,000	615,406
President and Chief Executive Officer (1)	2014	265,000	100,000	72,659	9,863	447,522
Michael D. Mulholland,	2015	239,583	101,823	72,304	7,188	420,898
Chief Financial Officer (2)	2014	225,000	92,500	54,494	8,063	380,057

(1)	Dr. Pourhassan served as the Company’s Chief Operating Officer until June 30, 2011, when he ceased to be an executive officer and accepted a position as the Company’s Managing Director of Business Development. Dr. Pourhassan was appointed interim President and Chief Executive Officer on September 10, 2012, and President and Chief Executive Officer in December 2012.
(2)	Mr. Mulholland was appointed as the Company’s Chief Financial Officer effective December 13, 2012.
(3)	Bonuses for fiscal 2015 were paid in cash, with a partial payment in September 2015 and the balance paid in December 2015. One-half of bonuses for fiscal 2014 were paid in cash shortly following fiscal year-end; the balance was paid on October 11, 2014.
(4)	Option awards represent the grant date fair value of the awards pursuant to FASB ASC Topic 718, as described in Note 5 “Stock Options and Warrants” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended May 31, 2015, to which reference is hereby made.
(5)	“All Other Compensation” represents the Company’s contributions to the CytoDyn Inc. 401(k) Profit Sharing Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock options awarded to each of our named executive officers as of May 31, 2015. No stock awards were outstanding at May 31, 2015.

Name	Number of securities underlying unexercised options/ exercisable	Number of securities underlying unexercised options/ unexercisable	Option exercise price ($)	Option expiration date
Nader Z. Pourhassan(1)	125,000	—	$1.80	10/10/2015
	468,750	31,250	$2.00	07/31/2016
	54,545	—	$2.75	03/23/2017
	400,000	200,000	$0.80	05/31/2018
	66,667	133,333	$0.64	05/29/2019
Michael D. Mulholland(2)	66,667	33,333	$1.40	12/13/2017
	200,000	100,000	$0.80	05/31/2018
	50,000	100,000	$0.64	05/29/2019

(1)	Options expiring in 2015 vested in full on October 10, 2013. Options expiring in 2016 vest as follows: 125,000 shares on July 31, 2012; 125,000 shares on July 31, 2013, and 31,250 shares quarterly through July 31, 2015. Options expiring in 2018 vest in three equal annual installments beginning on May 31, 2014. Options expiring in 2019 vest in three equal annual installments beginning on May 29, 2015. In connection with fiscal 2015 performance, an option covering 200,000 shares with an exercise price of $0.90 per share was granted on June 30, 2015.
(2)	Options expiring in 2017 vest in three equal annual installments beginning December 13, 2013. Options expiring in 2018 vest in three equal annual installments beginning May 31, 2014. Options expiring in 2019 vest in three equal annual installments beginning on May 29, 2015. In connection with fiscal 2015 performance, an option covering 150,000 shares with an exercise price of $0.90 per share was granted on June 30, 2015.

Additional Compensation Information

Employee Pension, Profit Sharing or Other Retirement Plans

Effective January 1, 2010, we adopted a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) and covering substantially all of our employees. We make a “safe harbor” contribution of 3% of the participant’s salary in order to maintain regulatory compliance of the 401(k) Plan. We do not have any other defined benefit pension plan, profit sharing or retirement plan.

Employment Agreement

On January 6, 2015, the Company entered into employment agreements with Dr. Pourhassan and Mr. Mulholland (together, the “Employment Agreements”). The Employment Agreements provide for indefinite terms of employment, until terminated by either party pursuant to the terms of the Employment Agreements.

The Employment Agreements provide for (i) an annual base salary of $325,000 for Dr. Pourhassan and $250,000 for Mr. Mulholland, (ii) a target annual bonus payable in cash or, at the discretion of the Board of Directors, 50% in cash and in 50% in stock of the Company, for Dr. Pourhassan equal to one-hundred percent (100%) of base salary and fifty percent (50%) for Mr. Mulholland, subject to achievement of certain performance objectives, and (iii) an annual supplemental bonus for Dr. Pourhassan, subject to the sole discretion of the Board of Directors, in an amount to be determined by the Board of Directors.

Payments upon Termination of Employment or Change in Control

In the event the Company terminates either Dr. Pourhassan’s or Mr. Mulholland’s employment without cause, as defined in the Employment Agreements, and subject to execution of a release of claims, the Employment Agreements provide for (i) payments equal to the sum of twelve months of base salary (except that such amount shall not be payable if, as of the effective time of Dr. Pourhassan’s or Mr. Mulholland’s termination, as applicable, the Board of Directors determines either that the Company has less than $4.0 million in cash-on-hand, or that the net worth of the Company, defined as the total assets of the Company less the total liabilities of the Company, is less than $5.0 million), and (ii) all stock options and other awards that Dr. Pourhassan or Mr. Mulholland may have shall vest and (if applicable) become immediately exercisable.

In the event the Company terminates Dr. Pourhassan’s or Mr. Mulholland’s employment without cause, or Dr. Pourhassan or Mr. Mulholland resigns for good reason, as defined in the Employment Agreements, within twelve months following a change in control, as defined in the Employment Agreements, and subject to execution of a release of claims, the Employment Agreements provide for (i) payments equal to the sum of eighteen months of base salary (in lieu of, and not in addition to, the twelve months’ base salary that may be payable upon a termination without cause not within twelve months following a change in control), and (ii) all stock options and other awards that Dr. Pourhassan or Mr. Mulholland may have shall vest and (if applicable) become immediately exercisable.

Employee stock options granted after December 1, 2012, vest in full automatically when a change in control occurs; employee stock options granted before December 1, 2012, will vest in full if the Compensation Committee so decides on or before the date a change in control occurs.

STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS

AND MANAGEMENT

Beneficial Ownership Table

The following table sets forth the beneficial ownership of our common stock as of January 31, 2016, by (i) each person or entity who is known by us to own beneficially more than 5 percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)		Percent of Total (2) (3)
Owners of more than 5 percent:
Alpha Venture Capital Partners, L.P.	9,847,359	(4)	8.2
Directors and Executive Officers:
Carl C. Dockery	9,918,832	(4)	8.2
Jordan G. Naydenov	4,309,742	(5)	3.6
Nader Z. Pourhassan	1,457,018	(6)	1.2
Anthony D. Caracciolo	586,179	(7)		*
Gregory A. Gould	331,676	(8)		*
Michael D. Mulholland	376,043	(9)		*
A. Bruce Montgomery	121,336	(10)		*
Denis R. Burger	203,116	(10)		*
All Current Directors and Executive Officers as a Group (8 persons)	17,303,942		14.1

*	Less than 1% of the outstanding shares of our common stock.
(1)	Unless otherwise indicated, the business address of each current director and executive officer is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660.
(2)	Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or investment power. Shares of common stock subject to options and warrants that are exercisable currently or within 60 days of January 31, 2016, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.
(3)	Percentages are based on 117,907,641 shares of common stock outstanding as of January 31, 2016.
(4)	Carl C. Dockery, as the manager of the General Partner of Alpha Venture Capital Partners, L.P., has voting and dispositive power over these shares, which include (i) 230,769 shares of common stock directly held by Alpha Ventures Capital Fund, L.P.; (ii) 7,243,740 shares of common stock directly held by Alpha Ventures Capital Partners, L.P.; (iii) warrants held by Alpha Ventures Capital Partners, L.P. that are exercisable for 2,372,850 shares of common stock; and (iv) 71,473 shares of common stock subject to options held by Mr. Dockery and not included in the totals for Alpha Venture Capital Partners, L.P.
(5)	Includes: (i) 4,097,242 shares of common stock directly held by Mr. Naydenov; and (ii) 212,500 shares of common stock subject to options.
(6)	Includes: (i) 60,056 shares of common stock directly held by Dr. Pourhassan; (ii) 375,000 shares of common stock beneficially owned by Dr. Pourhassan’s wife; (iii) 750 shares of common stock held in a retirement portfolio; and (iv) 1,021,212 shares of common stock subject to options held by Dr. Pourhassan. Excludes 954,000 shares of common stock subject to options that vest depending on the achievement of certain strategic milestones specified by our Board of Directors and documented in the relevant award agreements.

(7)	Includes: 62,136 shares of common stock directly held by Mr. Caracciolo; and 524,043 shares of common stock subject to options.
(8)	Includes: 19,176 shares of common stock directly held by Mr. Gould; and 312,500 shares of common stock subject to options.
(9)	Includes: 26,043 shares of common stock directly held by Mr. Mulholland; and 350,000 shares of common stock subject to options. Excludes 500,000 shares of common stock subject to options that vest depending on the achievement of certain strategic milestones specified by our Board of Directors and documented in the relevant award agreements.
(10)	Represents shares of common stock subject to options.

RELATED PERSON TRANSACTIONS

Promissory Notes

During the fiscal years ended May 31, 2014, and May 31, 2015, Mr. Naydenov held two promissory notes issued by us. A three-year convertible promissory note was issued to Mr. Naydenov in the principal amount of $1,000,000 on October 16, 2012, in exchange for a cash payment of that amount and bears interest at a 5% annual rate. In conjunction with the note, warrants to purchase 1,333,333 shares of our common stock at an exercise price of $2.00 per share and an expiration date of October 16, 2014 were issued to Mr. Naydenov. In April 2013, Mr. Naydenov was also issued a one-year term note in the principal amount of $500,000 bearing interest at an annual rate of 15%, which was repaid at maturity on April 11, 2014. We issued 150,000 shares of common stock to Mr. Naydenov in payment of the accrued interest, based on a value of $0.50 per share, as provided by the terms of the note. In November 2014, Mr. Naydenov converted his $1,000,000 promissory note into 1,333,333 shares of common stock in response to an offer extended to all holders of three-year term convertible promissory notes, which was intended to induce conversion of their promissory notes.

AVCP Notes and Warrants

The Company issued, on September 26, 2014, a two-year term unsecured convertible promissory note (the “ September 2014 Note”) in the aggregate principal amount of $2,000,000 to Alpha Venture Capital Partners, L.P. (“AVCP”). The September 2014 Note bore interest at the annual rate of 5%. The principal balance of the September 2014 Note was due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. The principal amount of the September 2014 Note plus unpaid accrued interest was convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price was subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share equal to10% below the lowest sale price below $.9444 per share, for shares of CytoDyn common stock sold in any future securities offerings, including sales to AVCP and its affiliates.

The Company issued on February 6, 2015, a short-term unsecured convertible promissory note (the “February 2015 Note”, and with the September 2014 Note, the “AVCP Notes”) in the aggregate principal amount of $1,500,000 to an affiliate of AVCP. The principal amount of the February 2015 Note plus unpaid accrued interest was convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The February 2014 Note bore simple interest of 1.2% per month, payable at maturity on August 5, 2015. The conversion price was subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share equal to 10% below the lowest sale price below $.9444 per share, for shares of CytoDyn common stock sold in any future securities offerings, including sales to AVCP and its affiliates.

In connection with the two AVCP Notes, the Company issued warrants to AVCP covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share on September 26, 2014 and February 6, 2015, respectively. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, respectively.

As a result of the Company’s completion in May 2015 of a private placement of $4 million of short-term convertible notes that are convertible for less than $.9444 per share, the conversion rate of the two AVCP Notes was reduced from $1.00 per share to $0.675 per share.

On June 23, 2015, the Company, AVCP and Alpha Venture Capital Management, LLC entered into a Debt Conversion and Termination Agreement, pursuant to which (i) AVCP agreed to convert the $3,535,627.15 in aggregate indebtedness owed to AVCP as of June 23, 2015 under the AVCP Notes in exchange for 5,237,966 shares of our common stock; (ii) subject to such conversion, the Company agreed to issue to AVCP an additional five-year warrant to purchase 1,000,000 shares of our common stock at an exercise price of $0.675 per share and (iii) subject to AVCP’s receipt of such shares of our common stock and warrant, the parties agreed to terminate certain subscription and investor rights agreements among them and discharge each other from all claims and obligations relating to the AVCP Notes and /or such agreements.

Mr. Dockery is President of Alpha Advisors, LLC, the investment advisor to AVCP and its affiliates.

Stock Options

Since the end of the fiscal year ended May 31, 2015, we have granted certain options to our executive officers and directors, as follows:

•	On June 1, 2015, we made our annual grant to each of our directors of non-qualified stock options covering 50,000 shares of our common stock each, at an exercise price of $0.975 per share. The options vest in four equal quarterly installments and terminate on June 1, 2020.

•	On June 11, 2015, we granted Mr. Caracciolo an option to purchase 250,000 shares of our common stock at an exercise price of $0.97 per share. The option is fully exercisable and terminates on June 11, 2020.

•	On June 30, 2015, we granted Dr. Pourhassan and Mr. Mulholland options to purchase 200,000 and 150,000 shares of our common stock, respectively, at an exercise price of $0.90 per share. The options vest annually over three years and terminate on June 30, 2020.

•	On November 23, 2015, we granted Dr. Pourhassan and Mr. Mulholland options to purchase 650,000 and 500,000 shares of our common stock, respectively, at an exercise price of $0.87 per share. The options vest depending on the achievement of certain strategic milestones specified by our Board of Directors and documented in the relevant award agreements.

•	On December 21, 2015, our Board of Directors passed a resolution to extend the expiration dates of 1,824,513 outstanding options held by our directors and executive officers. For each outstanding option award that previously had a five-year expiration term, whether such award was vested or unvested, the expiration term was extended by an additional five years, but only to the extent that the award was non “in-the-money” based upon the closing price of our common stock as of December 21, 2015, of $0.81 per share. The expiration dates of such stock option awards, as extended, range between July 31, 2021 and June 30, 2025. The other terms and conditions of the stock option wards remained unchanged.

•	On January 4, 2016, we granted Dr. Pourhassan an option to purchase 304,000 shares of our common stock at an exercise price of $0.75 per share. The option vests depending on the achievement of certain strategic milestones specified by our Board of Directors and documented in the award agreement.

Consulting Agreement

On January 19, 2016, we entered into an amendment to our existing Consulting Agreement with Dr. Burger, dated February 21, 2014, as amended November 3, 2014 (the “Consulting Agreement”). As amended, the Consulting Agreement names Dr. Burger, who is currently a member of our Board of Directors, to a none-executive position as our Chief Science Officer and provides for the payment to Dr. Burger of $20,000 per month, in cash, as compensation for his advice to our executive management team regarding scientific, strategic and operational issues, including during regular in-person meetings. The amendment was approved by the Audit Committee of our Board of Directors.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is presently quoted on the OTCQB of the OTC Markets marketplace under the trading symbol CYDY. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market. As a result, the trading prices of our common stock may not reflect the price that would result if our stock was actively traded.

The following are high and low bid prices quoted on the OTCQB during the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

	High	Low

Fiscal Year Ended May 31, 2014:
First quarter ended August 31, 2013	$1.10	$0.65
Second quarter ended November 30, 2013	$1.50	$0.70
Third quarter ended February 28, 2014	$1.40	$0.79
Fourth quarter Ended May 31, 2014	$1.00	$0.54

Fiscal Year Ended May 31, 2015:
First quarter ended August 31, 2014	$1.12	$0.54
Second quarter ended November 30, 2015	$1.25	$0.66
Third quarter ended February 28, 2015	$1.30	$0.68
Fourth quarter ended May 31, 2015	$1.09	$0.63

Fiscal Year Ending May 31, 2016:
First quarter ended August 31, 2015	$1.08	$0.70
Second quarter ended November 30, 2015	$0.99	$0.67
December 1, 2015 through February 16, 2016	$1.40	$0.64

Holders

The number of record holders of our common stock on January 31, 2016, was approximately 570.

Dividends

Holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors. We have not paid or declared any cash dividends since inception on our common stock and do not anticipate paying any in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of our equity securities during the year ended May 31, 2015 or any subsequent interim period.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Lowenstein Sandler LLP, New York, New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC, as required by the Exchange Act. You can find, copy and inspect information we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the internet at http://www.sec.gov/ which contains reports, proxy statements and other information that we file electronically with the SEC. You may also review such reports, proxy statements and other documents we file with the SEC on our website at www.cytodyn.com. Information included on our website is not a part of this prospectus.

We have filed a Registration Statement on Form S-1 to register the shares of common stock to be sold by the selling shareholders. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement, which additional information can be found and reviewed as described above. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

EXPERTS

The consolidated balance sheet of CytoDyn Inc. as of May 31, 2015, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended have been audited by Warren Averett, LLC, an independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Item 8.	Financial Statements and Supplementary Data.

CYTODYN INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

CytoDyn Inc.

Vancouver, Washington

We have audited the accompanying consolidated balance sheets of CytoDyn Inc. as of May 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ (deficit) equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CytoDyn Inc. as of May 31, 2015 and 2014 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of $25,088,070 for the year ended May 31, 2015, and has an accumulated deficit of $71,522,302 through May 31, 2015, which raises a substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Warren Averett, LLC Warren Averett, LLC
Certified Public Accountants
Tampa, Florida
July 10, 2015

CytoDyn Inc.

Consolidated Balance Sheets

	May 31,
	2015	2014
Assets
Current assets:
Cash	$1,050,060	$4,886,122
Prepaid expenses	253,833	488,821
Prepaid clinical service fees	733,916	—
Deferred offering costs	—	68,292

Total current assets	2,037,809	5,443,235
Furniture and equipment, net	24,213	16,797
Intangibles, net	2,617,239	2,967,239

Total Assets	$4,679,261	$8,427,271

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$5,016,261	$1,286,715
Accrued milestone payments	2,500,000	—
Accrued liabilities, salaries and interest payable	644,533	501,640
Accrued license fees	930,000	—
Convertible notes payable, net	1,634,458	—
Stock rescission liability	—	378,000

Total current liabilities	10,725,252	2,166,355

Long-term liabilities
Related party, convertible note payable, net	2,637,618	—
Related party, derivative liability	2,008,907	—
Convertible notes payable, net	—	2,338,684

Total liabilities	15,371,777	4,505,039

Shareholders’ (deficit) equity:
Series B convertible preferred stock, no par value; 400,000 shares authorized, 95,100 shares issued and outstanding at May 31, 2015 and May 31, 2014, respectively	247,556	266,251
Common stock, no par value; 200,000,000 and 100,000,000 shares authorized, 63,644,348 and 55,753,311 issued and outstanding at May 31, 2015 and May 31, 2014, respectively	35,819,240	30,367,779
Additional paid-in capital	24,762,990	20,100,434
Common and preferred stock subject to rescission	—	(378,000)
Accumulated (deficit)	(71,522,302)	(46,434,232)

Total shareholders’ (deficit) equity	(10,692,516)	3,922,232

Total liabilities and shareholders’ (deficit) equity	$4,679,261	$8,427,271

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

	Year ended May 31,
	2015	2014
Operating expenses:
General and administrative	$3,282,908	$3,106,678
Amortization and depreciation	360,582	352,429
Research and development	15,156,365	3,981,468
Legal fees	796,671	672,153

Total operating expenses	19,596,526	8,112,728

Operating loss	(19,596,526)	(8,112,728)
Interest income	2,199	7,767
Gain on settlement of accounts payable	—	183,944
Change in fair value of derivative liability	(838,643)	—
Interest expense:
Amortization of discount on convertible notes	(2,145,010)	(3,807,320)
Amortization of discount on related party convertible notes	(523,614)	—
Amortization of debt issuance costs	(103,598)	(120,000)
Inducement interest	(1,526,254)	—
Interest on notes payable	(356,624)	(583,076)

Total interest expense	(4,655,100)	(4,510,396)

Loss before income taxes	(25,088,070)	(12,431,413)
Provision for taxes on income	—	—

Net loss	$(25,088,070)	$(12,431,413)

Basic and diluted loss per share	$(0.43)	$(0.27)

Basic and diluted weighted average common shares outstanding	58,375,637	46,900,643

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ (Deficit) Equity

	Preferred Stock		Common Stock		Common Stock Payable
	Shares	Amount	Shares	Amount
Balance May 31, 2013	95,100	$274,091	30,908,292	$16,144,673	$117,778
Rescission expirations and exclusions	—	—	—	—	—
Amortization of deferred offering costs related to rescission liability	—	(7,840)	—	(20,796)	—
Proceeds from unit offering ($1.30/unit)	—	—	20,989,494	13,642,667	—
Deferred offering costs	—	—	—	(2,084,063)	—
Inducement warrants	—	—	—	—	—
Conversion of convertible debt to common stock ($.65/share)	—	—	2,046,148	1,330,000	—
Conversion of convertible debt to common stock ($.75/share)	—	—	1,493,333	1,120,000	—
Conversion of accrued interest on convertible debt to common stock ($.65/share)	—	—	24,363	15,837	—
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	16,117	12,088	—
Exercise of common stock warrants ($1.00/share)	—	—	50,000	50,000	—
Common stock issued for accrued interest	—	—	150,000	75,000	(10,278)
Common stock issued for bonuses	—	—	53,601	72,361	(107,500)
Conversion of note payable and accrued interest to common stock ($.45/share)	—	—	21,963	10,012	—
Stock-based compensation	—	—	—	—	—
Debt discount related to warrants and beneficial conversion feature associated with convertible debt	—	—	—	—	—
Net (loss) for year ended May 31, 2014	—	—	—	—	—

Balance at May 31, 2014	95,100	$266,251	55,753,311	$30,367,779	—

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ (Deficit) Equity

	Additional Paid-In Capital	Rescission Amount	Accumulated Deficit	Total
Balance May 31, 2013	17,778,861	$(536,500)	$(34,002,819)	$(223,916)
Rescission expirations and exclusions	—	158,500	—	158,500
Amortization of deferred offering costs related to rescission liability	—	—	—	(28,636)
Proceeds from unit offering ($1.30/unit)	—	—	—	13,642,667
Deferred offering costs	—	—	—	(2,084,063)
Inducement warrants	193,160	—	—	193,160
Conversion of convertible debt to common stock ($.65/share)	—	—	—	1,330,000
Conversion of convertible debt to common stock ($.75/share)	—	—	—	1,120,000
Conversion of accrued interest on convertible debt to common stock ($.65/share)	—	—	—	15,837
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	—	12,088
Exercise of common stock warrants ($1.00/share)	—	—	—	50,000
Common stock issued for accrued interest	—	—	—	64,722
Common stock issued for bonuses		—	—	(35,139)
Conversion of note payable and accrued interest to common stock ($.45/share)	—	—	—	10,012
Stock-based compensation	928,413	—	—	928,413
Debt discount related to warrants and beneficial conversion feature associated with convertible debt	1,200,000	—	—	1,200,000
Net (loss) for year ended May 31, 2014	—	—	(12,431,413)	(12,431,413)

Balance at May 31, 2014	$20,100,434	$(378,000)	$(46,434,232)	$3,922,232

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ (Deficit) Equity

	Preferred Stock		Common Stock		Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance May 31, 2014	95,100	$266,251	55,753,311	$30,367,779	$20,100,434
Rescission expirations and exclusions	—	—	—	—	—
Amortization of deferred offering costs related to rescission liability	—	(18,695)	—	(49,597)	—
Common stock for interest on convertible note	—	—	104,153	52,077	—
OID, intrinsic value related to warrants	—	—	—	—	2,505,261
Conversion of convertible debt to common stock ($.75)/share	—	—	5,628,330	4,221,250	—
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	119,580	86,296	—
Exercise of common stock warrants ($.55/share)	—	—	1,938,974	1,066,435	—
Exercise of common stock warrants ($.75/share)	—	—	100,000	75,000	—
Stock-based compensation	—	—	—	—	631,302
Inducement interest on note conversions and warrant exercises	—	—	—	—	555,626
Inducement interest on reissued warrants	—	—	—	—	970,367
Net (loss) for year ended May 31, 2015	—	—	—	—	—

Balance at May 31, 2015	95,100	$247,556	63,644,348	$35,819,240	$24,762,990

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ (Deficit) Equity

	Rescission Amount	Accumulated Deficit	Total
Balance May 31, 2014	$(378,000)	$(46,434,232)	$3,922,232
Rescission expirations and exclusions	378,000	—	378,000
Amortization of deferred offering costs related to rescission liability	—	—	(68,292)
Common stock for interest on convertible note	—	—	52,077
OID, intrinsic value related to warrants	—	—	2,505,261
Conversion of convertible debt to common stock ($.75)/share	—	—	4,221,250
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	86,296
Exercise of common stock warrants ($.55/share)	—	—	1,066,435
Exercise of common stock warrants ($.75/share)	—	—	75,000
Stock-based compensation	—	—	631,302
Inducement interest on note conversions and warrant exercises	—	—	555,626
Inducement interest on reissued warrants	—	—	970,367
Net (loss) for year ended May 31, 2015	—	(25,088,070)	(25,088,070)

Balance at May 31, 2015	$—	$(71,522,302)	$(10,692,516)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

	Year Ended May 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(25,088,070)	$(12,431,413)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization and depreciation	360,582	352,429
Amortization of debt issuance costs	103,598	120,000
Amortization of discount on convertible notes	2,145,010	3,807,320
Amortization of discount on related party notes	523,614	—
Gain on settlement of accounts payable	—	(183,944)
Loss on the sale of fixed asset	583	—
Change in fair value of derivative liability	838,643	—
Inducement interest expense	1,526,254	193,160
Stock-based compensation	631,302	928,413
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses	(498,928)	(348,972)
Increase (decrease) in accounts payable, accrued salaries and severance, accrued license fees, accrued interest and accrued liabilities	7,440,554	176,064

Net cash used in operating activities	(12,016,858)	(7,386,943)

Cash flows from investing activities:
Furniture and equipment purchases	(18,585)	(19,220)

Net cash used in investing activities	(18,585)	(19,220)

Cash flows from financing activities:
Payments on indebtedness to related parties	—	(500,000)
Payments on convertible notes payable	—	(500,000)
Payments of debt issuance costs	(423,104)	(120,000)
Payments of offering costs	—	(2,084,063)
Proceeds from sale of common stock	—	13,642,667
Proceeds from issuance of convertible notes payable	7,481,050	1,200,000
Proceeds from exercise of warrants	1,141,435	50,000

Net cash provided by financing activities	8,199,381	11,688,604

Net change in cash	(3,836,062)	4,282,441
Cash, beginning of period	4,886,122	603,681

Cash, end of period	$1,050,060	$4,886,122

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

	Year Ended May 31,
	2015	2014
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$3,142	$—

Interest	$203,864	$311,991

Non-cash investing and financing transactions:
Common stock issued upon conversion of convertible debt	$4,221,250	$2,459,000

Common stock issued or to be issued for accrued interest payable	$138,373	$58,518

Original issue discount and intrinsic value of beneficial conversion feature related to debt issued with warrants	$—	$1,200,000

Preferred and common stock subject to rescission liability	$378,000	$158,500

Amortization of deferred offering costs related to rescission liability	$68,292	$28,638

Accounts payable extinguished through settlements	$—	$183,944

Original issue discount related to valuation of compound embedded derivative of convertible note payable issued with anti-dilution feature	$1,170,264	$—

Original issue discount related to valuation of relative fair value of warrants issued with convertible notes payable	$2,220,143	$—

Warrants issued for debt discount on convertible notes payable	$285,118	$—

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MAY 31, 2015

1 – Organization

CytoDyn Inc. (the “Company”) was incorporated under the laws of Colorado on May 2, 2002 under the name Rexray Corporation (“Rexray”). In October 2003, the Company (under its previous name RexRay Corporation) entered into an Acquisition Agreement with CytoDyn of New Mexico, Inc. Pursuant to the acquisition agreement, the Company acquired assets related to its drug candidate Cytolin, including the assignment of the patent license agreement dated July 1, 1994 between CytoDyn of New Mexico, Inc. and Allen D. Allen covering three United States patents along with foreign counterpart patents which describe a method for treating Human Immunodeficiency Virus (“HIV”) disease with the use of monoclonal antibodies.

The Company is developing a class of therapeutic monoclonal antibodies to address unmet medical needs in the areas of HIV and Acquired Immune Deficiency Syndrome (“AIDS”).

Advanced Genetic Technologies, Inc. (“AGTI”) was incorporated under the laws of Florida on December 18, 2006 pursuant to an acquisition during 2006.

On May 16, 2011, the Company formed a wholly owned subsidiary, CytoDyn Veterinary Medicine LLC (“CVM”), to explore the possible application of the Company’s existing proprietary monoclonal antibody technology to the treatment of Feline Immunodeficiency Virus (“FIV”). The Company views the formation of CVM as an effort to strategically diversify the use of its proprietary monoclonal antibody technology.

2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; AGTI and CVM. All intercompany transactions and balances are eliminated in consolidation.

Reclassifications

Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified to conform to the 2015 presentation. These reclassifications did not have any effect on total current assets, total assets, total current liabilities, total liabilities, total shareholders’ (deficit) equity or net loss.

Going Concern

The consolidated accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $25,088,070 and $12,431,413 for the years ended May 31, 2015, and May 31, 2014, respectively. Additionally, the Company has a working capital deficit of $8,687,443 as of May 31, 2015. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital, complete development of its product candidates, obtain U.S. Food & Drug Administration (“FDA”) approval, outsource manufacturing of the product candidates, and ultimately achieve initial revenues and attain profitability. The Company is currently engaging in significant research and development activities related to these product candidates, and expects to incur significant research and development expenses in the future. These research and development activities are subject to significant risks and uncertainties. We intend to finance our future development activities and our working capital needs largely from the sale of debt and equity securities, combined with additional funding from other traditional sources. There can be no assurance, however, that the Company will be successful in these endeavors.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained at federally insured financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. Balances in excess of federally insured limits at May 31, 2015 and 2014 approximated $1,164,000 and $4,589,000, respectively.

Identified Intangible Assets

The Company follows the provisions of FASB ASC Topic 350 Intangibles-Goodwill and Other, which establishes accounting standards for the impairment of long-lived assets such as intangible assets subject to amortization. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying value, the asset is considered impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset (See Note 12 for acquisition of patents). There were no impairment charges for the years ended May 31, 2015 and 2014. The value of the Company’s patents would be significantly impaired by any adverse developments as they relate to the clinical trials pursuant to the patents acquired as discussed in Notes 7 and 13.

Research and Development

Research and development costs are expensed as incurred. Clinical trials costs incurred through third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development collaboration arrangements or other contractual agreements, the milestone payment obligations are expensed when the milestone conditions are probable and the amount of payment is reasonably estimable.

Pre-launch Inventory

The Company may scale-up and make commercial quantities of its product candidate prior to the date it anticipates that such product will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company may scale-up and build pre-launch inventories of product that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. The determination to capitalize is made once the Company (or its third party development partners) has filed a New Drug Application (an “NDA”) that has been acknowledged by the FDA as containing sufficient information to allow the FDA to conduct its review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared. This determination is based on the particular facts and circumstances relating to the expected FDA approval of the drug product being considered. As of May 31, 2014 and 2015 the Company did not have pre-launch inventory that qualified for capitalization pursuant to U.S. GAAP ASC 330 “Inventory.”

Stock-Based Compensation

U.S. GAAP requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award (requisite service period).

The Company accounts for common stock options and common stock warrants based on the fair market value of the instrument using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the options and warrants, risk-free interest rates, and expected dividend yield at the grant date. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the stock options. The expected volatility is based on the historical volatility of the Company’s common stock at consistent intervals. The Company has not paid any dividends on its common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The computation of the expected option term is based on the “simplified method,” as the Company’s stock options are “plain vanilla” options and the Company has a limited history of exercise data. For common stock options and warrants with periodic vesting, the Company recognizes the related compensation costs associated with these options and warrants on a straight-line basis over the requisite service period.

U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on limited historical experience of forfeitures, the Company estimated future unvested option forfeitures at 0% for all periods presented.

Preferred Stock

As of May 31, 2015, the Company’s Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock without shareholder approval. As of May 31, 2015, the Company has authorized the issuance of 400,000 shares of Series B convertible preferred stock, as to which there are 95,100 shares outstanding at May 31, 2015 (see Note 4). The remaining preferred shares authorized have no specified rights other than the shares are non-voting.

Deferred Offering Costs

In connection with a stock rescission liability as discussed at Note 3, the Company has recorded approximately $ -0- and $68,300 in deferred offering costs as of May 31, 2015 and May 31, 2014, respectively. Due to the expiration of remaining rescission rights, the asset has been reclassified as a reduction of equity at May 31, 2015.

During the year ended May 31, 2014, the Company incurred approximately $2,084,000 in direct incremental costs associated with sale of debt and equity securities as described in Note 6. The offering costs were recorded as a component of equity when the proceeds were received. The offering was completed on October 23, 2013.

Debt Issuance Costs

The Company has early adopted Accounting Standards Update (“ASU”) 2015-03, as described in Note 10, which requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability and to be amortized over the life on the debt. During the year ended May 31, 2015, the Company incurred direct costs associated with the issuance of short-term convertible notes as described in Note 4, and recorded approximately $708,000 of debt issuance costs and approximately $104,000 of related amortization at May 31, 2015. During the year ended May 31, 2014, the Company incurred $120,000 in direct costs associated with the issuance of the 2014 convertible bridge notes as described in Note 4, and recorded $120,000 in amortization expense for the year ended May 31, 2014.

Stock for Services

The Company periodically issues common stock, warrants to purchase common stock and common stock options to consultants for various services. Costs of these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete.

Loss per Common Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average common shares and potentially dilutive common share equivalents. The effects of potential common stock equivalents are not included in computations when their effect is anti-dilutive. Because of the net losses for all periods presented, the basic and diluted weighted average shares outstanding are the same since including the additional shares would have an anti-dilutive effect on the loss per share calculation. Common stock options and warrants to purchase 31,008,915 and 30,806,361 shares of common stock were not included in the computation of basic and diluted weighted average common shares outstanding for the years ended May 31, 2015 and May 31, 2014, respectively, as inclusion would be anti-dilutive for these periods. Additionally, as of May 31, 2015, shares of Series B convertible preferred stock in the aggregate of 95,100 shares can potentially convert into 951,000 shares of common stock, and $7,531,050 in aggregate principal of convertible debt can potentially convert into 10,559,919 shares of common stock.

Fair Value of Financial Instruments

At May 31, 2015 and May 31, 2014 the carrying value of the Company’s cash, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of the instruments. The Company carries derivative financial instruments at fair value as required by U.S. GAAP.

Derivative financial instruments consist of financial instruments that contain a notional amount and one or more underlying variables (e.g., interest rate, security price, variable conversion rate or other variables), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. The Company follows the provisions of FASB ASC 815 “Derivatives and Hedging” (“ASC 815”), as their instruments are recorded as a derivative liability, at fair value, with changes in fair value reflected in income.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3. Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. These Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Liability measured at fair value on a recurring basis by level within the fair value hierarchy as of May 31, 2015 and May 31, 2014 is as follows:

	Fair Value Measurement at May 31, 2015 (1)		Fair Value Measurement at May 31, 2014 (1)
	Using Level 3	Total	Using Level 3	Total
Liability:
Derivative liability	$2,008,907	$2,008,907	$—	$—

Total liability	$2,008,907	$2,008,907	$—	$—

(1)	The Company did not have any assets or liabilities measured at fair value using Level 1 or 2 of the fair value hierarchy as of May 31, 2015 and 2014.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. These instruments are not quoted on an active market, so the Company uses a Binomial Lattice Model to estimate the value of the derivative liability. A Binomial Lattice Model was used because management believes it reflects all the assumptions that market participants would likely consider in negotiating the transfer of the convertible notes including the potential for early conversion or adjustment of the conversion price due to a future dilutive issuance. The Company’s derivative liability is classified within Level 3 of the fair value hierarchy because certain unobservable inputs were used in the valuation model.

The following is a reconciliation of the beginning and ending balances for the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended May 31, 2015:

Balance at May 31, 2014	$—
Note issuance, September 26, 2014	767,038
Note issuance, February 6, 2015	403,226
Fair value adjustments	838,643

Balance at May 31, 2015	$2,008,907

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Future tax benefits for net operating loss carry forwards are recognized to the extent that realization of these benefits is considered more likely than not. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10). A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits for all periods presented. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefit in interest expense and penalties in operating expenses and penalties in operating expenses.

Note 3 – Rescission Liabilities

The Company’s board of directors (the “Board”) was advised by outside legal counsel that compensation the Company previously paid to an employee and certain other non-employees who were acting as unlicensed, non-exempt broker-dealers soliciting investors on behalf of the Company from April 15, 2008 to February 18, 2011 was a violation of certain state and possibly federal securities laws. As a result, such investors and potentially others have rescission or monetary claims (“Claims”) against the Company, and the Company’s liability for these potential Claims is reflected in the Company’s financial statements. On March 16, 2011, the Company filed a Current Report on Form 8-K disclosing the potential rescission liability (the “Liability Disclosure”).

Rescission rights for individual investors and subscribers vary, based upon the laws of the states in which the investors or subscribers reside. Investments and subscriptions that are subject to rescission are recorded separately in our financial statements from shareholders’ equity in the Company’s balance sheet. As the statutory periods for pursuing such rights expire in the respective states, such amounts for those shares have been reclassified to shareholders’ equity. Investors who have sold their shares of capital stock of the Company do not have rescission rights, but instead have claims for damages, to the extent their shares were sold at a net loss, which is determined by subtracting the purchase price plus statutory interest and costs, if any, from the sale price.

The Company considered methods to offer to rescind the previous investment purchase or subscription by persons who acquired or subscribed for investments during the period April 15, 2008 to February 18, 2011, but did not pursue any such methods.

The Company estimates an amount that is a probable indicator of the rescission liability and determined that such liability was remote, as of May 31, 2015, and accordingly, recorded rescission liabilities for May 31, 2015 and May 31, 2014 of $ 0 and $378,000, respectively. These amounts represent the believed remaining potential rescission liability as of the dates presented to investors who pursue their rescission rights and forfeit their shares. For the purpose of calculating and disclosing rescission liability, the Company has assumed that portions of the state Claims are barred by the statutes of limitations of certain states based upon a literal interpretation of the applicable statute. Although the Company has assumed that affirmative defenses based upon the application of the statutes of limitations in these states may be generally available to bar these state Claims, it has not had legal counsel undertake a detailed analysis of case law that might apply to defer or avoid application of a bar to such claims; thus, if rescission claims are made for those assumed to be barred by a statute of limitations and such claims are contested by the Company, until such affirmative defenses are ruled upon in a proceeding adjudicating the rights at issue, no assurances can be made that, if asserted, such defenses would actually bar the rescission claims in these states. Since the issue of potential rescission liability was first disclosed by us in early 2011, no investor has asserted rescission rights and some such investors had subsequently invested in the Company again. Accordingly, as of May 31, 2015, management has concluded that the probability of certain investors asserting their rescission rights was remote and no longer reasonably estimable. As such, management eliminated the previously accrued rescission liability as of May 31, 2015.

Note 4 – Convertible Instruments

Series B Convertible Preferred Stock

During fiscal 2010, the Company issued 400,000 shares of Series B Convertible Preferred Stock (“Series B”) at $5.00 per share for cash proceeds totaling $2,009,000, of which 95,100 shares remain outstanding at May 31, 2015. Each share of the Series B is convertible into ten shares of the Company’s common stock including any accrued dividend, with an effective fixed conversion price of $.50 per share. The holders of the Series B can only convert their shares to common shares provided the Company has sufficient authorized common shares at the time of conversion. Accordingly, the conversion option was contingent upon the Company increasing its authorized common shares, which occurred in April 2010, when the Company’s shareholders approved an increase in the authorized shares of common stock to 100,000,000. At the commitment date, which occurred upon such shareholder approval, the conversion option related to the Series B was beneficial. The intrinsic value of the conversion option at the commitment date resulted in a constructive dividend to the Series B holders of approximately $6,000,000. The constructive dividend increased and decreased additional paid-in capital by identical amounts. The Series B has liquidation preferences over the common shares at $5.00 per share plus any accrued dividends. Dividends are payable to the Series B holders when declared by the board of directors at the rate of $.25 per share per annum. Such dividends are cumulative and accrue whether or not declared and whether or not there are any profits, surplus or other funds or assets of the Company legally available. The Series B holders have no voting rights.

2013 Convertible Notes

During the year ended May 31, 2013, the Company issued $6,588,250 in unsecured convertible notes (the “Notes”) to investors for cash. Each Note is convertible at the election of the holder at any time into common shares at a fixed conversion price. Total principal of $6,208,250 is convertible at $0.75 per share, and $380,000 is convertible at $0.65 per share. The Notes are payable in full between November 30, 2013 and March 6, 2016. The Notes bear interest at rates that range from 5% to 10% per year, payable in cash semi-annually in arrears beginning on April 1, 2013. In connection with the sale of the Notes, detachable common stock warrants with a two-year term to purchase a total of 8,527,984 common shares at exercise prices ranging from $0.75 to $2.00 per share were issued to the investors. The Company determined the fair value of the warrants using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the warrants, risk-free interest rates, and expected dividend yield at the grant date. Additionally, at the commitment date, the Company determined that the conversion option related to the Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the conversion option utilizing the fair value of the common stock at the commitment date and the effective conversion price after discounting the Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the conversion option were recorded as debt discounts to the Notes, and a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the Notes. At the time of conversion, any unamortized discounts associated with the Notes are fully amortized and recorded as interest expense. As of May 31, 2015, the outstanding principal of these Notes is $50,000.

During fiscal year ended May 31, 2014, the holders of Notes in aggregate principal amount totaling $1,500,000 and accrued but unpaid interest of $6,351 converted their Notes into common stock. Of these conversions, $1,120,000 and $350,000 in principal were at a conversion price of $0.75 and $0.65 per share, respectively, resulting in the issuance of 2,087,717 shares of common stock. In addition, one holder of a Note with a principal amount of $250,000 was paid in full upon maturity.

During the year ended May 31, 2015, holders of the Notes in the aggregate principal amount of $1,175,000, plus accrued but unpaid interest of $4,703, were induced to convert their Notes into common stock, at the rate of $0.75 per share, conditioned upon their immediate exercise of warrants at an exercise price reduced from $2.00 down to $0.55 per share, as further described in Note 6. The note conversions resulted in the issuance of 1,556,667 shares of common stock and a cash interest payment of $3,793.

During the year ended May 31, 2015, holders of the Notes in the aggregate principal amount of $3,046,250, plus accrued but unpaid interest of $86,296, were induced to convert their Notes into 4,181,079 shares of common stock at a conversion price of $0.75, conditioned upon the Company issuing new warrants to replace previously expired warrants to purchase an aggregate of 6,310,677 shares of common stock at an exercise price of $1.00 per share, with an approximate term of seven months from date of issuance and as further described in Note 6.

In connection with the issuance of the Company’s convertible Notes in fiscal year ended 2013, detachable common stock warrants, with terms of two or three years, were issued to the investors to purchase a total of 9,451,056 common shares at exercise prices ranging from $.50 to $2.00 per share. During the year ended May 31, 2014, warrants covering 923,072 shares were issued to investors at an exercise price of $.50 per share. All of the warrants are currently exercisable in full. The Company determined the fair value of the warrants using the Black-Scholes option pricing model utilizing certain weighted-average assumptions, such as expected stock price volatility, term of the warrants, risk-free interest rate and expected dividend yield at the commitment date.

The Company utilized the following weighted-average assumptions to value the warrants:

	2015	2014
Expected dividend yield	0%	0%
Stock price volatility	80.68%	78-93%
Expected term	.50 yr	3-5 years
Risk-free interest rate	0.12%	.64-1.42%
Grant-date fair value	$0.15	$.66-$.72

Additionally, at the commitment date, the Company determined that the conversion feature related to the Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the conversion feature utilizing the fair value of the underlying common stock at the commitment date and the effective conversion price after discounting the Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the beneficial conversion feature were recorded as a debt discount to the Notes, with a corresponding increase to additional paid-in capital. The debt discount is amortized over the life of the Notes. During the years ended May 31, 2015 and 2014, the Company recognized approximately $2,145,000 and $3,807,000, respectively, as interest expense related to amortization of the debt discount. The unamortized discount is fully amortized upon any conversion of the Notes before maturity. Activity related to the Notes was as follows:

	May 31, 2015	May 31, 2014
Face amount of Notes	$4,271,250	$7,221,250

Unamortized discount	(6,529)	(1,932,566)
Repayments	—	(500,000)
Conversions	(4,221,250)	(2,450,000)

Total carrying value of Notes	$43,471	$2,338,684

Short-term portion of Notes	$43,471	$—

Long-term portion of Notes	$—	$2,338,684

2014 Convertible Bridge Notes

During the year ended May 31, 2014, the Company issued in the aggregate principal amount of $1,200,000 of unsecured short-term notes with a fixed conversion price, (the Notes) to investors for cash. The Notes bear interest of 5% per year and a maturity of six months. The Notes could be converted on or before October 1, 2013 into the Company’s private equity offering, as further described in Note 9. During the year ended May 31, 2014, holders of the Notes converted an aggregate principal amount of $950,000 into the private equity offering at a conversion price of $0.65 and one holder of a Note in the principal amount of $250,000 exercised their right to receive repayment.

AVCP Convertible Notes

During the year ended May 31, 2015, the Company issued a three-month unsecured convertible promissory note in the aggregate principal amount of $1,500,000 to Alpha Venture Capital Partners, L.P. (“AVCP”). The principal amount of the Note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The Note bears simple interest of 1.2% per month, payable at maturity on May 5, 2015, and monthly thereafter, if the Company exercises its one-time option to extend the maturity by an additional three months, which the Company exercised such right on April 1, 2015. The maturity date has been extended to August 5, 2015. Prepayment is permitted without penalty subject to the Company’s obligation to pay at least three months’ interest on the principal amount. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold or deemed sold in future securities offerings, including sales to AVCP and its designees subject to certain exempt transactions. Without AVCP’s prior written consent, the Company may not incur additional indebtedness for borrowed money, other than up to an additional $6.0 million in convertible promissory notes that may be issued to AVCP or related parties, unless such indebtedness is subordinated in right of payment to the Company’s obligations under the AVCP Note and any additional notes issued to AVCP or related parties.

During the year ended May 31, 2015, the Company issued a two-year term unsecured convertible promissory note (the “AVCP Note”) in the aggregate principal amount of $2,000,000 to Alpha Venture Capital Partners, L.P. (“AVCP”). The AVCP Note bears simple interest at the annual rate of 5%, payable quarterly. The principal balance of the AVCP Note is due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. Prepayment is permitted without penalty. The AVCP Note includes events of default for nonpayment of principal or interest when due or other breaches of the AVCP Note, as well as for breach of any term of the AVCP Note and related warrant agreement. The principal amount of the Note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold or deemed sold in future securities offerings, including sales to AVCP and its designees subject to certain exempt transactions. Without AVCP’s prior written consent, the Company may not incur additional indebtedness for borrowed money, other than up to an additional $6.0 million in convertible promissory notes that may be issued to AVCP or related parties, unless such indebtedness is subordinated in right of payment to the Company’s obligations under the AVCP Note and any additional notes issued to AVCP or related parties.

As a result of the private placement of approximately $4 million in convertible notes during the fourth quarter of fiscal year ended May 31, 2015, the conversion price of the existing AVCP Notes was reduced to $0.675 per share of common stock, which was 90% of the weighted-average conversion price of $0.75 related to the approximately $4 million offering of convertible notes. The decrease in the conversion price caused the number of shares of common stock issuable upon conversion of the AVCP Notes to increase from 3,500,000 to 5,185,185 shares of common stock.

The Company accounted for the AVCP Notes and warrants as a financing transaction, wherein the proceeds received were allocated to the financial instruments issued. Prior to making the accounting allocation, the AVCP Notes and warrants were evaluated for proper classification under FASB ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815. ASC 815 generally requires embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The embedded derivative features consist of the conversion price being subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a conversion price per share that is 10% below the lowest sale price that is below $.9444 per share for common stock sold or deemed sold in future securities offerings, subject to certain exempt transactions. The note conversion round down (or anti-dilution) provision terms are not consistent with the definition for financial instruments indexed to the Company’s stock. As such, the conversion option and conversion reset price protection in the AVCP Notes require bifurcation as a derivative liability.

In connection with the two AVCP Notes, the Company issued warrants to AVCP covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share on September 26, 2014 and February 6, 2015, respectively. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, respectively.

The aforementioned warrants have a term of five years from inception and an exercise price of $.50 per share and meet the conditions for equity classification per ASC 815. The fair value of the warrants was determined using a Black-Scholes option model using the following assumptions:

	Warrants issued on September 26,2014	Warrants issued on February 6, 2015
Risk free interest rate	1.82%	1.48%
Expected life	5 years	5 years
Expected volatility	136%	119%
Dividend yield	0.00%	0.00%

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative liability at its fair value and then to the warrants at their relative fair value, with the residual allocated to the host AVCP Notes as follows:

	September 26, 2014	February 6, 2015	Debt Discount	Fair Value	May 31, 2015
AVCP convertible notes payable	$1,074,617	$1,039,387	$523,614	$—	$2,637,618
Compound embedded derivative	767,038	403,226	—	838,643	2,008,907
Warrants (equity allocation)	158,345	57,387	—	—	215,732

	$2,000,000	$1,500,000	$523,614	$838,643	$4,862,257

Short-Term Convertible Notes

During the year ended May 31, 2015, the Company issued approximately $4.0 million of six-month unsecured convertible promissory notes (the “Notes”) and related warrants to investors for cash. Each Note is convertible, at the election of the holder, at any time into common shares at a $0.75 per share. The Notes bear interest of 7% per annum, payable in cash upon maturity. In connection with the Notes, the Company issued warrants with a five-year term to purchase a total of 1,061,586 shares of common stock at an exercise price of $0.75. The Company determined the fair value of the warrants using the Black-Scholes option pricing model utilizing certain weighted-average assumptions, such as expected stock price volatility, term of the warrants, risk-free interest rate and expected dividend yield at the commitment date.

The Company utilized the following weighted-average assumptions to value the above investor warrants:

2015
Expected dividend yield	0%
Stock price volatility	88.79%
Expected term	5 years
Risk-free interest rate	1.46%-1.58%
Grant-date fair value	$0.52-$0.76

Additionally, at the commitment date, the Company determined that the conversion feature related to the Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the beneficial conversion feature utilizing the fair value of the underlying common stock at the commitment date and the effective conversion price after discounting the Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the conversion feature were recorded as a debt discounts to the Notes, and a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the Notes. During the year ended May 31, 2015, the Company recognized approximately $219,000 as interest expense related to amortization of the debt discounts. The unamortized discounts are fully amortized upon any conversion of the Notes before maturity. Activity related to the Notes was as follows:

May 31, 2015
Face amount of Notes	$3,981,050

Unamortized discount	(2,390,063)
Repayments	—
Conversions	—

Total carrying value of Notes	$1,590,987

Note 5 – Derivative Liability:

The following tables summarize the fair value of the derivative liability and linked common shares as of the derivative liability inception dates (September 26, 2014 and February 6, 2015) and May 31, 2015:

	AVCP Notes Dated as of
	September 26, 2014	February 6, 2015	May 31, 2015
Total derivative liability	$767,038	$403,266	$2,008,907

Shares indexed to derivative liability	2,000,000	1,500,000	5,185,185

Changes in the fair value of the derivative liability, carried at fair value, are reported as “Change in fair value of derivative liability” in the Consolidated Statements of Operations. During the year ended May 31, 2015, the Company recognized a non-cash expense of approximately $839,000 due to an increase in the derivative liability related to the embedded derivative in the AVCP Notes.

ASC 815 does not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be combined together and fair valued as a single, compound embedded derivative. The Company selected a Binomial Lattice Model to value the compound embedded derivative because it believes this technique is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of this convertible note. Such assumptions include, among other inputs, stock price volatility, risk-free rates, credit risk assumptions, early redemption and conversion assumptions and the potential for future adjustment of the conversion price due to a future dilutive financing.

Significant inputs and assumptions used in the Binomial Lattice Model for the derivative liability are as follows:

	September 26, 2014	February 6, 2015	May 31, 2015
Quoted market price on valuation date	$0.79	$0.96	$0.99
Contractual conversion rate	$1.00	$1.00	$1.00
Adjusted conversion price (a)	$0.9759	$1.0000	$0.675
Contractual term to maturity (years)	2.00	0.49	0.18-1.33
Expected volatility	123%	124%	73% - 105%
Contractual interest rate	5%	2%	1.2%-5.0%
Risk-free rate	0.59%	0.045%	0.01%-0.35%
Risk-adjusted rate	2.69%	2.78%	2.80%
Probability of event of default	5.00%	5.00%	5.00%

(a)	The adjusted conversion price input used in the Binomial Lattice Model considers both i) the reduction of the conversion price to $0.675 on April 30, 2015, as result of the short-term convertible notes offering in which Common Stock was sold for a weighted average price of $0.75 and ii) potential adjustment to the stated conversion price due to a future dilutive issuance. This input was calculated using a probability-weighted approach which considered the likelihood of various scenarios occurring including (i) potential success or failure of various phases for PRO 140, (ii) the probability the Company will enter into a future financing and (iii) and the potential price of a future financing.

The fair value of the derivative liability is significantly influenced by the Company’s trading market price, stock price volatility, changes in interest, assumptions regarding the adjusted conversion price and early redemption or conversion of the AVCP Notes.

Note 6 – Stock Options and Warrants

The Company has one active stock-based equity plan at May 31, 2015, the CytoDyn Inc. 2012 Equity Incentive Plan (the “2012 Plan”), which was approved by shareholders at the Company’s 2012 annual meeting of shareholders to replace the 2004 Stock Incentive Plan and subsequently amended by shareholder approval in February 2015 to increase the number of shares available for issuance from 3,000,000 to 5,000,000 shares of common stock. As of May 31, 2015, the Company had 2,754,930 shares available for future stock-based grants under the 2012 Plan.

During the year ended May 31, 2015, the Company granted options to purchase a total of 483,973 shares of common stock to directors and an employee, with exercise prices ranging from $.66 to $.81 per share. The director option awards covering 333,973 shares, vest at 25% per quarter over one year and an option covering 100,000 shares vest at 50% per year over two years, all with a five-year term. The grant date fair value related to these options was $.35 per share. The employee award covering 50,000 shares of common stock vests ratably over three years with a five-year term. The grant date fair value related to the employee award was $.43 per share.

During the year ended May 31, 2015, in connection with the two AVCP Notes (see Note 4), the Company issued warrants covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share. The warrants are currently exercisable in full, include a cashless exercise feature and have a five-year term.

During the year ended May 31, 2015 the Company granted a warrant to purchase a total of 150,000 shares of common stock at an exercise price of $1.15 per share to a third party consulting firm retained by the Company. The warrant, which expires on December 8, 2019, vests and becomes exercisable cumulatively in three tranches of 50,000 shares each in March 2015, September 2015 and March 2016. In the event the Company terminates its contract with the holder, vesting terminates immediately. The Company’s board of directors granted a warrant to purchase a total of 100,000 shares of common stock at an exercise price of $1.15 per share to a scientific advisor retained by the Company. The warrant, which will terminate in December 2019, will become vested and exercisable cumulatively as follows, 33,334 shares in April 2015, and 33,333 shares each in August 2015 and December 2015, respectively. In addition, a warrant covering 150,000 shares of common stock was granted to an outside third party consultant retained by the Company. The exercise price was $.83 per share, with a five-year term expiring in March 2020 and vests 50% in March of 2016 and March of 2017. A warrant for 150,000 shares of common stock at an exercise price of $1.05 per share was granted to a consultant. The warrant vests based on certain milestones. The warrant expired during 2015, as the milestones were not achieved.

During the year ended May 31, 2015, in connection with an inducement to convert certain promissory notes into common stock, as described in Note 4, the Company issued warrants to replace previously expired warrants to purchase an aggregate of 6,310,677 shares of common stock at an exercise price of $1.00 per share. All but two of the warrants are exercisable through October 2015. One warrant, for the purchase of 186,667 shares of common stock, is exercisable through December 2015 and one warrant, for the purchase of 160,000 shares of common stock, is exercisable until January 15, 2016. The Company agreed to register for resale the shares of common stock issuable upon exercise of the warrants. Pursuant to U.S. GAAP, issuance of warrants to induce the conversion debt is characterized as inducement interest expense and, as such, the Company recognized non-cash interest expense related to these replacement warrants of approximately $970,000 during the year ended May 31, 2015, which was the Black-Scholes fair value of the warrants at the time of issuance.

During the year ended May 31, 2015, in connection with an offer to induce the exercise of warrants initially issued with convertible debt, the Company agreed to reduce the exercise prices, which ranged from $0.75 and $2.00 per share, down to $0.55 per share, conditioned upon immediate exercise of the warrant. This inducement offer resulted in the issuance of 1,938,974 shares of common stock and receipt of proceeds by the Company of $1,066,435. Pursuant to U.S. GAAP, reducing the exercise price of warrants is characterized as inducement to convert the warrant and, as such, the Company recognized non-cash interest expense of approximately $555,000 during the year ended May 31, 2015, which was the fair value of the warrants at the time of exercise. In addition, a warrant covering 100,000 shares of common stock was exercised during the year ended May 31, 2015, at an exercise price of $0.75, with proceeds of $75,000 received by the Company.

As discussed in Note 4 above, in connection with the sale of approximately $4 million convertible Notes, the Company issued warrants to purchase a total of 1,061,586 common shares to investors. These warrants have a five-year term, an exercise price of $0.75 and are fully exercisable. In addition, the placement agent received a warrant covering 530,802 shares of common stock at $0.75 per share. The warrant has a five-year term, immediate vesting and a cashless exercise provision and is fully exercisable. The placement agent warrants were treated as debt issuance costs and the fair value of the warrants, which was approximately $285,000, is included in the total debt issuance costs (see Note 4).

Compensation expense related to stock options and warrants issued as compensation was approximately $631,000 and $928,400 for the year ended May 31, 2015 and 2014, respectively. The grant date fair value of options and warrants vested during the years ended May 31, 2015 and 2014, was approximately $886,000 and $2,274,000, respectively. As of May 31, 2015, there was approximately $527,000 of unrecognized compensation costs related to share-based payments for unvested options, which is expected to be recognized over a weighted-average period of 1.13 years.

The estimated fair value of options and warrants is determined using the Black-Scholes option valuation model with the following weighted-average assumptions for the periods ended May 31, 2015 and 2014:

	2015	2014
Risk-free rate	0.73% - 1.10%	0.52% - 1.85%
Dividend yield	—	—
Volatility	74.36% - 81.16%	78.73% - 92.92%
Expected term	2.5-3.5 years	2.5-3.5 years
Grant date fair value	$0.33 - $0.60	$.40- $.67

The following table represents stock option and warrant activity for the periods ended May 31, 2015 and 2014:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options and warrants outstanding - May 31, 2013	18,146,838	$1.65	1.86	$140,321
Granted	18,414,244	0.74	—	—
Exercised	(50,000)	—	—	—
Forfeited/expired/cancelled	(5,704,721)	1.49	—	—

Options and warrants outstanding - May 31, 2014	30,806,361	1.13	3.29	177,042

Granted	9,262,038	0.93	—	—
Exercised	(2,038,974)	0.55	—	—
Forfeited/expired/cancelled	(7,020,510)	1.76	—	—

Options and warrants outstanding - May 31, 2015	31,008,915	0.88	2.94	5,538,335

Outstanding exercisable - May 31, 2015	29,898,494	$0.89	2.91	$5,334,919

Note 7 – License Agreements

Under the Asset Purchase Agreement, dated July 25, 2012, between the Company and Progenics Pharmaceuticals, Inc. (“Progenics”) (the “Asset Purchase Agreement”), the Company acquired from Progenics its proprietary HIV viral-entry inhibitor drug candidate PRO 140 (“PRO 140”), a humanized anti-CCR5 monoclonal antibody, as well as certain other related assets, including the existing inventory of bulk PRO 140 drug product, intellectual property, certain related licenses and sublicenses, and U.S. Food and Drug administration (“FDA”) regulatory filings. On October 16, 2012, the Company paid to Progenics $3,500,000 in cash to close the transaction. The Company is also required to pay Progenics the following milestone payments and royalties: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-US equivalent; (ii) $5,000,000 at the time of the first US new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of up to 5% on net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years, in each case determined on a country-by country basis. Payments to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Protein Design Labs (now AbbVie Inc.) and Progenics, which was assigned to us in the Asset Purchase Agreement, pursuant to which we must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount. Pursuant to the foregoing Asset Purchase Agreement and PDL License, the Company accrued an expense of $2,500,000 as of May 31, 2015, in connection with the anticipated milestone payments related to the first patient dosing in a Phase 3 clinical trial.

Subsequent to year end, the Company reached agreement in principle with a third-party licensor to enter into a licensing agreement covering the licensor’s “system know-how” technology with respect to the Company’s use of proprietary cell lines to manufacture new PRO 140 material. The license will require payment of £600,000 (approximately US$930,000) by December 31, 2015, and a contingent payment of up to an additional £600,000 (approximately US$930,000) on June 30, 2016. The amount of the contingent payment depends on the outcome of pending litigation between the licensor and the company that sold PRO 140 to CytoDyn. The Company has accrued an expense for the payment of US$930,000, as of May 31, 2015, for the amount due by December 31, 2015, but has not accrued the contingent payment due on June 30, 2016, as of May 31, 2015, as the amount and probability of payment cannot be reasonably estimated. Future annual license fees and royalty rate will vary depending on whether CytoDyn manufactures PRO 140 itself, utilizes the third-party licensor as a contract manufacturer, or utilizes an independent party as a contract manufacturer. The licensor does not charge an annual license fee of £300,000 when it serves as the manufacturer.

Note 8 – Commitments and Contingencies

Upon the successful completion of our Phase 2b study and in anticipation for the upcoming U.S. Phase 3 clinical trial, the Company entered into a project work order with its current clinical research organization (“CRO”). The estimated cost for this study is approximately $13 million to $15 million, of which $4.4 million represents direct service fees payable to the CRO. Under the terms of this agreement, the Company paid an execution fee of $733,916 toward direct service fees. These fees are reflected as a current asset and has an unamortized balance of such amount at May 31, 2015. The balance of the estimated trial costs are provided by third parties, such as testing laboratories and patient clinics.

In furtherance of our business strategy and subsequent to fiscal year-end 2014, the Company entered into a manufacturing agreement with a contract manufacturing organization to manufacture additional PRO 140. The remaining costs to be incurred under this agreement, are approximately $3.6 million, of which approximately $3.2 million represent a fixed contractual obligation pursuant to various termination provisions. The total future estimated costs of manufacturing may vary materially depending on future decisions by management and its technical consultants with respect to various scientific and regulatory requirements.

In addition, from time to time, the Company is involved in claims and suits that arise in the ordinary course of business. Management currently believes that the resolution of any such claims against the Company, if any, will not have a material adverse effect on the Company’s business, financial condition or results of operations.

Note 9 – Private Securities Offering

On October 23, 2013, the Company completed a private equity offering (the “Equity Offering”). Pursuant to the Equity Offering, the Company sold to investors a total of 11,153,850 Units at a price of $1.30 per Unit, for total gross proceeds of approximately $14.5 million. Each Unit consisted of two shares of common stock and one warrant to purchase common stock at an exercise price of $.75 per share. During the fiscal year ended May 31, 2014, the Company issued a total of 20,989,494 shares of common stock. In conjunction with the Equity Offering, the Company also issued warrants to purchase 11,153,850 shares of common stock at the $.75 per share exercise price (see Notes 2 and 5 for a description of the warrants and offering costs related to the Equity Offering).

During April and May 2015, the Company completed a private debt offering of convertible promissory notes in the aggregate principal amount of $3,981,050. Each note is convertible into common stock at the rate of $0.75 per share. Each note has a term of six months and annual interest rate of 7% payable upon maturity. The Company also issued to each note holder a warrant covering 50% of the number of share into which the related note is convertible. Each warrants has an exercise price of $0.75 per share and a five-year term.

Note 10 – Recent Accounting Pronouncements

Recent accounting pronouncements, other than below, issued by the FASB (including its EITF), the AICPA and the SEC did not or are not believed by management to have a material effect on the Company’s present or future financial statements.

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” The standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this standards update. The new guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Company has evaluated this ASU and determined that it will early adopt beginning with the annual period ended May 31, 2015. The adoption of this guidance is not expected to have a material impact on our financial position, overall results of operations or cash flows.

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-12, “Compensation—Stock Compensation (Topic 718), Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12). ASU 2014-12 provides special optional transitional guidance for awards with performance targets. The guidance is effective for annual periods beginning after December 15, 2015, and interim periods within those annual periods, with early adoption permitted. Management is currently assessing the impact the adoption of ASU 2014-12 will have on its Consolidated Financial Statements.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. Management is currently assessing the impact the adoption of ASU 2014-15 will have on our Consolidated Financial Statements.

Note 11 – Related Party Transactions

During the year ended May 31, 2014, the Company paid in cash a note payable to a director of the Company for $500,000 with accrued interest at 15%. The principal and accrued interest were paid in full at the April 11, 2014 maturity date. Interest was payable in the form of shares of common stock not to exceed 150,000 shares at a fixed price of $.50 per share. For the years ended May 31, 2015 and May 31, 2014, the Company recorded approximately $ 0 and $64,700 in interest expense, respectively, and issued a total of 150,000 shares.

On September 26, 2014, the Company entered into a $2 million convertible promissory note with AVCP, as more fully described in Note 4 above. In October of 2014, Mr. Carl C. Dockery, the principal of AVCP was appointed a director of the Company. On February 6, 2015, the Company entered into a second convertible promissory note in the aggregate principal amount of $1.5 million, as more fully described in Note 4 above.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been incurred had comparable transactions been entered into with independent parties.

Note 12 – Income Taxes

Deferred taxes are recorded for all existing temporary differences in the Company’s assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there was no net deferred tax benefit or expense for the periods ended May 31, 2015 and 2014.

Reconciliation of the federal statutory income tax rate of 34% to the effective income tax rate is as follows for all periods presented:

	2015	2014
Income tax provision at statutory rate	34.0%	34.0%
State income taxes, net	0.0	0.4
Rate change	(0.6)	(9.6)
Derivative gain/loss	(1.2)	—
Valuation allowance	(32.2)	(24.8)

	0.0%	0.0%

Net deferred tax assets and liabilities are comprised of the following as of May 31, 2015 and 2014:

	2015	2014
Deferred tax asset (liability) current:
Accrued expenses	$219,100	$159,300
Debt discount and amortization		—
Valuation allowance	(219,100)	(159,300)

	$—	$—

Deferred tax asset (liability) non-current:
Net operating loss	$16,857,600	$9,957,400
Debt discount	(902,700)	(663,700)
Expense on non-qualified stock options	3,073,500	2,893,300
Other	211,700	176,200

Valuation allowance	(19,240,100)	12,363,200

	$—	$—

The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related tax deferred assets will be recognized when management considers realization of such amounts to be more likely than not.

At May 31, 2015, the Company had available net operating loss carry forwards of approximately $49,581,217, which expire beginning in 2022.

The Company’s income tax returns remain subject to examination by all tax jurisdictions for tax years May 31, 2012 through 2014.

Note 13 – Acquisition of Patents

As discussed in Note 7 above, the Company consummated an asset purchase on October 16, 2012, and paid $3,500,000 for certain assets, including intellectual property, certain related licenses and sublicenses, FDA filings and various forms of the PRO 140 drug substance. The Company followed the guidance in Financial Accounting Standards Topic 805 to determine if the Company acquired a business. Based on the prescribed accounting, the Company acquired assets and not a business. As of May 31, 2015 and 2014, the Company has recorded $3,500,000 of intangible assets in the form of patents. The Company estimates the acquired patents have an estimated life of eight years. Subsequent to the acquisition date, the Company has continued to expand, amend and file new patents central to its current trial strategies, which in turn have extended the protection period for certain methods of using PRO 140 and formulations comprising PRO 140 out through at least 2026 and 2031, respectively, in various countries.

The following presents intangible assets activity:

	May 31, 2015	May 31, 2014
Gross carrying amounts	$3,500,000	$3,500,000
Accumulated amortization	(918,750)	(568,750)

Total amortizable intangible assets, net	2,581,250	2,931,250
Patents currently not amortized	35,989	35,989

Carrying value of intangibles, net	$2,617,239	$2,967,239

Amortization expense related to intangible patents was approximately $350,000 for the years ended May 31, 2015 and May 31, 2014. The estimated aggregate future amortization expense related to the Company’s intangible assets with finite lives is estimated at approximately $350,000 per year for the next five years.

Note 14 – Subsequent Events

On June 1, 2015, the Company, pursuant to its non-employee director compensation program, granted annual awards of stock options to its non-employee directors covering a total of 350,000 shares, with an exercise price of $0.975 per share and a five-year term. These options vest in equal quarterly installments over one year.

On June 11, 2015, the Company granted a stock option to the Chairman of the board of directors covering 250,000 shares with an exercise price of $0.97 and a five-year term. This option award was fully vested on the date of grant.

Also on June 11, 2015, the Company approved the issuance of the following warrants with an exercise price of $1.02 per share and a five-year term to: (i) a consultant covering 200,000 shares, as to which vest 50% in January of 2016 and January of 2017; (b) an advisor covering 10,000 shares and were fully vested upon issuance and (c) its clinical research organization covering 170,000 shares, as to which will be fully vested in February 2017, conditioned upon performance against numerous specific milestone dates.

Effective June 23, 2015, the Company, Alpha Venture Capital Management, LLC and Alpha Venture Capital Partners, LP (“AVCP”) entered into a Debt Conversion and Termination Agreement (the “Conversion and Termination Agreement”) pursuant to which (i) AVCP agreed to convert the $3,535,627.15 in aggregate indebtedness (the “Note Debt”) owed to AVCP as of June 23, 2015 under its two convertible notes in exchange for 5,237,966 shares of the Company’s common stock (the “Note Shares”); (ii) subject to the conversion of the Note Debt, the Company agreed to issue AVCP an additional five-year warrant award to purchase 1,000,000 shares of Common Stock at an exercise price of $0.675 per share (the “Inducement Warrant”); and (iii) subject to the AVCP’s receipt of the Note Shares and Inducement Warrant, the parties agreed to (a) terminate the subscription agreements; and (b) release and discharge each other party from all claims and obligations arising under the two convertible notes, the Note Debt and the subscription agreements.

On June 30, 2015, the Company granted annual awards of stock options to its two officers covering an aggregate of 350,000 shares with an exercise price of $0.90 per share and a five-year term, which vest ratably over three years. The Company also granted a stock option to an employee covering 50,000 shares with an exercise price of $0.90 per share and a five-year term, which vest ratably over three years.

Quarterly Financial Statements (Unaudited)

CytoDyn Inc.

Consolidated Balance Sheets

	November 30, 2015	May 31, 2015
	(unaudited)
Assets
Current assets:
Cash	$3,252,470	$1,050,060
Prepaid expenses	260,059	253,833
Prepaid clinical service fees	587,833	733,916

Total current assets	4,100,362	2,037,809
Furniture and equipment, net	18,828	24,213
Intangibles, net	2,442,239	2,617,239

Total assets	$6,561,429	$4,679,261

Liabilities and Shareholders’ (Deficit)
Current liabilities:
Accounts payable	$4,496,198	$5,016,261
Accrued milestone payments	2,500,000	2,500,000
Accrued liabilities, salaries and interest payable	414,084	644,533
Accrued license fees	1,860,000	930,000
Convertible notes payable, net	—	1,634,458

Total current liabilities	9,270,282	10,725,252

Long-term liabilities:
Related party, convertible note payable, net	—	2,637,618
Related party, derivative liability	—	2,008,907

Total liabilities	9,270,282	15,371,777

Shareholders’ (deficit):
Series B convertible preferred stock, $.001 par value; 400,000 shares authorized, 95,100 shares issued and outstanding at November 30, 2015 and May 31, 2015, respectively	95	95
Common stock, $.001 par value; 200,000,000 shares authorized, 91,061,165 and 63,644,348 issued and outstanding at November 30, 2015 and May 31, 2015, respectively	91,061	63,644
Additional paid-in capital	82,881,900	60,766,047
Accumulated (deficit)	(85,681,909)	(71,522,302)

Total shareholders’ (deficit)	(2,708,853)	(10,692,516)

Total liabilities and shareholders’ (deficit)	$6,561,429	$4,679,261

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended November 30,		Six Months Ended November 30,
	2015	2014	2015	2014
Operating expenses:
General and administrative	$880,697	$660,367	$1,737,357	$1,324,873
Amortization and depreciation	90,191	90,127	180,382	180,040
Research and development	1,661,069	2,087,323	6,970,309	4,150,467
Legal fees	261,822	153,863	663,211	290,884

Total operating expenses	2,893,779	2,991,680	9,551,259	5,946,264

Operating loss	(2,893,779)	(2,991,680)	(9,551,259)	(5,946,264)
Interest income	211	556	569	1,688
(Loss) on extinguishment of convertible notes	—	—	(584,177)	—
Change in fair value of derivative liability	—	(805,575)	646,505	(805,575)
Interest expense:
Amortization of discount on convertible notes	(1,114,901)	(688,465)	(2,121,491)	(1,044,340)
Amortization of debt issuance costs	(362,038)	—	(712,377)	—
Amortization of discount on related party convertible notes	—	(60,699)	(94,344)	(60,699)
Inducement interest	(866,713)	(353,333)	(1,624,324)	(353,333)
Interest on notes payable	(27,373)	(84,718)	(118,709)	(154,911)

Total interest expense	(2,371,025)	(1,187,215)	(4,671,245)	(1,613,283)

(Loss) before income taxes	(5,264,593)	(4,983,914)	(14,159,607)	(8,363,434)
Provision for taxes on income	—	—	—	—

Net (loss)	$(5,264,593)	$(4,983,914)	$(14,159,607)	$(8,363,434)

Basic and diluted (loss) per share	$(0.06)	$(0.09)	$(0.18)	$(0.15)

Basic and diluted weighted average common shares outstanding	84,089,964	56,276,630	78,003,528	56,013,134

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended November 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(14,159,607)	$(8,363,434)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Amortization and depreciation	180,382	180,040
Amortization of debt issuance costs	604,628	—
Amortization of discount on convertible notes	2,121,491	1,044,340
Amortization of discount on related party notes	94,344	60,699
Change in fair value of derivative liability	(646,505)	805,575
Loss on extinguishment of convertible notes	584,177	—
Interest expense associated with conversion inducement	757,611	353,333
Interest expense associated with extension of warrant expiration	866,713	—
Stock-based compensation	590,661	287,847
Changes in current assets and liabilities:
Decrease in prepaid expenses	139,857	90,039
Increase in accounts payable, accrued salaries and severance, accrued interest, accrued license fees and accrued liabilities	350,119	270,701

Net cash (used in) operating activities	(8,516,129)	(5,270,860)

Cash flows from investing activities:
Furniture and equipment purchases	—	(16,052)

Net cash (used in) investing activities	—	(16,052)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants	12,941,248	—
Proceeds from issuance of convertible note payable	—	2,000,000
Proceeds from exercise of warrants	—	777,333
Payment of principal and interest on convertible notes payable	(789,140)	—
Payment of offering costs	(1,433,569)	—

Net cash provided by financing activities	10,718,539	2,777,333

Net change in cash	2,202,410	(2,509,579)
Cash, beginning of period	1,050,060	4,886,122

Cash, end of period	$3,252,470	$2,376,543

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flow

(Unaudited)

	Six Months Ended November 30,
	2015	2014
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$—	$2,198

Interest	$26,890	$142,926

Non-cash investing and financing transactions:
Common stock issued upon conversion of convertible debt	$7,947,342	$1,175,000

Common stock issued or to be issued for accrued interest payable	$143,479	$729

Original issue discount related to valuation of compound embedded derivative of convertible note payable issued with anti-dilution feature	$—	$767,038

Original issue discount related to valuation of relative fair value of warrants issued with convertible note payable	$—	$158,345

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF NOVEMBER 30, 2015

(UNAUDITED)

Note 1 - Organization

CytoDyn Inc. (the “Company”) was originally incorporated under the laws of Colorado on May 2, 2002 under the name RexRay Corporation and, effective August 27, 2015, reincorporated under the laws of Delaware. In October 2003, the Company (under its previous name RexRay Corporation) entered into an Acquisition Agreement with CytoDyn of New Mexico, Inc. pursuant to which, the Company acquired assets related to its drug candidate Cytolin, including the assignment of the patent license agreement dated July 1, 1994 between CytoDyn of New Mexico, Inc. and Allen D. Allen covering three United States patents along with foreign counterpart patents which describe a method for treating Human Immunodeficiency Virus (“HIV”) disease with the use of monoclonal antibodies.

The Company is developing a class of therapeutic monoclonal antibodies to address unmet medical needs in the areas of HIV and graft vs. host disease.

Advanced Genetic Technologies, Inc. (“AGTI”) was incorporated under the laws of Florida on December 18, 2006 pursuant to an acquisition during 2006 and is currently a dormant subsidiary.

On May 16, 2011, the Company formed a wholly owned subsidiary, CytoDyn Veterinary Medicine LLC (“CVM”), to explore the possible application of the Company’s existing monoclonal antibody technology to the treatment of Feline Immunodeficiency Virus. The Company views the formation of CVM as an effort to strategically diversify the use of its monoclonal antibody technology.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect all adjustments, which consist solely of normal recurring adjustments, needed to fairly present the financial results for these periods. The consolidated financial statements and notes are presented as prescribed by Form 10-Q. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying consolidated financial statements should be read in conjunction with the financial statements for the fiscal years ended May 31, 2015 and 2014 and notes thereto in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015, filed with the Securities and Exchange Commission on July 10, 2015. Operating results for the three and six months ended November 30, 2015 are not necessarily indicative of the results that may be expected for the entire year. In the opinion of management, all adjustments have been made, which consist only of normal recurring adjustments necessary for a fair statement of (a) the results of operations for the three and six- month periods ended November 30, 2015 and November 30, 2014, (b) the financial position at November 30, 2015, and (c) cash flows for the six-month periods ended November 30, 2015 and November 30, 2014.

Principles of Consolidation

The consolidated financial statements include the accounts of CytoDyn Inc. and its wholly owned subsidiaries, AGTI and CVM. All intercompany transactions and balances are eliminated in consolidation.

Reclassifications

Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified to conform to the 2015 presentation. These reclassifications did not have any effect on total current assets, total assets, total current liabilities, total liabilities, total shareholders’ (deficit), net loss or earnings per share. The Company reincorporated in Delaware on August 27, 2015, which required a reclassification to reflect par value of common and preferred stock at $.001 as of November 30, 2015 and May 31, 2015.

Going Concern

The consolidated accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $14,159,607 for the six months ended November 30, 2015 and has an accumulated deficit of $85,681,909 as of November 30, 2015. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital, complete development of its product candidates, obtain U.S. Food &

Drug Administration (“FDA”) approval, outsource manufacturing of the product candidates, and ultimately achieve initial revenues and attain profitability. The Company is currently engaging in significant research and development activities related to these product candidates, and expects to incur significant research and development expenses in the future. These research and development activities are subject to significant risks and uncertainties. We intend to finance our future development activities and our working capital needs largely from the sale of equity and debt securities, combined with additional funding from other traditional sources. There can be no assurance, however, that the Company will be successful in these endeavors.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained at federally insured financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. Balances in excess of federally insured limits at November 30, 2015 and May 31, 2015 approximated $3,339,000 and $1,164,000, respectively.

Identified Intangible Assets

The Company follows the provisions of FASB ASC Topic 350 Intangibles-Goodwill and Other, which establishes accounting standards for the impairment of long-lived assets such as intangible assets subject to amortization. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying value, the asset is considered impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. There were no impairment charges for the three and six-months ended November 30, 2015 and 2014. The value of the Company’s patents would be significantly impaired by any adverse developments as they relate to the clinical trials pursuant to the patents acquired as discussed in Notes 6 and 10.

Research and Development

Research and development costs are expensed as incurred. Clinical trials costs incurred through third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development collaboration arrangements or other contractual agreements, the milestone payment obligations are expensed when the milestone conditions are probable and the amount of payment is reasonably estimable.

Pre-launch Inventory

The Company may scale-up and make commercial quantities of its product candidate prior to the date it anticipates that such product will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company may scale-up and build pre-launch inventories of product that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. The determination to capitalize is made once the Company (or its third party development partners) has filed a New Drug Application that has been acknowledged by the FDA as containing sufficient information to allow the FDA to conduct its review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared. This determination is based on the particular facts and circumstances relating to the expected FDA approval of the drug product being considered. As of November 30, 2015 and May 31, 2015 the Company did not have pre-launch inventory that qualified for capitalization pursuant to U.S. GAAP ASC 330 “Inventory.”

Stock-Based Compensation

U.S. GAAP requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award (requisite service period).

The Company accounts for common stock options and common stock warrants based on the fair market value of the instrument using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the options and warrants, risk-free interest rates, and expected dividend yield at the grant date. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the stock options. The expected volatility is based on the historical volatility of the Company’s common stock at consistent intervals. The Company has not paid any dividends on its common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The computation of the expected option term is based on the “simplified method,” as the Company’s stock options are “plain vanilla” options. For common stock options and warrants with periodic vesting, the Company recognizes the related compensation costs associated with these options and warrants on a straight-line basis over the requisite service period.

U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on limited historical experience of forfeitures, the Company estimated future unvested option forfeitures at 0% for all periods presented.

Preferred Stock

As of November 30, 2015, the Company’s Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock without shareholder approval. As of November 30, 2015, the Company has authorized the issuance of 400,000 shares of Series B convertible preferred stock, of which 95,100 shares are outstanding. The remaining preferred shares authorized have no specified rights other than the shares are non-voting.

Debt Issuance Costs

The Company has early adopted ASU 2015-03, as described in Note 8, which requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability and to be amortized over the life on the debt. During the year ended May 31, 2015, the Company incurred direct costs associated with the issuance of short-term convertible notes as described in Note 3, and recorded approximately $708,000 of debt issuance costs and approximately $350,000 and $708,000 of related amortization for the three and six months ended November 30, 2015, respectively.

Offering Costs

During the six-months ended November 30, 2015, the Company incurred approximately $1.4 million in direct incremental costs associated with the sale of the equity securities. The offering costs were recorded as a component of equity upon receipt of the proceeds.

Stock for Services

The Company periodically issues common stock, warrants and common stock options to consultants for various services. Costs of these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete.

Loss Per Common Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average common shares and potentially dilutive common share equivalents. The effects of potential common stock equivalents are not included in computations when their effect is anti-dilutive. Because of the net losses for all periods presented, the basic and diluted weighted average shares outstanding are the same since including the additional shares would have an anti-dilutive effect on the loss per share calculation. Common stock options and warrants to purchase 44,618,007 and 23,753,170 shares of common stock were not included in the computation of basic and diluted weighted average common shares outstanding for the six-months ended November 30, 2015 and November 30, 2014, respectively, as inclusion would be anti-dilutive for these periods. Additionally, as of November 30, 2015, 95,100 shares of Series B convertible preferred stock can potentially convert into 951,000 shares of common stock.

Fair Value of Financial Instruments

At November 30, 2015 and May 31, 2015, the carrying value of the Company’s cash, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of the instruments. The Company carries derivative financial instruments at fair value as required by U.S. GAAP.

Derivative financial instruments consist of financial instruments that contain a notional amount and one or more underlying variables (e.g., interest rate, security price, variable conversion rate or other variables), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. The Company follows the provisions of FASB ASC 815 “Derivatives and Hedging” (“ASC 815”), as their instruments are recorded as a derivative liability, at fair value, with changes in fair value reflected in income.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3. Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. These Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Liability measured at fair value on a recurring basis by level within the fair value hierarchy as of November 30, 2015 and May 31, 2015 is as follows:

	Fair Value Measurement at November 30, 2015 (1)		Fair Value Measurement at May 31, 2015 (1)
	Using Level 3	Total	Using Level 3	Total
Liability:
Derivative liability	$—	$—	$2,008,907	$2,008,907

Total liability	$—	$—	$2,008,907	$2,008,907

(1)	The Company did not have any assets or liabilities measured at fair value using Level 1 or 2 of the fair value hierarchy as of November 30, 2015 and May 31, 2015.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. These instruments are not quoted on an active market, so the Company uses a Binomial Lattice Model to estimate the value the derivative liability. A Binomial Lattice Model was used because management believes it reflects all the assumptions that market participants would likely consider in negotiating the transfer of the convertible note including the potential for early conversion or adjustment of the conversion price due to a future dilutive issuance. The Company’s derivative liability is classified within Level 3 of the fair value hierarchy because certain unobservable inputs were used in the valuation model.

The following is a reconciliation of the beginning and ending balances for the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six-months ended November 30, 2015 and the year ended May 31, 2015:

Balance at May 31, 2014	$—
Note issuance, September 26, 2014	767,038
Note issuance, February 6, 2015	403,226
Fair value adjustments	838,643

Balance at May 31, 2015	$2,008,907

Note conversion June 24, 2015	(521,133)
Note conversion June 24, 2015	(841,269)
Fair value adjustments	(646,505)

Balance at November 30, 2015	$—

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Future tax benefits for net operating loss carry forwards are recognized to the extent that realization of these benefits is considered more likely than not. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10). A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits for all periods presented. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefit in interest expense and penalties in operating expenses.

Note 3 - Convertible Instruments

Series B Convertible Preferred Stock

During fiscal 2010, the Company issued 400,000 shares of Series B, $.001 par value Convertible Preferred Stock (“Series B”) at $5.00 per share for cash proceeds totaling $2,009,000, of which 95,100 shares remain outstanding at November 30, 2015. Each share of the Series B is convertible into ten shares of the Company’s $.001 par common stock including any accrued dividends, with an effective fixed conversion price of $.50 per share. The holders of the Series B can only convert their shares to common shares provided the Company has sufficient authorized common shares at the time of conversion. Accordingly, the conversion option was contingent upon the Company increasing its authorized common shares, which occurred in April 2010, when the Company’s shareholders approved an increase in the authorized shares of common stock to 100,000,000. At the commitment date, which occurred upon such shareholder approval, the conversion option related to the Series B was beneficial. The intrinsic value of the conversion option at the commitment date resulted in a constructive dividend to the Series B holders of approximately $6,000,000. The constructive dividend increased and decreased additional paid-in capital by identical amounts. The Series B has liquidation preferences over the common shares at $5.00 per share plus any accrued dividends. Dividends are payable to the Series B holders when declared by the board of directors at the rate of $.25 per share per annum. Such dividends are cumulative and accrue whether or not declared and whether or not there are any profits, surplus or other funds or assets of the Company legally available. The Series B holders have no voting rights.

2013 Convertible Notes

During the year ended May 31, 2013, the Company issued $6,588,250 in aggregate original principal amount of unsecured convertible notes (the “2013 Convertible Notes”) to investors for cash. Each outstanding 2013 Convertible Note was convertible at the election of the holder at any time into common shares at a fixed conversion price. At issuance, total principal of $6,208,250 was convertible at $0.75 per share, and $380,000 was convertible at $0.65 per share. The 2013 Convertible Notes were payable in full between November 30, 2013 and March 6, 2016, and bore interest at rates ranging from 5% to 10% per year, payable in cash semi-annually in arrears beginning on April 1, 2013. At November 30, 2015, there were no outstanding 2013 Convertible Notes. One 2013 Convertible Note with an aggregate original principal amount of $50,000 remained outstanding at May 31, 2015, convertible at $0.75 per share, bearing interest at a rate of 5% per year, and was payable in full on October 15, 2015. This note converted into common stock during the six-months ended November 30, 2015 as noted below.

In connection with the initial sale of the 2013 Convertible Notes, detachable common stock warrants with a two-year term to purchase a total of 8,527,984 common shares at exercise prices ranging from $0.75 to $2.00 per share were issued to the investors. The Company determined the fair value of the warrants at issuance using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the warrants, risk-free interest rates, and expected dividend yield at the grant date.

Additionally, at the commitment date, the Company determined that the conversion feature related to the 2013 Convertible Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the conversion feature utilizing the fair value of the underlying common stock at the commitment date and the effective conversion price after discounting the 2013 Convertible Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the beneficial conversion feature were recorded as a debt discount to the 2013 Convertible Notes, with a corresponding increase to additional paid-in capital. The debt discount is amortized over the life of the 2013 Convertible Notes. During the six-months ended November 30, 2015 and 2014, the Company recognized approximately $6,800 and $1,044,000, respectively, as interest expense related to amortization of the debt discount. The unamortized discount was fully amortized upon any conversion of the 2013 Convertible Notes before maturity.

During the six-months ended November 30, 2015, the remaining 2013 Convertible Note in the aggregate principal amount of $50,000, plus accrued but unpaid interest of $1,322, converted into 68,428 shares of common stock. Activity related to the 2013 Convertible Notes for the six-months ended November 30, 2015 and fiscal year ended May 31, 2015 was as follows:

	November 30, 2015	May 31, 2015
Face amount of Notes	$50,000	$4,271,250

Unamortized discount	—	(6,529)
Conversions	(50,000)	(4,221,250)

Total carrying value of Notes	$—	$43,471

During the year ended May 31, 2015, certain holders of the 2013 Convertible Notes in the aggregate principal amount of $1,175,000, plus accrued but unpaid interest of $4,703, were induced to convert their 2013 Convertible Notes into common stock, at the rate of $0.75 per share, conditioned upon their immediate exercise of certain of the foregoing warrants, covering an aggregate of 1,413,333 shares of common stock, at an exercise price reduced from $2.00 down to $0.55 per share. The note conversions resulted in the issuance of 1,556,667 shares of common stock, a cash interest payment of $3,793 and the Company’s receipt of $777,333 from the exercise of such warrants.

During the year ended May 31, 2015, certain holders of the 2013 Convertible Notes in the aggregate principal amount of $3,046,250, plus accrued but unpaid interest of $86,296, were induced to convert their 2013 Convertible Notes into 4,181,079 shares of common stock at a conversion price of $0.75, conditioned upon the Company issuing new warrants to replace certain of the foregoing warrants which had previously expired, covering an aggregate of 6,310,677 shares of common stock, at an exercise price of $1.00 per share, with an approximate term of seven months from date of issuance.

The Company determined the fair value of the new warrants using the Black-Scholes option pricing model utilizing certain weighted-average assumptions, such as expected stock price volatility, term of the warrants, risk-free interest rate and expected dividend yield at the commitment date.

2015
Expected dividend yield	0%
Stock price volatility	88.79%
Expected term	5 years
Risk-free interest rate	1.46%-1.58%
Grant-date fair value	$0.52-$0.76

During the six-months ended November 30, 2015, the board approved a one-year extension of expiration dates on the aforementioned detachable common stock warrants with a two-year term, covering approximately 6.3 million shares of common stock, with an exercise price of $1.00 per share. Current expiration dates ranging from October 2015 through January 2016 were extended to October 2016 through January 2017. The extensions were effective October 1, 2015 upon the receipt of certain executed documentation from the warrant holders. Pursuant to U.S. GAAP, the Company recognized non-cash interest expense of approximately $866,700 in connection with this extension, which represented the incremental increase in the fair value of the modified warrants.

The Company determined the fair value of the new warrants using the Black-Scholes option pricing model utilizing certain weighted-average assumptions, such as expected stock price volatility, term of the warrants, risk-free interest rate and expected dividend yield at the commitment date.

2015
Expected dividend yield	0%
Stock price volatility	64.56% -69.30%
Expected term	1 year
Risk-free interest rate	.33%
Grant-date fair value	$0.15-$0.18

AVCP Convertible Notes

During the year ended May 31, 2015, the Company issued a three-month unsecured convertible promissory note (the “AVCP Bridge Note”) in the aggregate principal amount of $1,500,000 to Alpha Venture Capital Partners, L.P. (“AVCP”), an affiliate of one of the Company’s directors as described under Note 9 below. As described in greater detail below, the AVCP Bridge Note has subsequently been converted in a transaction occurring during the six-months ended November 30, 2015. The principal amount of the AVCP Bridge Note plus unpaid accrued interest was convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The AVCP Bridge Note bore simple interest of 1.2% per month, payable at maturity on May 5, 2015, and monthly thereafter, upon the Company’s election to exercise a one-time option to extend the maturity by an additional three months, which the Company exercised on April 1, 2015 (extending the maturity date to August 5, 2015). Prepayment was permitted without penalty subject to the Company’s obligation to pay at least three months’ interest on the principal amount. The conversion price was subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of common stock sold or deemed sold in future securities offerings, including sales to AVCP and its designees subject to certain exempt transactions. Without AVCP’s prior written consent, the Company was not permitted to incur additional indebtedness for borrowed money, other than up to an additional $6.0 million in convertible promissory notes that may be issued to AVCP or related parties, unless such indebtedness was subordinated in right of payment to the Company’s obligations under the AVCP Bridge Note and any additional notes issued to AVCP or related parties.

During the year ended May 31, 2015, the Company issued an additional two-year term unsecured convertible promissory note (the “AVCP Two-Year Note” and, together with the AVCP Bridge Note, the “AVCP Convertible Notes”) in the aggregate principal amount of $2,000,000 to AVCP. As described in greater detail below, along with the AVCP Bridge Note, the AVCP Two-Year Note has subsequently been converted in a transaction occurring during the six-months ended November 30, 2015. The AVCP Two-Year Note bore simple interest at the annual rate of 5%, payable quarterly. The principal balance of the AVCP Two-Year Note was due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. Prepayment was permitted without penalty. The AVCP Two-Year Note included events of default for nonpayment of principal or interest when due or other breaches of the AVCP Two-Year Note, as well as for breach of any term of the AVCP Two-Year Note and related warrant agreement. The principal amount of the AVCP Two-Year Note plus unpaid accrued interest was convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price was subject to adjustment on the same terms, and contained similar consent rights to the issuance of additional indebtedness, as the AVCP Bridge Note above.

As a result of the private placement of approximately $4 million in convertible notes during the fourth quarter of fiscal year ended May 31, 2015, as described below, the conversion price of the AVCP Convertible Notes was reduced to $0.675 per share of common stock, which was 90% of the weighted-average price of the deemed issued shares of $0.75 related to the approximately $4 million offering of 2015 Convertible Notes described below. The decrease in the conversion price caused the number of shares of common stock issuable upon conversion of the AVCP Convertible Notes to increase from 3,500,000 to 5,185,185 shares of common stock.

The Company accounted for the AVCP Notes and related warrants (as described below) as a financing transaction, wherein the proceeds received were allocated to the financial instruments issued. Prior to making the accounting allocation, the AVCP Convertible Notes and warrants were evaluated for proper classification under FASB ASC 480 “Distinguishing Liabilities from Equity” and ASC 815. ASC 815 generally requires embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The embedded derivative features consisted of the conversion price being subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a conversion price per share that is 10% below the lowest sale price that is below $.9444 per share for common stock sold or deemed sold in future securities offerings, subject to certain exempt transactions. The note conversion round down (or anti-dilution) provision terms were not consistent with the definition for financial instruments indexed to the Company’s stock. As such, the conversion option and conversion reset price protection in the AVCP Convertible Notes required bifurcation as a derivative liability.

In connection with the original issuance of the two AVCP Convertible Notes, the Company issued warrants to AVCP covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share on September 26, 2014 and February 6, 2015, respectively. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, respectively. The aforementioned warrants have a term of five years from inception and an exercise price of $.50 per share and meet the conditions for equity classification per ASC 815. The fair value of the warrants was determined using a Black-Scholes option model using the following assumptions:

	Warrants issued on September 26, 2014	Warrants issued on February 6, 2015
Risk free interest rate	1.82%	1.48%
Expected life	5 years	5 years
Expected volatility	136%	119%
Dividend yield	0.00%	0.00%

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative liability at its fair value and then to the warrants at their relative fair value, with the residual allocated to the host AVCP Convertible Notes as presented below.

On June 23, 2015, the Company, Alpha Venture Capital Management, LLC and AVCP entered into a Debt Conversion and Termination Agreement pursuant to which (i) AVCP agreed to convert the $3,535,627 in aggregate indebtedness as of June 23, 2015 under the AVCP Convertible Notes in exchange for 5,237,966 shares of the Company’s $.001 par value common stock; (ii) subject to the conversion of the two AVCP Convertible Notes, the Company agreed to issue AVCP an additional five-year warrant covering 1,000,000 shares of common stock at an exercise price of $0.675 per share and (iii) subject to the AVCP’s receipt of the common shares and warrant, the parties agreed to (a) terminate the subscription agreements; and (b) release and discharge each other party from all claims and obligations arising under the two AVCP Convertible Notes and subscription agreements. As a result of the debt conversion, the Company recognized a loss on extinguishment of the AVCP Convertible Notes of $584,177, a non-cash gain on the change in the fair value of the derivative liability of $646,505 and non-cash inducement interest expense of $757,871 arising from the aforementioned warrant.

		Six-months Ended November 30, 2015
	May 31, 2015	Debt Discount	Fair Value	Conversion	November 30, 2015
AVCP Convertible note payable	$2,637,618	$94,344	$—	$(2,731,962)	$—
Compound embedded derivative	2,008,907	—	(646,505)	(1,362,402)	—
Warrants (equity allocation)	215,732	—	—	—	—
Accrued interest on note payable				(35,627)
Fair Value of Common Stock Issued				4,714,168
Loss on conversion				(584,177)

	$4,862,257	$94,344	$(646,505)	$—	$—

Short-Term Convertible Notes

During the year ended May 31, 2015, the Company issued approximately $4.0 million of six-month unsecured convertible promissory notes (the “Short-Term Convertible Notes”) and related warrants to investors for cash. Each Short-Term Convertible Note was originally convertible, at the election of the holder, at any time into common shares at a $0.75 per share. The Short-Term Convertible Notes bore interest of 7% per annum, payable in cash upon maturity. In connection with the issuance of the Short-Term Convertible Notes, the Company also issued warrants with a five-year term to purchase a total of 1,061,586 shares of $.001 par value common stock at an exercise price of $0.75. The Company determined the fair value of the warrants using the Black-Scholes option pricing model utilizing certain weighted-average assumptions, such as expected stock price volatility, term of the warrants, risk-free interest rate and expected dividend yield at the commitment date.

The Company utilized the following weighted-average assumptions to value the above investor warrants:

2015
Expected dividend yield	0%
Stock price volatility	88.79%
Expected term	5 years
Risk-free interest rate	1.46%-1.58%
Grant-date fair value	$0.52-$0.76

Additionally, at the commitment date, the Company determined that the conversion feature related to the Short-Term Convertible Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the beneficial conversion feature utilizing the fair value of the underlying common stock at the commitment date and the effective conversion price after discounting the Short-Term Convertible Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the conversion feature were recorded as a debt discounts to the Short-Term Convertible Notes, and a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the Short-Term Convertible Notes. During the six-months ended November 30, 2015, the Company recognized approximately $1,784,000 as interest expense related to amortization of the debt discounts, and the Short-Term Convertible Notes were not outstanding during the six-months ended November 30, 2014. The unamortized discounts were fully amortized upon any conversion of the Short-Term Convertible Notes before maturity.

During the six-months ended November 30, 2015, the Company tendered an offer to settle the balances of the Short-Term Convertible Notes. The Company offered to exchange the Short-Term Convertible Notes for (i) the issuance of restricted shares of $.001 par value common stock, for the settlement of the balance of the Short-Term Convertible Notes, principal and accrued but unpaid interest as of September 21, 2015, which was the commitment date, at a conversion price of $0.675 per share and (ii) the amendment of the related warrants to reduce the exercise price to $0.675 per share. The offer represented a 10.0% discount to $0.75, which was the current conversion price of the Short-Term Convertible Notes and current exercise price of the related warrants. On September 21, 2015, the offering period and withdrawal rights for the exchange offer expired, and the Company completed the exchange offer for approximately $2.7 million in aggregate original principal amount of Short-Term Convertible Notes.

Following the consummation of the exchange offer described above, an aggregate principal amount of $525,000 and accrued but unpaid interest of $17,830 converted into 723,773 shares of common stock. The principal and interest for Short-Term Convertible Notes that were not exchanged in the exchange offer, or that are not otherwise converted pursuant to their terms, became due and payable between October 30, 2015 and November 15, 2015, six months from their issuance. The Company repaid the remaining aggregate principal and interest on such Convertible Notes of approximately $789,000 Short-Term Convertible Notes on their respective maturity dates. Related to the tender offer conversions, the Company recognized approximately $330,000 in non-cash interest expense at the commitment date.

Activity related to the Short-Term Convertible Notes for the six-months ended November 30, 2015, and fiscal year ended May 31, 2015 was as follows:

	November 30, 2015	May 31, 2015
Face amount of Notes	$3,981,050	$3,981,050
Unamortized discounts	—	$(2,390,063)
Tender offer conversions	(2,693,800)	—
Conversions	(525,000)	—
Payments upon maturity	(762,250)	—

Total carrying value of Notes	$—	$1,590,987

Note 4 – Derivative Liability

The following tables summarize the fair value of the derivative liability and linked common shares as of the derivative liability inception dates (September 26, 2014 and February 6, 2015), November 30, 2015 and May 31, 2015:

	September 26, 2014	February 6, 2015	May 31, 2015	November 30, 2015
Total derivative liability	$767,038	$403,266	$2,008,907	$—

Shares indexed to derivative liability	2,000,000	1,500,000	5,185,185	—

Changes in the fair value of the derivative liability, carried at fair value, are reported as “Change in fair value of derivative liability” in the Consolidated Statements of Operations. During the six-months ended November 30, 2015, the Company recognized a non-cash gain of approximately $646,000 due to a decrease in the derivative liability related to the embedded derivative in the two AVCP Notes.

ASC 815 does not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be combined together and fair valued as a single, compound embedded derivative. The Company selected a Binomial Lattice Model to value the compound embedded derivative because it believes this technique is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of this convertible note. Such assumptions include, among other inputs, stock price volatility, risk-free rates, credit risk assumptions, early redemption and conversion assumptions and the potential for future adjustment of the conversion price due to a future dilutive financing.

Significant inputs and assumptions used in the Binomial Lattice Model for the derivative liability are as follows:

	September 26, 2014	February 6, 2015	May 31, 2015	June 24, 2015
Quoted market price on valuation date	$0.79	$0.96	$0.99	$0.90
Contractual conversion rate	$1.00	$1.00	$1.00	$1.00
Adjusted conversion price (a)	$0.9759	$1.0000	$0.675	$0.675
Contractual term to maturity (years)	2.00	0.49	0.18-1.33	0.12
Expected volatility	123%	124%	90%-114%	48%
Contractual interest rate	5%	2%	1.5%-5.0%	1.2%
Risk-free rate	0.59%	0.045%	0.041%-0.48%	0.001%
Risk adjusted rate	2.69%	2.78%	2.80%	2.80%
Probability of event of default	5.00%	5.00%	5.00%	5.00%

(a)	The adjusted conversion price input used in the Binomial Lattice Model considers both i) the reduction of the conversion price to $0.675 on April 30, 2015, as result of the short-term convertible notes offering in which Common Stock was sold for a weighted average price of $0.75 and ii) potential adjustment to the stated conversion price due to a future dilutive issuance. This input was calculated using a probability-weighted approach which considered the likelihood of various scenarios occurring including (i) potential success or failure of various phases for PRO 140, (ii) the probability the Company will enter into a future financing and (iii) and the potential price of a future financing.

The fair value of the derivative liability is significantly influenced by the Company’s trading market price, stock price volatility, changes in interest, assumptions regarding the adjusted conversion price and early redemption or conversion of the AVCP Notes.

Note 5 – Stock Options and Warrants

The Company has one active stock-based equity plan at November 30, 2015, the CytoDyn Inc. 2012 Equity Incentive Plan (the “2012 Plan”), which was approved by shareholders at the Company’s 2012 annual meeting to replace the 2004 Stock Incentive Plan and was subsequently amended by shareholder approval in February 2015 to increase the number of shares available for issuance from 3,000,000 to 5,000,000 shares of common stock. As of November 30, 2015, the Company had 404,930 shares available for future stock-based grants under the 2012 Plan.

During the six-months ended November 30, 2015, the Company issued 11,724,092 common stock warrants outside of the 2012 Plan, of which 380,000 were granted to consultants, 1,000,000 to AVCP as described above in Note 3 and the remaining 10,344,092 issued to investors in the Company’s private equity and debt offerings, as further described in Note 7. Investors in the offering, purchased common stock plus a warrant covering 50% of common stock shares purchased. Each warrant has an exercise price of $0.75 per share and a five-year term. In connection with this private placement and pursuant to the Placement Agent Agreement dated November 11, 2015, the Company issued to its placement agent, as additional compensation, a warrant covering 1,716,643 common shares, which is included in the above total, with an exercise price of $0.75 per share, a five-year term and immediate vesting. The placement agent warrant has a Black-Scholes valuation of approximately $776,000.

During the six-months ended November 30, 2015, the Company granted annual stock option awards to directors to purchase a total of 350,000 shares of common stock with an exercise price of $0.975 per share. These option awards vest at 25% per quarter over one year. The grant date fair value related to these options was $0.49 per share. An additional stock option was granted to a director to purchase a total of 250,000 shares of common stock with an exercise price of $0.97 and was fully vested upon grant date. The grant date fair value related to this option award was $0.43 per share.

During the six-months ended November 30, 2015, the Company granted options to executive management and employees to purchase a total of 1,750,000 shares of common stock. The exercise prices range from $0.87 to $0.90 per share, included in the awards covering 1,750,000 shares are options on 1,350,000 shares that vest based on certain performance targets, and 400,000 shares that vest annually over three years. The options have a ten-year term, with one option covering 100,000 shares was 50% vested upon issuance. The grant date fair value related to these option awards was $0.58 per share.

During the six-months ended November 30, 2015, the Company granted a warrant to purchase a total of 200,000 shares of common stock at an exercise price of $1.02 per shares to a third party scientific consultant. The warrant, which expires on July 13, 2025, vests and becomes exercisable 50% on January 1, 2016 and 2017, respectively. The grant date fair value related to this award was $0.60 per share. In addition, the Company granted a warrant to purchase up to 170,000 shares of $.001 par value common stock at an exercise price of $1.02 per share to a third-party consultant. The warrant has a five-year term and vests in ratable shares based on specifically identifiable performance milestones, beginning in 2016. In the event milestones are not achieved, the shares subject to such milestone shall not vest and will not be exercisable for such shares. The Company also granted a warrant covering 10,000 shares of common stock at an exercise price of $1.02, five-year term and immediate vesting to a third-party consultant. The grant date fair value of this award was $0.42 per share.

Compensation expense related to stock options and warrants for the three and six-months ended November 30, 2015 and November 30, 2014 was approximately $238,700 and $590,700 and $150,000 and $287,800, respectively. The grant date fair value of options and warrants vested during the three and six-month periods ended November 30, 2015 and November 30, 2014 was approximately $123,000 and $324,000 and $227,000 and $309,000, respectively. As of November 30, 2015, there was approximately $1,391,000 of unrecognized compensation expense related to share-based payments for unvested options, which is expected to be recognized over a weighted average period of 1.44 years.

The following table represents stock option and warrant activity as of and for the six-months ended November 30, 2015:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options and warrants outstanding at May 31, 2015	31,008,915	$0.88	2.94	$5,538,335
Granted	14,074,092	0.78	—	—
Exercised	—	—	—	—
Forfeited/expired/cancelled	(465,000)	—	—	—

Options and warrants outstanding at November 30, 2015	44,618,007	0.84	3.39	4,043,336

Outstanding exercisable at November 30, 2015	41,406,237	$0.84	3.13	$3,959,503

Note 6 – License Agreements

During the six months ended November 30, 2015, we executed a license agreement with a third-party licensor covering the licensor’s “system know-how” technology with respect to the Company’s use of proprietary cell lines to manufacture new PRO 140 material. The license requires a payment of £600,000 (approximately US$915,000) by December 15, 2015, which was accrued as of May 31, 2015. As a result of executing the license agreement in late July 2015, the Company became the primary obligor of an additional payment of £600,000 (approximately US$930,000) due on June 30, 2016. The licensor is currently in litigation to recover certain amounts from Progenics Pharmaceuticals, Inc. (“Progenics”), the company that sold PRO 140 to the Company. In the event the licensor is successful in recovering any payments related to the litigation, the June 30, 2016 payment owed by the Company will be reduced by the licensor’s recovery. During the six-months ended November 30, 2015, the Company recorded an additional expense of £600,000 (approximately US$930,000), as probability of any recovery from third-party litigation is not reasonably estimable. Future annual license fees and royalty rate will vary depending on whether the Company manufactures PRO 140 itself, utilizes the third-party licensor as a contract manufacturer, or utilizes an independent party as a contract manufacturer. The licensor does not charge an annual license fee of £300,000 when it serves as the manufacturer.

Under the Asset Purchase Agreement, dated July 25, 2012, between the Company and Progenics Pharmaceuticals, Inc. (“Progenics”) (the “Asset Purchase Agreement”), the Company acquired from Progenics its rights to the HIV viral-entry inhibitor drug candidate PRO 140 (“PRO 140”), a humanized anti-CCR5 monoclonal antibody, as well as certain other related assets, including the existing inventory of bulk PRO 140 drug product, intellectual property, certain related licenses and sublicenses, and U.S. Food and Drug administration (“FDA”) regulatory filings. On October 16, 2012, the Company paid to Progenics $3,500,000 in cash to close the transaction. The Company is also required to pay Progenics the following milestone payments and royalties: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-US equivalent; (ii) $5,000,000 at the time of the first US new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of up to 5% on net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years, in each case determined on a country-by country basis. To the extent that such milestone payments and royalties are not timely made, under the terms of the Asset Purchase Agreement, Progenics has certain repurchase rights relating to the assets sold to the Company thereunder.

Payments to the third-party licenser and to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Protein Design Labs (now AbbVie Inc.) (“PDL”) and Progenics, which was assigned to the Company in the Asset Purchase Agreement, pursuant to which the Company has an exclusive worldwide license to develop, make, have made, import, use, sell, offer to sell or have sold products that incorporate the humanized form of the PRO 140 antibody developed by PDL under the agreement and must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount. To the extent that such milestone payments and royalties are not timely made, under the terms of the PDL License, AbbeVie Inc. has certain termination rights relating to the Company’s license of PRO 140 thereunder.

Pursuant to the foregoing Asset Purchase Agreement and PDL License, the Company accrued an expense of $2,500,000 as of May 31, 2015 in connection with the anticipated milestone payments related to the first patient dosing in a Phase 3 clinical trial. Subsequent to the fiscal quarter ended November 30, 2015, the Company paid the $1.5 million of such accrued expenses owed to Progenics pursuant to the Asset Purchase Agreement.

Note 7 – Private Securities Offerings

During April and May 2015, the Company completed a private debt offering of convertible promissory notes in the aggregate principal amount of $3,981,050. Each note was convertible into common stock at the rate of $0.75 per share. Each note has a term of six months and annual interest rate of 7% payable upon maturity. The Company also issued to each note holder a warrant covering 20% of the number of $.001 par value common share into which the related note is convertible. Each warrant has an exercise price of $0.75 per share and a five-year term. A tender offer was made on these Notes by the Company on August 24, 2015, as fully described in Note 3.

During the six-months ended November 30, 2015, the Company conducted a private equity offering (the “Equity Offering”) in which accredited investors purchased unregistered common stock at $0.75 per share with warrants equal to 50% of the number of shares of common stock purchased. Pursuant to the Equity Offering, the Company sold a total of 17,254,952 shares of common stock, $.001 par value, and issued five-year warrants covering 8,627,450 shares of common stock. In conjunction with the Equity Offering, the Company became obligated to issue a warrant covering 1,716,643 shares of common stock to the placement agent as additional compensation. (See Notes 2 and 5 for a description of the warrants and offering costs related to the Equity Offering.

Note 8 – Recent Accounting Pronouncements

Recent accounting pronouncements, other than below, issued by the FASB (including its EITF), the AICPA and the SEC did not or are not believed by management to have a material effect on the Company’s present or future financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”) The standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this standards update. The new guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Company evaluated this ASU and began early adoption beginning with the annual period ended May 31, 2015. The adoption of this guidance did not have a material impact on our financial position, overall results of operations or cash flows.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, “Compensation—Stock Compensation (Topic 718), Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”). ASU 2014-12 provides special optional transitional guidance for awards with performance targets. The guidance is effective for annual periods beginning after December 15, 2015, and interim periods within those annual periods, with early adoption permitted. Management is currently assessing the impact the adoption of ASU 2014-12 will have on its Consolidated Financial Statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU 2014-15 are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. Management is currently assessing the impact the adoption of ASU 2014-15 will have on our Consolidated Financial Statements.

Note 9 – Related Party Transactions

On September 26, 2014, the Company entered into a $2 million convertible promissory note with AVCP, as more fully described in Note 3 above. In October of 2014, Mr. Carl C. Dockery, the principal of AVCP, was appointed a director of the Company. On February 6, 2015, the Company entered into a second convertible promissory note in the aggregate principal amount of $1.5 million, as more fully described in Note 4 above. On June 23, 2015 these notes and accrued but unpaid interest were converted into shares of common stock. In connection with the Debt Conversion and Termination Agreement dated June 23, 2015, the Company issued to AVCP a warrant covering 1,000,000 shares of common stock, as more fully described in Notes 3 and 5.

Only independent directors approve related party transactions. The above terms and amounts are not necessarily indicative of the terms and amounts that would have been incurred had comparable transactions been entered into with independent parties.

Note 10 – Acquisition of patents

As discussed in Note 6 above, the Company consummated an asset purchase on October 16, 2012, and paid $3,500,000 for certain assets, including intellectual property, certain related licenses and sublicenses, FDA filings and various forms of the PRO 140 drug substance. The Company followed the guidance in Financial Accounting Standards Topic 805 to determine if the Company acquired a business. Based on the prescribed accounting, the Company acquired assets and not a business. As of November 30, 2015 the Company has recorded $3,500,000 of intangible assets in the form of patents. The Company estimates the acquired patents have an estimated life of eight years. Subsequent to the acquisition date, the Company has continued to expand, amend and file new patents central to its current trial strategies, which in turn have extended the protection period for certain methods of using PRO 140 and formulations comprising PRO 140 out through at least 2026 and 2031, respectively, in various countries.

The following presents intangible assets activity:

	November 30, 2015	May 31, 2015
Gross carrying amounts	$3,500,000	$3,500,000
Accumulated amortization	(1,093,750)	(918,750)

Total amortizable intangible assets, net	2,406,250	2,581,250
Patents currently not amortized	35,989	35,989

Carrying value of intangibles, net	$2,442,239	$2,617,239

Amortization expense related to patents was approximately $87,500 and $175,000 for the three and six-months ended November 30, 2015 and 2014. The estimated aggregate future amortization expense related to the Company’s intangible assets with finite lives is estimated at approximately $350,000 per year for the next five years.

Note 11 - Employee Benefit Plan

The Company has an employee savings plan (the “Plan”) pursuant to Section 401(k) of the Internal Revenue Code (the “Code”), covering all of its employees. The Company makes a qualified non-elective contribution of 3%, which consequently vests immediately. In addition, participants in the Plan may contribute a percentage of their compensation, but not in excess of the maximum allowed under the Code. During the three and six-months ended November 30, 2015 and November 30, 2014 the Company incurred an expense of approximately $5,700, $5,700 and $4,600 and $4,900 respectively, for qualified non-elective contributions.

Note 12 - Subsequent Events

Subsequent to the fiscal quarter ended November 30, 2015, and through December 31, 2015, the Company issued in private placements to accredited investors an aggregate of 7,876,265 shares of its common stock, together with warrants to purchase an aggregate of 3,938,121 shares of its common stock at an exercise price of $0.75 per share, for aggregate gross proceeds to the Company of approximately $5.9 million. The Company also became obligated to issue warrants to purchase an aggregate of 919,913 shares of its common stock, along with a cash payment of approximately $0.7 million, as a fee to the placement agent in certain of the foregoing transactions. All of the warrants have a five-year term, running from their respective dates of issuance, and are immediately exercisable. The Company relied on the exemption provided by Section 4(a)(2) of the Securities Act in connection with the foregoing transactions.

On December 4, 2015 the Company’s board of directors granted to a director an option to purchase a total of 100,000 shares of common stock at an exercise price of $0.84 per share. The option, which expires on December 4, 2025, vests 50% upon grant date and 50% on the first anniversary of the date of grant. Following the award of this stock option, the Company had remaining authorization to issue 304,930 shares for future equity awards under the 2012 Equity Incentive Plan.

On December 14, 2015, the Company paid $915,000 of accrued license agreement fees to a third-party licensor, as further described in Note 6.

On December 21, 2015, the Compensation Committee of the Board of Directors of the Company passed a resolution to extend the expiration dates of certain outstanding stock option awards under the CytoDyn Inc. 2004 Stock Incentive Plan (the “2004 Incentive Plan”) and the CytoDyn Inc. 2012 Equity Incentive Plan, as amended (the “2012 Incentive Plan” and, together with the 2004 Incentive Plan, the “Incentive Plans”). For each outstanding stock option award issued to a current employee or director of the Company under the Incentive Plans that had a five year expiration term, whether such award was vested or unvested, the expiration term was extended by an additional five years, but only to the extent that the award was not “in-the-money” based upon the closing price of the Company’s Common Stock, or $0.81 per share, as of December 21, 2015. The other terms and conditions of such stock option awards, and all of the terms and conditions of any other stock option awards outstanding under the Incentive Plans, remained unchanged. In total, the Company extended the expiration dates of options covering 1,924,513 shares, with a weighted average exercise price of approximately $1.39 per share, to dates ranging between July 31, 2021 and June 30, 2025. The Company is in the process of determining the impact to non-cash stock based compensation expense related to this modification.

On January 4, 2016, pursuant to the CytoDyn Inc. 2012 Equity Incentive Plan, as amended, the Company granted to Nader Pourhassan, Ph.D., President and Chief Executive Officer of the Company and a member of its board of directors, a stock option to purchase 304,000 shares of its Common stock. The option has a per share exercise price of $0.75, which was the closing sale price of the Common Stock on the date of grant. The option has a ten-year term and is currently unvested, with vesting to depend upon the achievement of certain strategic milestones specified by the board of directors and documented in the relevant award agreement. Following the grant of this stock option, the Company had remaining authorization to issue 930 shares for future equity awards under the 2012 Equity Incentive Plan.